   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1996
                                            REGISTRATION STATEMENT NO. 333-4278
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2

                                      TO

                                   FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ---------------
                                  ANSYS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
     DELAWARE                      7372                    04-3219960
 (STATE OR OTHER             (PRIMARY STANDARD          (I.R.S. EMPLOYER
 JURISDICTION OF         INDUSTRIAL CLASSIFICATION    IDENTIFICATION NO.)
 INCORPORATION OR              CODE NUMBER)
  ORGANIZATION)

                                ---------------
                              201 JOHNSON ROAD
                      HOUSTON, PENNSYLVANIA 15342-1300
                                (412) 746-3304
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                                ---------------
                                PETER J. SMITH
               CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 ANSYS, INC.
                              201 JOHNSON ROAD
                      HOUSTON, PENNSYLVANIA 15342-1300
                                (412) 746-3304
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------
                                  COPIES TO:
   JOHN R. LECLAIRE, P.C.                   RICHARD C. TILGHMAN, JR., ESQ.
 JEFFREY D. PLUNKETT, ESQ.                    STEPHEN A. RIDDICK, ESQ.
GOODWIN, PROCTER & HOAR LLP                    PIPER & MARBURY  L.L.P.
     EXCHANGE PLACE                            36 SOUTH CHARLES STREET
BOSTON, MASSACHUSETTS 02109                BALTIMORE, MARYLAND 21201-3018
     (617) 570-1000                               (410) 539-2530

                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] 333-

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] 333-

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                  ANSYS, INC.

CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY
                               ITEMS OF FORM S-1

              FORM S-1
      ITEM NUMBER OF CAPTION            LOCATION OR HEADING IN PROSPECTUS
      ----------------------            ---------------------------------
  1. Forepart of Registration
      Statement and Outside
      Front Cover of
      Prospectus.............   Outside Front Cover Page; Front Page of Prospectus
  2. Inside Front and Outside
      Back Cover Pages of
      Prospectus.............   Inside Front Cover Page and Outside Back Cover
                                 Page of Prospectus
  3. Summary Information,
      Risk Factors and Ratio
      of Earnings to Fixed
      Charges................   Prospectus Summary; Risk Factors
  4. Use of Proceeds.........   Use of Proceeds
  5. Determination of
     Offering Price..........   Underwriting
  6. Dilution................   Dilution
  7. Selling Security
     Holders.................   Principal and Selling Stockholders
  8. Plan of Distribution....   Underwriting
  9. Description of
     Securities to be
     Registered..............   Outside Front Cover Page; Prospectus Summary;
                                 Description of Capital Stock
 10. Interests of Named
     Experts and Counsel.....   Not applicable
 11. Information with Respect
      to the Registrant:
     (a) Description of
         Business............   Prospectus Summary; Management's Discussion and
                                 Analysis of Financial Condition and Results of
                                 Operations; Business
     (b) Description of
         Property............   Business--Facilities
     (c) Legal Proceedings...   Business--Legal Proceedings
     (d) Market Price and
         Dividends on
         Registrant's Common
         Equity and Related
         Stockholder Matters.   Dividend Policy; Description of Capital Stock
     (e) Financial
         Statements..........   Financial Statements
     (f) Selected Financial
         Data................   Prospectus Summary; Selected Consolidated Financial
                                 Data
     (g) Supplementary
         Financial
         Information.........   Not applicable
     (h) Management's
         Discussion and
         Analysis of
         Financial Condition
         and Results of
         Operations..........   Management's Discussion and Analysis of Financial
                                 Condition and Results of Operations
     (i) Changes in and
         Disagreements With
         Accountants on
         Accounting and
         Financial
         Disclosure..........   Not applicable
     (j) Directors and
         Executive Officers..   Management
     (k) Executive
         Compensation........   Management--Executive Compensation
     (l) Security Ownership
         of Certain
         Beneficial Owners
         and Management......   Principal and Selling Stockholders
     (m) Certain
         Relationships and
         Related
         Transactions........   Certain Transactions
 12. Disclosure of Commission
      Position on
      Indemnification for
      Securities Act
      Liabilities............   Not applicable

                                                           SUBJECT TO COMPLETION

                                                               JUNE 7, 1996

                                3,550,000 Shares

                                   LOGO  INC.

                                  Common Stock

                                   --------

  Of the 3,550,000 shares of Common Stock (the "Common Stock") offered hereby, 3,500,000 shares are being sold by ANSYS, Inc. (the "Company") and 50,000 shares are being sold by a stockholder of the Company (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share will be between $12.00 and $14.00. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq Stock Market (National Market) upon completion of this offering under the trading symbol "ANSS."

                                   --------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                     FACTORS" COMMENCING ON PAGE 7 HEREOF.

                                   --------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                   PRICE   UNDERWRITING    PROCEEDS  PROCEEDS TO
                                    TO       DISCOUNTS        TO       SELLING
                                  PUBLIC  AND COMMISSIONS COMPANY(1) STOCKHOLDER
- --------------------------------------------------------------------------------
Per Share........................  $           $            $           $
- --------------------------------------------------------------------------------
Total(2)......................... $           $            $           $
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated at $850,000.
(2) Certain stockholders of the Company have granted to the Underwriters a 30-day option to purchase up to 532,500 additional shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling
    Stockholder will be $    , $     and $    , respectively. See
    "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
    , 1996.

Alex. Brown & Sons
  INCORPORATED

            Cowen & Company

                     Wessels, Arnold & Henderson

                                                         Parker/Hunter
                                                          INCORPORATED

                    THE DATE OF THIS PROSPECTUS IS     , 1996

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A        +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY + +OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BE- + +COMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE+
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE         +
+SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE + +WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES+
+LAWS OF ANY SUCH JURISDICTION.                                               +
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                       Behind it all, there's ANSYS/(R)/

[GRAPHIC DEPICTING ANSYS PRODUCTS]                ANSYS products help
                                                  reduce the time and cost
                                                  of development as well
                                                  as improve product
                                                  design and quality. The
                                                  family of ANSYS
                                                  products ranges from
                                                  ANSYS/AutoFEA for
                                                  design optimization to
                                                  ANSYS/Multiphysics
                                                  for advanced design
                                                  verification.

                                                  Biomedical
[PHOTO OF MEDICAL IMPLANTS]

DePuy Inc. engineers use ANSYS
technology to develop reliable and
durable medical implants and the
surgical instruments used to install
them. The software also allows
DePuy to shorten its new product
development cycle by reducing the
number of prototypes required for
testing.

                                                  Marine Habitats
[PHOTO OF UNDERSEA MARINE EXHIBIT]

Reynolds Polymer is a global
provider of aquarium systems and
acrylic components for undersea
habitats and marine parks.
Reynolds engineers build attractive
and interactive exhibits using
developments in glass and acrylics,
combined with the use of ANSYS
analysis software to ensure product
safety and cost effectiveness.



IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE; SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

  ANSYS, Inc. (the "Company") develops, markets and supports software solutions for design analysis and optimization. Engineering analysts and design engineers use the Company's software to accelerate product time to market, reduce production costs, improve engineering processes and optimize product quality and safety for a variety of manufactured products, ranging from basic consumer goods to satellite tracking systems. The ANSYS product family features open, flexible architecture that permits easy integration into its customers' enterprise-wide engineering systems and facilitates effective implementation of process-centric engineering.

  Since its founding in 1970 as Swanson Analysis Systems, Inc. ("Swanson Analysis") the Company has become a technology leader in the market for computer-aided engineering ("CAE") analysis software. The Company has long-standing relationships with customers in many industries, including automotive, aerospace and electronics. Using the Company's products, engineers can construct computer models of structures, compounds, components or systems to simulate performance conditions and physical responses to varying levels of stress, pressure, temperature and velocity. This helps reduce the time and expense of physical prototyping and testing.

  The Company's software has been developed and enhanced to help customers meet several of the major challenges faced by businesses today, including increasing global competition and the need and ability to solve more complex product design problems. The Company believes that these factors, combined with the decreasing cost of computer hardware, are accelerating the demand for design analysis software solutions and have created an expanding marketplace, described by the Company as the design analysis and optimization market. This market includes a base of engineering analysts who use the Company's CAE analysis software to validate product design, as well as the broader group of design engineers who use analysis tools integrated within their computer-aided design ("CAD") systems to optimize and evaluate products much earlier in the development cycle.

  The Company's objectives are to increase market share among the traditional base of engineering analysts, to extend its product line to meet the demands of the broader group of design engineers and to increase the adoption of its products by new users, such as engineers in the biomedical and food processing industries. The Company's strategy focuses on maintaining and enhancing its technology leadership; offering an open and flexible software product family; pursuing a customer driven sales, services and marketing approach; capitalizing on its established global distribution and support network; and leveraging strategic relationships with leading CAD suppliers and third party providers of complementary hardware and software.

  The Company's product line ranges from ANSYS/Multiphysics, a sophisticated multi-disciplinary CAE tool for engineering analysts, to AutoFEA, a CAD-integrated design optimization product for design engineers. The Company's product family features a unified database, a wide range of analysis functionality, a consistent, easy-to-use graphical user interface, support for multiple hardware platforms and operating systems (including Windows 95, Windows NT and Unix), effective user customization tools and integration with leading CAD systems. The Company's products are developed using the Company's ISO 9001-certified quality system.

  The Company markets its products principally through its global network of 35 independent regional ANSYS Support Distributors, which have 68 offices in 27 countries. More than 4,000 companies throughout the world use ANSYS products, including 62 of the Global Fortune Industrial 100 companies and each of the top 10.

  On March 14, 1994, the Company acquired substantially all of the assets of Swanson Analysis for approximately $48.0 million in cash (the "1994 Acquisition"). The 1994 Acquisition was funded through the incurrence of $28.0 million of senior secured indebtedness (the "1994 Loan") and $15.0 million of 10% Subordinated Notes (the "Subordinated Notes") and the issuance of $4.0 million of 10% Redeemable Preferred Stock (the "Redeemable Preferred Stock") and approximately $1.0 million of Common Stock. The equity and subordinated indebtedness funding was contributed principally by investment funds associated with TA Associates, Inc., a private equity firm based in Boston, Massachusetts (the "TA Investors"), Chestnut III Limited Partnership and Chestnut Capital International III L.P. (collectively the "Chestnut Investors"), and Dr. John A. Swanson, the founder of the Company. See "Certain Transactions." The indebtedness and preferred stock issued to finance the 1994 Acquisition will be repaid and redeemed with the net proceeds from this offering, and the goodwill and capitalized software resulting from the 1994 Acquisition will be fully amortized in March 1997. As a result, the Company's interest and amortization expenses will decrease substantially.

  The Company was incorporated under the laws of the State of Delaware on January 12, 1994. The Company's principal executive offices are located at 201 Johnson Road, Houston, Pennsylvania 15342-1300, and its telephone number is
(412) 746-3304.

                                  RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company...............  3,500,000 shares
Common Stock offered by the Selling Stockholder...  50,000 shares
Common Stock to be outstanding after the offering.  16,152,760 shares(1)
Use of proceeds...................................  To repay all existing senior secured and subordinated indebtedness, to redeem all
                                                    outstanding shares of redeemable preferred
                                                    stock and for general corporate purposes.
Proposed Nasdaq National Market symbol............  ANSS

- --------
(1) Excludes (i) 868,110 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of approximately $4.36 per share, substantially all of which are not exercisable as of the date of this Prospectus, and (ii) 2,250,000 and 210,000 additional shares of Common Stock reserved for future issuance under the Company's 1996 Stock Option and Grant Plan (the "1996 Stock Plan") and 1996 Employee Stock Purchase Plan (the "Purchase Plan"), respectively. See "Management--Employee Stock and Other Benefit Plans--1996 Stock Option and Grant Plan" and "--1996 Employee Stock Purchase Plan."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                      PRO FORMA
                                   PREDECESSOR COMPANY(1)        THE COMPANY    COMBINED             THE COMPANY
                             ----------------------------------- ------------ ------------ --------------------------------
                                                                 PERIOD FROM
                                                                  MARCH 14,
                             YEAR ENDED DECEMBER 31, PERIOD FROM     1994                               THREE MONTHS ENDED
                             ----------------------- JANUARY 1,    (DATE OF                             -------------------
                                                        1994     ACQUISITION)
                                                       THROUGH     THROUGH     YEAR ENDED   YEAR ENDED
                                                      MARCH 13,  DECEMBER 31, DECEMBER 31, DECEMBER 31, MARCH 31, MARCH 31,
                              1991    1992    1993      1994         1994         1994         1995       1995      1996
                             ------- ------- ------- ----------- ------------ ------------ ------------ --------- ---------
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
 Revenue.................    $27,900 $30,458 $31,604   $6,569      $26,254      $32,823      $39,616     $ 8,226   $10,733
 Cost of sales...........      4,498   5,196   6,103      945        3,743        4,688        4,903       1,229     1,195
                             ------- ------- -------   ------      -------      -------      -------     -------   -------
 Gross profit............     23,402  25,262  25,501    5,624       22,511       28,135       34,713       6,997     9,538
 Operating expenses:
  Selling and marketing..      2,800   3,262   3,763      673        3,836        4,509        7,526       1,649     2,169
  Research and
    development..........      3,573   6,400   5,972    1,349        5,410        6,759        8,329       2,019     2,330
  Amortization...........        132     528     937      300        8,420        8,720       10,641       2,660     2,719
  General and
    administrative.......      6,000   5,369   7,181    1,234        4,606        5,840        6,857       1,493     1,850
                             ------- ------- -------   ------      -------      -------      -------     -------   -------
   Total operating
     expenses............     12,505  15,559  17,853    3,556       22,272       25,828       33,353       7,821     9,068
                             ------- ------- -------   ------      -------      -------      -------     -------   -------
 Operating income (loss).     10,897   9,703   7,648    2,068          239        2,307        1,360        (824)      470
 Interest expense and
  other income, net......        962     769     472      (22)      (2,945)      (2,967)      (3,733)       (956)     (797)
                             ------- ------- -------   ------      -------      -------      -------     -------   -------
 Income (loss) before
  income tax benefit.....     11,859  10,472   8,120    2,046       (2,706)        (660)      (2,373)     (1,780)     (327)
 Income tax benefit (2)..         --      --      --       --          917          917          793         595       126
                             ------- ------- -------   ------      -------      -------      -------     -------   -------
 Net income (loss).......    $11,859 $10,472 $ 8,120   $2,046      $(1,789)     $   257      $(1,580)    $(1,185)  $  (201)
                             ======= ======= =======   ======      =======      =======      =======     =======   =======
 Net income (loss)
    applicable to common
    stock................                                                                    $(2,025)    $(1,286)  $  (303)
                                                                                             =======     =======   =======
 Net income (loss) per
  common share (3).......                                                                    $ (0.17)    $ (0.11)  $ (0.02)
                                                                                             =======     =======   =======
 Shares used in computing
  per common share
  amounts (3)............                                                                     12,261      12,279    12,457
                                                                                             =======     =======   =======
 Pro forma data (4):
 Pro forma net income
  (loss) per common
  share..................                                                                    $ (0.06)              $ (0.01)
                                                                                             =======               =======
 Pro forma shares used
  in computing per
  common share amounts...                                                                     15,451                15,647
                                                                                             =======               =======

                                                             MARCH 31, 1996
                                                         -----------------------
                                                         ACTUAL   AS ADJUSTED(5)
                                                         -------  --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents............................. $ 5,577     $ 5,577
  Working capital.......................................   4,194       9,176
  Total assets..........................................  41,998      41,607
  Long-term debt, less current portion..................  31,704          --
  Redeemable preferred stock............................   4,994          --
  Total stockholders' equity (deficit)..................  (9,869)     31,205


                            (FOOTNOTES ON NEXT PAGE)

- --------
(1) Presents consolidated financial data of the Company's predecessor for the periods prior to the Company's acquisition of substantially all of the assets and the assumption of certain liabilities of the predecessor, effective March 14, 1994. See "Certain Transactions." Because of such transactions, certain aspects of the consolidated results of operations for periods prior to the period beginning March 14, 1994 are not comparable with those for subsequent periods. Net income (loss) per share data are presented only for the year ended December 31, 1995 and the three months ended March 31, 1995 and 1996. Net income (loss) per common share for the year ended December 31, 1995 and the three months ended March 31, 1995 and 1996 has been computed after deducting $446,000, $102,000 and $102,000, respectively, from net income (loss), which deductions represent preferred stock dividend accumulations.

(2) The Company's predecessor was an S Corporation and accordingly was not subject to federal or state income tax.

(3) For a description of the computation of the number of shares and the net income (loss) per share, see Note 2 of Notes to Consolidated Financial Statements.

(4) The pro forma data give effect to the sale of 3,500,000 shares of Common Stock offered by the Company hereby as if it occurred at January 1, 1995 or at January 1, 1996 for the three months ended March 31, 1996, and include
    (i) elimination of dividends resulting from the redemption of all Redeemable Preferred Stock; (ii) elimination of interest expense resulting from the repayment of the 1994 Loan and all Subordinated Notes; (iii) elimination of amortization of deferred loan fees and an interest rate cap and the write-off of remaining unamortized balances; and (iv) adjustments to income taxes to reflect the tax effects of the items listed in (ii) and
    (iii) above.

(5) Adjusted to give effect to the issuance of the 3,500,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $13.00 per share) and the use of the net proceeds therefrom as set forth in "Use of Proceeds."
                                  ------------

  Except as otherwise indicated, information in this prospectus assumes no exercise of the Underwriters' over-allotment option and has been adjusted to reflect a 10-for-1 stock split, effected in the form of a stock dividend on April 30, 1996, and the conversion of all outstanding shares of non-voting Class A Common Stock into an equal number of shares of Common Stock upon completion of this offering. See "Description of Capital Stock" and Notes 9 and 18 of Notes to Consolidated Financial Statements. Unless the context otherwise requires, all references to the "Company" shall mean ANSYS, Inc., its predecessor and all of its direct and indirect subsidiaries.
                                  ------------

  ANSYS, ANSYS/AutoFEA, ANSYS/ProFEA, COMPUFLO and FLOTRAN are registered trademarks of the Company. DesignSpace, ANSYS/Multiphysics, ANSYS/Mechanical, ANSYS/Thermal, ANSYS/LinearPlus, ANSYS/Emag, ANSYS/LS-DYNA, ANSYS/PrepPost and ANSYS/ED are trademarks of the Company. All other trademarks, trade names or service marks referred to in this Prospectus are the property of their respective owners.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

  Dependence on Core ANSYS Products. The Company currently derives substantially all of its revenues from sales and maintenance of a core group of analysis products derived primarily from its comprehensive ANSYS/Multiphysics product. As a result, any factor adversely affecting sales of the Company's core multiphysics products would have a materially adverse effect on the Company. The Company's future performance will depend upon the successful development, introduction and customer acceptance of new or enhanced versions of its existing products and broader market acceptance of these products. There can be no assurance that the Company will continue to be successful in marketing the ANSYS family of products or any new or enhanced products the Company may develop in the future. In addition, competitive pressures or other factors may result in price erosion that could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Products."

  Sales of the Company's more recently introduced design optimization/CAD integrated products represented less than 4% of revenue in 1995. The Company's growth strategy emphasizes maintenance and growth of its market position within its traditional base of engineering analysts while seeking increased penetration of the broader group of design engineers by offering products that are integrated directly within CAD products and facilitate design optimization earlier in the development cycle. The Company's design products have been introduced only recently, however, and no assurance can be given as to whether they will achieve significant market penetration. Failure to execute the Company's strategy successfully, particularly with respect to the introduction of new design products, would adversely affect the Company's growth and cause it to remain reliant upon the more traditional CAE market.

  Dependence on Proprietary Technology. The Company's success is highly dependent upon its proprietary technology. The Company does not have patents on any of its technology and relies on contracts and the laws of copyright and trade secrets to protect its technology. Although the Company maintains a trade secrets program, enters into confidentiality agreements with its employees and distributors and limits access to and distribution of its software, documentation and other proprietary information, there can be no assurance that the steps taken by the Company to protect its proprietary technology will be adequate to prevent misappropriation of its technology by third parties, or that third parties will not be able to develop similar technology independently. Although the Company is not aware that any of its technology infringes upon the rights of third parties, there can be no assurance that other parties will not assert technology infringement claims against the Company, or that, if asserted, such claims will not prevail. See "Business--Proprietary Rights and Licenses."

  Rapidly Changing Technology; New Products; Risk of Product Defects. The markets for the Company's products are generally characterized by rapidly changing technology and frequent new product introductions that can render existing products obsolete or unmarketable. A major factor in the Company's future success will be its ability to anticipate technological changes and to develop and introduce in a timely manner enhancements to its existing products and new products to meet those changes. If the Company is unable to introduce new products and respond to industry changes on a timely basis, its business, financial condition and results of operations could be materially adversely affected. The introduction and marketing of new or enhanced products require the Company to manage the transition from existing products in order to minimize disruption in customer purchasing patterns. There can be no assurance that the Company will be successful in developing and marketing, on a timely basis, new products or product enhancements, that its new products will adequately address the changing needs of the marketplace, or that it will successfully manage the transition from existing products. Software products as complex as those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released, and the likelihood of errors is increased as a result of the Company's commitment to accelerating the frequency of its product releases. There can be no assurance that errors will not be found in new or enhanced products after commencement of commercial shipments. Any of these problems may result in the loss of or delay in market acceptance, diversion of development resources, damage to the Company's reputation, or increased service or warranty costs, any of which could have a materially adverse effect upon the Company's business, financial condition and results of operations. See "Business--Products," "--Product Development" and "--Competition."

  Dependence on Distributors. The Company distributes its products principally through its global network of 35 independent, regional ANSYS Support Distributors ("ASDs"), and 96.9% of the Company's revenue in 1995 resulted from sales of ANSYS products by ASDs. The ASDs sell ANSYS products and other noncompeting products to new and existing customers, expand installations within their existing customer base, offer consulting services and provide the first line of ANSYS technical support. The ASDs have more immediate contact with most customers who use ANSYS software than does the Company. Consequently, the Company is highly dependent on the efforts of the ASDs. Difficulties in ongoing relationships with ASDs, such as delays in collecting accounts receivable, ASDs' failure to meet performance criteria or to promote the Company's products as aggressively as the Company expects, and differences in the handling of customer relationships, could adversely affect the Company's performance. The six largest ASDs accounted for approximately 48.1% of the Company's revenue in 1995. The loss of any major ASD for any reason, including an ASD's decision to sell competing products rather than ANSYS products, could have a materially adverse effect on the Company. Moreover, the Company's future success will depend substantially on the ability and willingness of its ASDs to continue to dedicate the resources necessary to promote the Company's products and to support a larger installed base of the Company's products. If the ASDs are unable or unwilling to do so, the Company may be unable to sustain revenue growth. See "Business--Sales and Marketing" and "--Customer Support and Services."

  Competition. The CAD, CAE and computer-aided manufacturing ("CAM") market is intensely competitive. In the traditional CAE market, the Company's primary competitors include MacNeal-Schwendler Corporation, Hibbitt, Karlsson and Sorensen, Inc. and MARC Analysis Research Corporation. The Company also faces competition from smaller vendors of specialized analysis applications in fields such as computational fluid dynamics. In addition, certain integrated CAD suppliers such as Parametric Technology Corporation and Structural Dynamics Research Corporation provide varying levels of design analysis and optimization and verification capabilities as part of their product offerings.

  The entrance of new competitors would be likely to intensify competition in all or a portion of the overall CAD, CAE and CAM market. Some of the Company's current and possible future competitors have greater financial, technical, marketing and other resources than the Company, and some have well established relationships with current and potential customers of the Company. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share or that competition will increase as a result of software industry consolidation. Increased competition may result in price reductions, reduced profitability and loss of market share, any of which would materially adversely affect the Company's business, financial condition and results of operations. See "Business--Competition."

  Increased Reliance on Perpetual Licenses. The Company has historically maintained stable recurring revenue from the sale of time-based licenses for its software products. Recently, the Company has experienced an increase in customer preference for perpetual licenses that involve payment of a single up-front fee and that are more typical in the computer software industry. Although lease license revenue currently represents a majority of the Company's software license fee revenue, to the extent that perpetual license revenue increases as a percent of total software license fee revenue, the Company's revenue in any period will increasingly depend on sales completed during that period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  New Management Team and Strategies; Management of Growth. Since March 1994, the Company has recruited and hired Peter J. Smith as its Chief Executive Officer and most other key members of management, particularly in the areas of sales, marketing and administration. The new management team has initiated a series of strategies designed to accelerate the Company's growth. See "Business-- Strategy" and "Management." There can be no assurance that such new initiatives will be successful. The Company has recently experienced a period of revenue growth and a substantial increase in the number of orders, customers and employees. This growth has placed, and will continue to place, strains on the Company's management, operations and systems. The Company's ability to compete effectively will depend, in large part, upon its ability to expand, improve and effectively utilize its operating, management, marketing, sales and financial systems as necessitated by changes in the Company's business. Any failure by the Company's management to anticipate effectively, implement and manage the changes required to sustain the Company's growth would have a material adverse effect on the Company.

  International Activities. Revenues from international operations represented 52.7% and 51.6% of the Company's total revenue during 1995 and the three months ended March 31, 1996, respectively. Risks inherent in the Company's international business activities include imposition of government controls, export license requirements, restrictions on the export of critical technology, political and economic instability, trade restrictions, changes in tariffs and taxes, difficulties in staffing and managing international operations, longer accounts receivable payment cycles, and the burdens of complying with a wide variety of foreign laws and regulations. Effective copyright and trade secret protection may not be available in every foreign country in which the Company sells its products. The Company's business, financial condition and results of operations could be materially adversely affected by any of these risks.

  Potential Fluctuations in Quarterly Results. The Company may experience significant fluctuations in future quarterly operating results. Fluctuations may be caused by many factors, including the timing of new product releases or product enhancements by the Company or its competitors; the size and timing of individual orders; software errors or other product quality problems; competition and pricing; customer order deferrals in anticipation of new products or product enhancements; reduction in demand for the Company's products; changes in operating expenses; mix of software license and maintenance and service revenue; personnel changes; and general economic conditions. For example, the expected release of ANSYS 5.3, an updated version of the Company's core multiphysics product, scheduled for the second half of 1996, may result in delayed sales of existing ANSYS products prior to such release, even though customers receive updated versions of the Company's software as part of their lease, warranty or maintenance agreements. A substantial portion of the Company's operating expenses are related to personnel, facilities and marketing programs. The level of personnel and personnel expenses cannot be adjusted quickly and is based, in significant part, on the Company's expectation of future revenues. The Company does not typically experience significant order backlog. Further, the Company has often recognized a substantial portion of its revenue in the last month of a quarter, with these revenues frequently concentrated in the last weeks or days of a quarter. As a result, product revenues in any quarter are substantially dependent on orders booked and shipped in the latter part of that quarter, and revenues for any future quarter are not predictable with any significant degree of accuracy. Also, the Company may experience lower first quarter revenue relative to fourth quarter revenue due in part to the effect of incentive programs which the Company has in place to encourage overachievement of annual dollar revenue goals by ASDs and the Company's internal sales support personnel. For these reasons, the Company believes that period-to-period comparisons of its prior results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence Upon Senior Management and Key Technical Employees. The Company is highly dependent upon the ability and experience of its senior executives, Peter J. Smith and Dr. John A. Swanson, and its key technical and other management employees. Although the Company has entered into employment agreements with Mr. Smith and Dr. Swanson, the loss of either of these senior executives or a number of the Company's other key employees could adversely affect the Company's ability to conduct its operations. The Company maintains "key executive" life insurance policies on Dr. Swanson and Mr. Smith in the amounts of $5 million and $2 million, respectively. See "Management--Employee Stock and Other Benefit Plans--Key Executive Life Insurance" and "--Employment Agreements."

  Losses; Accumulated Deficit. The Company acquired its business from Swanson Analysis on March 14, 1994 and incurred net losses of $1.8 million and $1.6 million for the period from March 14, 1994 through December 31, 1994 and for 1995, respectively. The Company had a deficit in stockholders' equity of $6.0 million upon completion of the 1994 Acquisition, and net losses since then have resulted in an accumulated deficit of $4.4 million and a deficit in total stockholders' equity of $9.9 million at March 31, 1996. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Uncertainties Regarding Realization of Deferred Tax Assets. At March 31, 1996, the Company had recorded net deferred tax assets totaling $7.7 million, reflecting differences between the financial statement and the tax basis of assets and liabilities, principally related to the amortization of goodwill and capitalized software costs. The realization of the net deferred tax assets principally depends on the existence of future taxable income. Although the Company incurred net losses for the period from March 14, 1994 through December 31, 1994 and for 1995, the Company had taxable income during these periods. Following the offering, the Company's interest expense will be significantly reduced or eliminated but no assurance can be given that the Company will generate sufficient future taxable income to fully realize the net deferred tax assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Material Benefit to Insiders. In March 1994, the Company acquired Swanson Analysis in a leveraged buy-out for an aggregate cash purchase price of approximately $48.0 million. In connection with the 1994 Acquisition, the TA Investors, the Chestnut Investors and Dr. Swanson purchased from the Company an aggregate $3.8 million of Redeemable Preferred Stock and $14.3 million of Subordinated Notes. As required by the terms of the respective instruments, the Company will redeem all of the Redeemable Preferred Stock (including accumulated dividends) and repay all of the Subordinated Notes held by the TA Investors, the Chestnut Investors and Dr. Swanson (including accrued and unpaid interest through the date of payment) upon completion of this offering. Of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby (assuming an initial public offering price of $13.00 per share), 43.7% ($18.1 million) will be used for such purpose. In connection with the organization of the Company and the 1994 Acquisition, the TA Investors, the Chestnut Investors and Dr. Swanson purchased Common Stock of the Company at effective purchase prices of approximately $.09 and $.14 per share. See "Certain Transactions."

  Effective Control by Principal Stockholders. After giving effect to the sale of the shares of Common Stock offered hereby, the TA Investors, the Chestnut Investors and members of management and employees of the Company will beneficially own in the aggregate approximately 43.0%, 3.2% and 25.7%, respectively, of the outstanding Common Stock. As a result, these stockholders will have the ability to control or exert significant influence over the outcome of fundamental corporate transactions requiring stockholder approval, including mergers and sales of assets and the election of the members of the Company's Board of Directors. See "Certain Transactions," "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

  Shares Eligible for Future Sale. Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock and could impair the Company's ability to obtain additional capital through an offering of its equity securities. In addition to the 3,550,000 shares of Common Stock offered hereby, up to approximately 10,095,780 shares of Common Stock owned by current stockholders of the Company will be eligible for sale in accordance with Rule 144 beginning 90 days after the date of this Prospectus. However, holders of substantially all of these shares have agreed not to offer, sell or otherwise dispose of any shares of Common Stock owned by them for 180 days from the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. The holders of approximately 10,412,000 shares of Common Stock have the right in certain circumstances to require the Company to register their shares under the Securities Act of 1933, as amended (the "Securities Act"), for resale to the public and holders of approximately 11,971,860 shares have the right to include their shares in a registration statement filed by the Company. See "Shares Eligible for Future Sale."

  Absence of Public Market; Offering Price; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active market will develop upon consummation of this offering. Consequently, the offering price of the Common Stock will be determined by negotiations among the Company, the Selling Stockholder and the Representatives of the Underwriters. See "Underwriting" for a description of the factors to be considered in determining the initial public offering price. In addition, the stock market historically has experienced volatility which has particularly affected the market prices of securities of many companies in the software industry and which sometimes has been unrelated to the operating performance of such companies.

  Anti-takeover Provisions. Certain provisions of the Company's Restated Certificate of Incorporation and Amended and Restated By-laws, certain sections of the Delaware General Corporation Law and the ability of the Board of Directors to issue shares of preferred stock and to establish the voting rights, preferences and other terms thereof, may have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). These provisions and the ability of the Board of Directors to issue preferred stock without further action by stockholders could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption of control might be beneficial to stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if such events would be beneficial, in the short term, to the interests of stockholders. Such provisions include, among other things, a classified Board of Directors serving staggered three-year terms, the elimination of stockholder voting by consent, the removal of directors only for cause, the vesting of exclusive authority in the Board of Directors to determine the size of the Board and (subject to certain limited exceptions) to fill vacancies thereon, the vesting of exclusive authority in the Board of Directors (except as otherwise required by law) to call special meetings of stockholders, and certain advance notice requirements for stockholder proposals and nominations for election to the Board of Directors. The Company will be subject to Section 203 of the Delaware General Corporate Law which, in general, imposes restrictions upon certain acquirors (including their affiliates and associates) of 15% or more of the Company's Common Stock. See "Description of Capital Stock--Certain Provisions of Certificate and By-laws" and "--Statutory Business Combination Provision."

  Dilution. Purchasers of Common Stock in this offering will incur immediate and substantial dilution in the net tangible book value per share of their Common Stock. At the assumed initial public offering price of $13.00 per share, investors in this offering will incur dilution of $11.80 per share. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds from the sale of the 3,500,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $41.5 million. The Company intends to use the net proceeds as follows: (i) approximately $18.5 million will be used to repay the 1994 Loan, including accrued and unpaid interest; (ii) approximately $17.5 million will be used to repay all Subordinated Notes, including accrued and unpaid interest; (iii) approximately $5.1 million will be used to redeem all Redeemable Preferred Stock, including accumulated dividends; and (iv) approximately $400,000 will be used for general corporate purposes. See "Certain Transactions." Pending such uses, the Company intends to invest the net proceeds of this offering received by it in short-term, investment grade, interest-bearing obligations.

  The 1994 Loan matures in quarterly installments through March 1999 and bears interest at a fluctuating rate based on the prime rate plus 1.0% or the Eurodollar rate plus 3.0%. The Company has an interest rate swap agreement that provides for a fixed rate of 9.0% on $14.0 million of the principal amount of the 1994 Loan through March 31, 1997. The interest rate on the remaining principal amount of the 1994 Loan at March 31, 1996 was approximately 8.4%. One-half of the initial principal amount of the Subordinated Notes, plus accrued and unpaid interest thereon to the date of repayment, is payable on each of April 14, 1999 and April 14, 2000. The Subordinated Notes bear interest at 10.0% per annum and are required to be redeemed upon completion of this offering. Holders of the Redeemable Preferred Stock are entitled to dividends in an amount per share equal to $1,000 per annum, payable annually in arrears on January 1 of each year and accumulated for later payment if not then paid. The Company is required to redeem all of the outstanding shares of Redeemable Preferred Stock upon a completion of this offering at a redemption price per share equal to $10,000, together with any accumulated and unpaid dividends.

  The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.

                                DIVIDEND POLICY

  The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results and current and anticipated cash needs.

                                CAPITALIZATION

  The following table sets forth the actual short-term debt and the capitalization of the Company at March 31, 1996 and as adjusted to give effect to the sale of the 3,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $13.00 per share and application of the net proceeds as described in "Use of Proceeds."

                                                           MARCH 31, 1996
                                                         --------------------
                                                         ACTUAL   AS ADJUSTED
                                                         -------  -----------
                                                           (IN THOUSANDS)
Short-term debt (including current portion of long-term
 debt).................................................. $ 5,250    $   483
                                                         -------    -------
Long-term debt:
  1994 Loan............................................. $14,500    $   --
  Subordinated notes....................................  17,204        --
                                                         -------    -------
   Total long-term debt.................................  31,704        --
                                                         -------    -------
Redeemable Preferred Stock, $.01 par value, 800 shares
 authorized and 412 shares issued and outstanding; none
 authorized, issued or outstanding, as adjusted.........   4,994        --
Stockholders' equity (deficit):
  Preferred Stock, $.01 par value, 2,000,000 shares
   authorized and none issued and outstanding...........     --         --
  Common Stock, $.01 par value, 17,000,000 shares
   authorized and 12,652,760 shares outstanding;
   50,000,000 shares authorized and 16,152,760 shares
   issued and outstanding, as adjusted(1)...............     127        162
  Additional paid-in capital............................   1,761     36,181
  Adjustment for predecessor basis......................  (7,010)     --
  Retained earnings (deficit)...........................  (4,444)    (4,835)(2)
  Notes receivable from stockholders....................    (303)      (303)
                                                         -------    -------
  Total stockholders' equity (deficit)..................  (9,869)    31,205
                                                         -------    -------
    Total capitalization................................ $32,079    $31,688
                                                         =======    =======

- --------
(1) Excludes (i) 868,110 shares of Common Stock issuable upon exercise of outstanding stock options granted at a weighted average exercise price of approximately $4.36 per share, substantially all of which are not exercisable at the date of this Prospectus, and (ii) 2,250,000 and 210,000 additional shares of Common Stock reserved for future issuance under the 1996 Stock Plan and the Purchase Plan, respectively. See "Management-- Employee Stock and Other Benefit Plans--1996 Stock Option and Grant Plan" and "--1996 Employee Stock Purchase Plan."

(2) Reflects the anticipated write-off of unamortized loan fees and interest rate cap of $391,000, net of the related tax effect.

                                   DILUTION

  The deficit in net tangible book value of the Company's Common Stock at March 31, 1996 was $22.1 million, or $(1.75) per share. Deficit in net tangible book value per share represents the amount of the excess of total liabilities over total tangible net assets, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of 3,500,000 shares of Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated offering expenses) at an assumed initial public offering price of $13.00 per share and application of the estimated net proceeds therefrom as set forth in "Use of Proceeds," the net tangible book value of the Company at March 31, 1996 would have been $19.3 million, or $1.20 per share, representing an immediate increase in the net tangible book value of $2.95 per share to existing stockholders and an immediate dilution of $11.80 per share to new investors purchasing shares in this offering. The following table illustrates the resulting per share dilution with respect to the shares of Common Stock offered hereby:

   Assumed initial public offering price per share..............         $13.00
     Deficit in net tangible book value per share before the
     offering................................................... $(1.75)
     Increase per share attributable to new investors...........   2.95
                                                                 ------
   Deficit in net tangible book value per share after the
   offering.....................................................           1.20
                                                                         ------
   Dilution per share to new investors..........................         $11.80
                                                                         ======

  The table below summarizes the difference, at March 31, 1996, between the existing stockholders and the new investors with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid (based upon an assumed initial public offering price of $13.00 per share and before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company).

                                                                AVERAGE PRICE
                          SHARES PURCHASED  TOTAL CONSIDERATION   PER SHARE
                         ------------------ ------------------- -------------
                           NUMBER   PERCENT   AMOUNT    PERCENT
                         ---------- ------- ----------- -------
Existing stockholders
(1)..................... 12,652,760   78.3%  $1,888,154    4.0%    $ 0.15
New investors...........  3,500,000   21.7   45,500,000   96.0      13.00
                         ----------  -----  -----------  -----
  Total................. 16,152,760  100.0% $47,388,154  100.0%
                         ==========  =====  ===========  =====

- --------
(1) The sale by the Selling Stockholder in this offering will cause the number of shares held by existing stockholders to be reduced to 12,602,760 shares, or 78.0% of the total number of shares of Common Stock to be outstanding after this offering, and will increase the number of shares held by new investors to 3,550,000, or 22.0% of the total number of shares of Common Stock to be outstanding after this offering. See "Principal and Selling Stockholders."

  The foregoing tables assume no exercise of any outstanding stock options or the Underwriters' over- allotment options. As of April 30, 1996, there were outstanding options to purchase 868,110 shares of Common Stock at a weighted average exercise price of approximately $4.36 per share, substantially all of which are not exercisable as of the date of this Prospectus. See "Underwriting" for information concerning the Underwriters' over-allotment option. To the extent that the outstanding options, or any options granted in the future, are exercised, there will be further dilution to new investors.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated statements of operations data and balance sheet data of the Company as of December 31, 1994 and 1995 and for the period March 14, 1994 (date of acquisition) through December 31, 1994 and the year ended December 31, 1995 and of the Company's predecessor for the year ended December 31, 1993 and the period from January 1, 1994 through March 13, 1994 are derived from the audited consolidated financial statements of the Company and the Company's predecessor included elsewhere in this Prospectus. The selected consolidated statements of operations data and balance sheet data of the Company as of and for the three months ended March 31, 1995 and 1996 are derived from the unaudited interim consolidated financial statements of the Company included elsewhere in this Prospectus and, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the results of the interim periods. The selected consolidated balance sheet data of the Company as of December 31, 1993 and the selected consolidated statements of operations data and balance sheet data of the Company's predecessor as of and for the years ended December 31, 1991 and 1992 are derived from audited consolidated financial statements of the Company's predecessor not included in this Prospectus. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma combined statements of operations data for 1994 combine the audited results of operations of the Company's predecessor for the period January 1, 1994 to March 13, 1994 and of the Company for the period March 14, 1994 (date of acquisition) to December 31, 1994. The pro forma combined statements of operations data for the year ended December 31, 1994 do not purport to represent what the Company's consolidated results of operations would have been if the 1994 Acquisition had actually occurred on January 1, 1994. The following selected consolidated statements of operations data and balance sheet data should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus. All figures below are in thousands except per share data.

                               (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   PRO FORMA
                                    PREDECESSOR COMPANY(1)           THE COMPANY    COMBINED
                              -------------------------------------- ------------ ------------
                                                                     PERIOD FROM
                                                                      MARCH 14,
                              YEAR ENDED DECEMBER 31,    PERIOD FROM     1994
                              -------------------------  JANUARY 1,    (DATE OF
                                                            1994     ACQUISITION)
                                                           THROUGH     THROUGH     YEAR ENDED
                                                          MARCH 13,  DECEMBER 31, DECEMBER 31,
                               1991     1992     1993       1994         1994         1994
                              -------  -------  -------  ----------- ------------ ------------
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
 Revenue:
  Software licenses......     $26,315  $28,437  $27,495    $5,984      $22,310      $28,294
  Maintenance and serv-
   ice...................       1,585    2,021    4,109       585        3,944        4,529
                              -------  -------  -------    ------      -------      -------
   Total revenue.........      27,900   30,458   31,604     6,569       26,254       32,823
 Cost of sales:
  Software licenses......       3,372    3,913    4,772       761        3,034        3,795
  Maintenance and serv-
   ice...................       1,126    1,283    1,331       184          709          893
                              -------  -------  -------    ------      -------      -------
   Total cost of sales...       4,498    5,196    6,103       945        3,743        4,688
                              -------  -------  -------    ------      -------      -------
 Gross profit............      23,402   25,262   25,501     5,624       22,511       28,135
 Operating expenses:
  Selling and marketing..       2,800    3,262    3,763       673        3,836        4,509
  Research and develop-
   ment..................       3,573    6,400    5,972     1,349        5,410        6,759
  Amortization...........         132      528      937       300        8,420        8,720
  General and administra-
   tive..................       6,000    5,369    7,181     1,234        4,606        5,840
                              -------  -------  -------    ------      -------      -------
   Total operating ex-
    penses...............      12,505   15,559   17,853     3,556       22,272       25,828
                              -------  -------  -------    ------      -------      -------
 Operating income (loss).      10,897    9,703    7,648     2,068          239        2,307
 Interest expense........        (239)    (318)    (306)      (62)      (3,091)      (3,153)
 Other income............       1,201    1,087      778        40          146          186
                              -------  -------  -------    ------      -------      -------
 Income (loss) before in-
  come tax benefit.......      11,859   10,472    8,120     2,046       (2,706)        (660)
 Income tax benefit (2)..          --       --       --        --          917          917
                              -------  -------  -------    ------      -------      -------
 Net income (loss).......     $11,859  $10,472  $ 8,120    $2,046      $(1,789)     $   257
                              =======  =======  =======    ======      =======      =======
                                        THE COMPANY
                              --------------------------------
                                           THREE MONTHS ENDED
                                           -------------------
                               YEAR ENDED
                              DECEMBER 31, MARCH 31, MARCH 31,
                                  1995       1995      1996
                              ------------ --------- ---------
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
 Revenue:
  Software licenses......       $32,604     $ 7,104   $ 8,385
  Maintenance and serv-
   ice...................         7,012       1,122     2,348
                              ------------ --------- ---------
   Total revenue.........        39,616       8,226    10,733
 Cost of sales:
  Software licenses......         3,331         956       666
  Maintenance and serv-
   ice...................         1,572         273       529
                              ------------ --------- ---------
   Total cost of sales...         4,903       1,229     1,195
                              ------------ --------- ---------
 Gross profit............        34,713       6,997     9,538
 Operating expenses:
  Selling and marketing..         7,526       1,649     2,169
  Research and develop-
   ment..................         8,329       2,019     2,330
  Amortization...........        10,641       2,660     2,719
  General and administra-
   tive..................         6,857       1,493     1,850
                              ------------ --------- ---------
   Total operating ex-
    penses...............        33,353       7,821     9,068
                              ------------ --------- ---------
 Operating income (loss).         1,360        (824)      470
 Interest expense........        (3,983)       (995)     (888)
 Other income............           250          39        91
                              ------------ --------- ---------
 Income (loss) before in-
  come tax benefit.......        (2,373)     (1,780)     (327)
 Income tax benefit (2)..           793         595       126
                              ------------ --------- ---------
 Net income (loss).......       $(1,580)    $(1,185)  $  (201)
                              ============ ========= =========
 Net income (loss) appli-
  cable to common stock..       $(2,025)    $(1,286)  $  (303)
                              ============ ========= =========
 Net income (loss) per
  common share (3).......       $ (0.17)    $ (0.11)  $ (0.02)
                              ============ ========= =========
 Shares used in computing
  per common share
  amounts (3)............        12,261      12,279    12,457
                              ============ ========= =========
 Pro forma data (4):
  Pro forma net income
   (loss) per common
   share.................       $ (0.06)              $ (0.01)
                              ============           =========
  Pro forma shares used
   in computing per com-
   mon share amounts.....        15,451                15,647
                              ============           =========

                            PREDECESSOR COMPANY(1)         THE COMPANY
                            ----------------------- ----------------------------
                                 DECEMBER 31,         DECEMBER 31,     MARCH 31,
                            ----------------------- -----------------  ---------
                             1991    1992    1993    1994      1995      1996
                            ------- ------- ------- -------  --------  ---------
CONSOLIDATED BALANCE SHEET
DATA:
 Cash and cash equiva-
  lents...................  $11,408 $ 8,650 $ 1,216 $ 4,300  $  8,091   $ 5,577
 Working capital..........   14,432  13,999  16,135   1,822     3,196     4,194
 Total assets.............   30,174  32,719  26,205  44,669    42,921    41,998
 Long-term debt, less cur-
  rent portion............    2,694   2,694   3,401  37,696    33,204    31,704
 Redeemable preferred
  stock...................       --      --      --   4,447     4,892     4,994
 Total stockholders' eq-
  uity (deficit)..........   24,845  25,919  19,515  (7,985)  (10,029)   (9,869)

                            (FOOTNOTES ON NEXT PAGE)

- --------
(1) Presents consolidated financial data of the Company's predecessor for the periods prior to the Company's acquisition of substantially all of the assets and the assumption of certain liabilities of the predecessor effective March 14, 1994. See "Certain Transactions." Because of such transactions, certain aspects of the consolidated results of operations for periods prior to the period beginning March 14, 1994 are not comparable with those for subsequent periods. Net income (loss) per share data are presented only for the year ended December 31, 1995 and the three months ended March 31, 1995 and 1996. Net income (loss) per common share for the year ended December 31, 1995 and the three months ended March 31, 1995 and 1996 has been computed after deducting $446,000, $102,000 and $102,000, respectively, from net income (loss) attributable to preferred stock dividend accumulation.

(2) The Company's predecessor was an S Corporation and accordingly was not subject to federal or state income tax.

(3) For a description of the computation of the number of shares and the net income (loss) per share, see Note 2 of Notes to Consolidated Financial Statements.

(4) The pro forma data give effect to the sale of 3,500,000 shares of Common Stock offered by the Company hereby as if it occurred at January 1, 1995 or at January 1, 1996 for the three months ended March 31, 1996, and include (i) elimination of dividends resulting from the redemption of all Redeemable Preferred Stock; (ii) elimination of interest expense resulting from the repayment of the 1994 Loan and all Subordinated Notes; (iii) elimination of amortization of deferred loan fees and an interest rate cap and the write-off of remaining unamortized balances; and (iv) adjustments to income taxes to reflect the tax effects of the items listed in (ii) and
    (iii) above.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  The Company develops, markets and supports software solutions for design analysis and optimization. More than 4,000 companies throughout the world use ANSYS products, with no customer accounting for more than 3% of the Company's revenue for 1995. In 1995, international revenue accounted for 52.7% of the Company's revenue. Substantially all of the Company's revenue is denominated in United States dollars.

  The Company derives its revenue principally from fees for licenses of its software products and for maintenance, customer support and training services. Software license revenue is derived from two types of license fees: paid-up perpetual licenses and lease (time-based) licenses. Historically, software lease revenue has comprised a substantial portion of the Company's software license revenue. Although the Company expects revenue from the sale of lease licenses to be relatively stable, the Company has experienced an increase in customer preference for perpetual licenses of its products. Lease license revenue is recognized on a monthly basis. Perpetual license revenue is recognized in the period the sale is completed. Although lease license revenue currently represents a majority of the Company's software license revenue, to the extent that perpetual license revenue increases as a percent of total software license revenue, the Company's revenue in any period will increasingly depend on sales completed during that period. In addition, revenue from maintenance contracts will increase to the extent that holders of perpetual licenses purchase maintenance contracts in order to receive product updates and support. The Company currently derives substantially all of its revenue from products sold by its global network of 35 independent, regionally-based ASDs. Both software license revenue and maintenance and service revenue, which includes maintenance, program customization and training revenue, are presented net of any applicable ASD commission.

  The Company licenses its software products using a per task pricing structure, fixed to an individual computer or residing on a network, subject to negotiated discounts on larger volume orders. The Company recognizes revenue from software licenses after shipment of product, fulfillment of acceptance terms, if any, and receipt of a signed contractual obligation. The Company historically offered one year warranties in connection with its domestic and international perpetual license sales. In the second half of 1995, the Company reduced its domestic warranties to 90 days and its international warranties to 180 days. The Company is currently reviewing its warranty policy regarding international sales. Reduction in warranty periods results in a lesser amount of initial paid-up license fees being deferred to future periods.

  Payments received in advance of delivery of products or services are initially recorded as customer prepayments and recognized as revenue upon shipment or fulfillment of significant contractual obligations. Consulting services are priced by project, and customer training is priced by course. Revenue from training, support and other services is recognized as the services are performed. Maintenance revenue is recognized ratably over the contract term, typically one year.

  Deferred revenue is recorded in connection with the Company's maintenance contracts with customers and the warranty portion of paid-up licenses. Deferred revenue increased in 1994 and 1995 and in the first quarter of 1996, and the Company anticipates that it will continue to increase as a result of increased sales of paid-up licenses and maintenance contracts.

  The Company's expenses consist principally of cost of sales for software license revenue and maintenance and service revenue, operating expenses including general and administrative, selling and marketing, research and development, amortization and interest expense. The Company's cost of sales for software license revenue consists of costs associated with the media, packaging, documentation and final porting of the Company's products, and any applicable royalty expense for licensed software. The Company has agreements with several software vendors to resell those vendors' products. See "Business--Strategic Alliances and Marketing Relationships." The Company expects to pay ongoing royalties in connection with these software licenses and others the Company may choose to license in the future. Royalties payable by the Company under these arrangements, which would constitute part of the Company's cost of software license revenue, may adversely affect the Company's gross profit. The Company's cost of sales for maintenance and services revenue includes personnel and related operating costs allocated to maintenance and other customer support and training services. Selling and marketing expenses consist primarily of personnel costs and include salaries, commissions paid to internal sales and marketing personnel, promotional costs and related operating expenses. Research and development expenses consist primarily of personnel costs, as well as all costs associated with the development of new products and enhancements to existing products. General and administrative expenses consist primarily of personnel costs for finance, administrative and general management personnel, as well as accounting and legal expenses.

  The Company's amortization and interest expenses since March 1994 have resulted principally from the 1994 Acquisition. Amortization primarily relates to intangible assets acquired in the 1994 Acquisition, including goodwill, the ANSYS trade name and a non-competition agreement, which are being amortized on the straight-line method over the estimated useful lives of these assets, as described in the table below. Interest expense consists principally of interest accruing on the 1994 Loan and the Subordinated Notes, which were incurred to finance the 1994 Acquisition and will be repaid with net proceeds from this offering.

  In connection with the 1994 Acquisition, the Company capitalized $925,000 of debt issuance costs and $179,000 associated with an interest rate cap agreement, the unamortized portion of which was $587,000 in the aggregate at April 30, 1996. As a result of the early repayment of the 1994 Loan with a portion of the net proceeds of this offering, the Company will write-off the unamortized balance as an extraordinary non-cash charge in the quarter in which the offering is closed.

  In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalizes software development costs once the technological feasibility of the product has been established and until the product is available for commercial release. The amounts of software development costs capitalized by the Company in 1994 and 1995 and the first quarter of 1996 were immaterial. See Note 2 of Notes to Consolidated Financial Statements.

  The 1994 Acquisition. The Company was formed in January 1994 and acquired the assets of Swanson Analysis on March 14, 1994 for a cash purchase price of approximately $48.0 million, the assumption of certain liabilities totaling $4.9 million and acquisition costs of $273,000. The cash payment was financed through the issuance of preferred and common stock, borrowings under the 1994 Loan and the issuance of Subordinated Notes. See "Certain Transactions." The 1994 Acquisition was accounted for using the purchase method of accounting. In accounting for the 1994 Acquisition, the aggregate consideration was adjusted downward to reflect the carryover of the 1994 basis of the seller's owner in the net assets acquired, in accordance with generally accepted accounting principles. The effect of this adjustment was to reduce, on the date of 1994 Acquisition, the value of the Company's stockholders' equity by approximately $7.0 million and to preclude a write-up of a proportionate amount of the assets acquired. Cost in excess of the fair value of the net tangible assets was allocated to intangible assets. The following table sets forth the amounts allocated, the asset lives (in years) assigned, and the resulting annual amortization (also included in the table is the capitalized debt issuance costs):

                                                     AMOUNT   ASSET    ANNUAL
                                                    ALLOCATED LIFE  AMORTIZATION
                                                    --------- ----- ------------
                                                       (DOLLARS IN MILLIONS)
      Capitalized software.........................   $15.4      3     $ 5.1
      Goodwill.....................................    14.7      3       4.9
      Other intangible assets......................     3.9   3-10       0.6
                                                      -----            -----
                                                      $34.0            $10.6
                                                      =====            =====

  The 1994 Acquisition resulted in significant increases in amortization and interest expense, starting in the second quarter of 1994. This has resulted in net losses being recorded in most subsequent periods. Goodwill and capitalized software resulting from the 1994 Acquisition will be fully amortized in March 1997.

  Following the 1994 Acquisition, the Company's new senior management team initiated a series of new strategies designed to accelerate the Company's growth and effectively anticipate, respond to and capitalize on the opportunities presented by the changing marketplace. Among other initiatives, the new management team (i) established a sales management structure to work with the ASDs and to bring a more focused sales approach to the market; (ii) improved operating efficiencies and customer service; and (iii) developed and began to implement a strategy to enhance and extend the Company's product line to meet the demands of existing and new markets. The Company believes that these efforts have contributed significantly to the increases in revenue and results from operations since the 1994 Acquisition.

RESULTS OF OPERATIONS

  For purposes of the following discussion and analysis, the results of operations of Swanson Analysis for the two and one-half months ended March 13, 1994 have been combined with the results of operations of the Company for the nine and one-half months ended December 31, 1994, by adding corresponding items without adjustment. This computation was done to permit useful comparison between the results for 1993, 1994 and 1995.

                            YEAR ENDED       YEAR ENDED       YEAR ENDED            THREE MONTHS ENDED
                           DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     ---------------------------------
                               1993             1994             1995         MARCH 31, 1995    MARCH 31, 1996
                          ---------------- ---------------- ----------------  ----------------  ---------------
                                    % OF             % OF             % OF              % OF             % OF
                          AMOUNT   REVENUE AMOUNT   REVENUE AMOUNT   REVENUE  AMOUNT   REVENUE  AMOUNT  REVENUE
                          -------  ------- -------  ------- -------  -------  -------  -------  ------  -------
                                                      (DOLLARS IN THOUSANDS)
 Revenue:
  Software licenses.....  $27,495    87.0% $28,294    86.2% $32,604    82.3%   $7,104    86.4%  $8,385    78.1%
  Maintenance and
    service.............    4,109    13.0    4,529    13.8    7,012    17.7     1,122    13.6    2,348    21.9
                          -------   -----  -------   -----  -------   -----   -------   -----   ------   -----
   Total revenue........   31,604   100.0   32,823   100.0   39,616   100.0     8,226   100.0   10,733   100.0
 Cost of sales:
  Software
    licenses(/1/).......    4,772    17.4    3,795    13.4    3,331    10.2       956    13.5      666     7.9
  Maintenance and
    service(/1/)........    1,331    32.4      893    19.7    1,572    22.4       273    24.3      529    22.5
                          -------   -----  -------   -----  -------   -----   -------   -----   ------   -----
   Total cost of sales..    6,103    19.3    4,688    14.3    4,903    12.4     1,229    14.9    1,195    11.1
                          -------   -----  -------   -----  -------   -----   -------   -----   ------   -----
 Gross profit...........   25,501    80.7   28,135    85.7   34,713    87.6     6,997    85.1    9,538    88.9
 Operating expenses:
  Selling and marketing.    3,763    11.9    4,509    13.7    7,526    19.0     1,649    20.1    2,169    20.2
  Research and
    development.........    5,972    18.9    6,759    20.6    8,329    21.0     2,019    24.6    2,330    21.8
  Amortization..........      937     3.0    8,720    26.6   10,641    26.9     2,660    32.3    2,719    25.3
  General and
    administrative......    7,181    22.7    5,840    17.8    6,857    17.3     1,493    18.1    1,850    17.2
                          -------   -----  -------   -----  -------   -----   -------   -----   ------   -----
   Total operating
    expenses............   17,853    56.5   25,828    78.7   33,353    84.2     7,821    95.1    9,068    84.5
                          -------   -----  -------   -----  -------   -----   -------   -----   ------   -----
 Operating income
   (loss)...............    7,648    24.2    2,307     7.0    1,360     3.4      (824)  (10.0)     470     4.4
 Interest expense.......     (306)   (1.0)  (3,153)   (9.6)  (3,983)  (10.1)     (995)  (12.1)    (888)   (8.3)
 Other income...........      778     2.5      186     0.6      250     0.7        39     0.5       91     0.8
                          -------   -----  -------   -----  -------   -----   -------   -----   ------   -----
 Income (loss) before
   income tax benefit...    8,120    25.7     (660)   (2.0)  (2,373)   (6.0)   (1,780)  (21.6)    (327)   (3.1)
 Income tax benefit.....       --      --      917     2.8      793     2.0       595     7.2      126     1.2
                          -------   -----  -------   -----  -------   -----   -------   -----   ------   -----
 Net income (loss)......  $ 8,120    25.7% $   257     0.8% $(1,580)   (4.0)% $(1,185)  (14.4)% $ (201)   (1.9)%
                          =======   =====  =======   =====  =======   =====   =======   =====   ======   =====

- --------
(1)Computed as a percentage of the corresponding revenue category.

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

  Revenue. The Company's revenue increased 30.5% for the 1996 quarter to $10.7 million from $8.2 million for the 1995 quarter. This increase was attributable principally to increased domestic and international sales of paid-up licenses and increased maintenance and services revenue, both of which resulted primarily from the Company's increased marketing emphasis, market acceptance of new product releases and broader customer usage of maintenance and support services in response to accelerated frequency of product releases and the Company's increased emphasis on marketing its maintenance services.

  Software license revenue increased 18.0% for the 1996 quarter to $8.4 million from $7.1 million for the 1995 quarter, resulting principally from increased sales of paid-up licenses in domestic and international markets. Revenues from sales of paid-up licenses increased 29.2% for the 1996 quarter to $3.6 million from $2.8 million for the 1995 quarter. The Company also experienced a 10.8% increase in lease license revenue to $4.8 million for the 1996 quarter from $4.3 million for the 1995 quarter. Maintenance and service revenue increased 109.3% for the 1996 quarter to $2.3 million from $1.1 million for the 1995 quarter, as a result of a substantial increase in the sale of paid-up licenses, reduction in the warranty period, and broader customer usage of maintenance and support services.

  Of the Company's total revenue for the 1996 quarter, approximately 48.4% and 51.6%, respectively, were attributable to domestic and international sales, as compared to 45.0% and 55.0%, respectively, for the 1995 quarter.

  Cost of Sales and Gross Profit. The Company's total cost of sales remained relatively stable at $1.2 million for the 1996 and 1995 quarters, representing 11.1% and 14.9% of total revenue, respectively. The Company's cost of sales for software license revenue decreased 30.3% for the 1996 quarter to $666,000, or 7.9% of software license revenue, from $956,000, or 13.5% of software license revenue, for the 1995 quarter. The decrease was due primarily to a reduction of expenses through lower headcount and cost controls and implementation of a more efficient multi-platform development environment for the Company's product releases.

  The Company's cost of sales for maintenance and service revenue was $529,000 and $273,000, or 22.5% and 24.3% of maintenance and service revenue, for the 1996 and 1995 quarters, respectively, reflecting the substantial increase in maintenance and service revenue in the 1996 quarter.

  As a result of the foregoing, the Company's gross profit increased 36.3% to $9.5 million for the 1996 quarter from $7.0 million for the 1995 quarter.

  Selling and Marketing. Selling and marketing expenses increased 31.5% for the 1996 quarter to $2.2 million, or 20.2% of total revenue, from $1.6 million, or 20.1% of total revenue, for the 1995 quarter. This growth was attributable principally to increased personnel costs, including costs associated with increased headcount and compensation expenses related to building a sales and marketing organization, as well as increased commissions associated with increased revenue.

  Research and Development. Research and development expenses increased 15.4% for the 1996 quarter to $2.3 million, or 21.8% of total revenue, from $2.0 million, or 24.6% of total revenue, for the 1995 quarter. This increase resulted primarily from employment of additional staff and independent contractors to develop and enhance the Company's products, including a dedicated team working on the development of the Company's DesignSpace product (see "Business--Product Development"), costs associated with quality assurance, and equipment costs to implement an enhanced multi-platform development environment.

  Amortization. Amortization expense was $2.7 million in the first quarter in both 1996 and 1995. Goodwill and capitalized software acquired in connection with the 1994 Acquisition will be fully amortized in the first quarter of 1997.

  General and Administrative. General and administrative expenses increased 23.9% to $1.9 million, or 17.2% of total revenue, for the 1996 quarter from $1.5 million, or 18.1% of total revenue, for the 1995 quarter. The Company has maintained a relatively stable headcount while adding administrative support services, such as computerized order fulfilment and corporate-wide information technology systems, to support its future operations.

  Interest. Interest expense decreased 10.8% for the 1996 quarter to $888,000 from $995,000 for the 1995 quarter. This decrease was attributable to a reduction in the outstanding principal of the 1994 Loan, as well as a reduction in the effective interest rate from period to period. Interest expense will decrease substantially upon completion of this offering as a result of the repayment of the 1994 Loan and the Subordinated Notes as described under "Use of Proceeds."

  Income Tax Benefit. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company's income tax benefit consists principally of deferred income tax benefit, net of current federal, state and foreign taxes. The Company's effective rate of taxation was 38.5% for the 1996 quarter, as compared to 33.4% for the 1995 quarter. These percentages are less than the federal and state combined statutory rate of approximately 39.0% due primarily to the utilization of research and experimentation credits.

  At March 31, 1996, the Company had recorded net deferred tax assets totaling $7.7 million resulting from temporary differences in the recognition of expenses for income tax and financial statement purposes, principally related to goodwill and capitalized software cost. No valuation allowance was established against the net deferred tax assets because management believes it is more likely than not that the deferred tax assets will be fully realized through future taxable income, taking into account, among other factors, anticipated reductions in future interest and amortization expenses as described herein, as well as the various risks inherent in the Company's business as described under "Risk Factors."

  Net Loss. As a result of the foregoing, the Company's net loss decreased in the first quarter of 1996 to $.2 million from a net loss of $1.2 million in the 1995 quarter.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO PRO FORMA YEAR ENDED DECEMBER 31,
1994

  Revenue. The Company's revenue increased 20.7% for 1995 to $39.6 million from $32.8 million for 1994. This increase was attributable principally to increased domestic and international sales of paid-up licenses, offset partially by lower sales of lease licenses, and to increased maintenance and service revenue. These increases resulted primarily from the Company's increased marketing emphasis, market acceptance of new product releases and related broader customer usage of maintenance and support services in response to accelerated frequency of product releases and the Company's increased emphasis on marketing its maintenance services.

  Software license revenue increased 15.2% for 1995 to $32.6 million from $28.3 million for 1994. Revenue from sales of paid-up licenses increased 52.6% for 1995 to $14.5 million from $9.5 million for 1994, while lease license revenue declined 3.7% for 1995 to $18.1 million from $18.8 million for 1994. A portion of the growth in revenue from paid-up licenses was due to a reduction in the warranty period, effective in the second half of 1995. This reduction in the warranty period resulted in a lesser amount of the initial paid-up license fees being deferred to future periods. Maintenance and service revenue increased 54.8% for 1995 to $7.0 million from $4.5 million for 1994, as a result of a substantial increase in the sale of paid-up licenses, reduction in the warranty period, and broader customer usage of maintenance and support services. A substantial portion of this increase was due to increased maintenance revenue.

  Of the Company's total revenue for 1995, approximately 47.3% and 52.7%, respectively, were attributable to domestic and international sales, as compared to 47.2% and 52.8%, respectively, for 1994.

  Cost of Sales and Gross Profit. The Company's total cost of sales increased 4.6% for 1995 to $4.9 million, or 12.4% of total revenue, from $4.7 million, or 14.3% of total revenue, for 1994. The Company's cost of sales for software license revenue decreased 12.2% for 1995 to $3.3 million, or 10.2% of software license revenue, from $3.8 million, or 13.4% of software license revenue, for 1994. This decrease was primarily due to a reduction in expenses through lower headcount and cost controls and implementation of a more efficient multi-platform development environment for the Company's product releases.

  The Company's cost of sales for maintenance and service revenue increased 76.0% for 1995 to $1.6 million, or 22.4% of maintenance and service revenue, from $893,000, or 19.7% of maintenance and service revenue, for 1994. This increase resulted primarily from increased staffing to support anticipated demand for customer services.

  As a result of the foregoing, the Company's gross profit increased 23.4% to $34.7 million for 1995 from $28.1 million for 1994.

  Selling and Marketing. Selling and marketing expenses increased 66.9% for 1995 to $7.5 million, or 19.0% of total revenue, from $4.5 million, or 13.7% of total revenue, for 1994. The increase in selling and marketing expenses resulted primarily from increased personnel costs, including costs associated with increased headcount and compensation expenses related to the establishment of a sales force to support the Company's distribution network, as well as increased commissions associated with increased revenue.

  Research and Development. Research and development expenses increased 23.2% for 1995 to $8.3 million, or 21.0% of total revenue, from $6.8 million, or 20.6% of total revenue, for 1994. This increase resulted primarily from employment of additional staff and independent contractors to develop and enhance the Company's products, including a dedicated team working on the development of the Company's DesignSpace product, costs associated with quality assurance and equipment costs to implement an enhanced multi-platform development environment.

  Amortization. Amortization expense was $10.6 million for 1995 and $8.7 million for 1994. This amortization expense resulted from the 1994 Acquisition and relates primarily to intangible assets, including goodwill, which are being amortized from the date of the 1994 Acquisition, March 14, 1994. The unamortized portion of the goodwill and capitalized software acquired in connection with the 1994 Acquisition will be fully amortized in the first quarter of 1997.

  General and Administrative. General and administrative expenses increased 17.4% for 1995 to $6.9 million, or 17.3% of total revenue, from $5.8 million, or 17.8% of total revenue, for 1994. This increase resulted primarily from the employment of additional staff as well as an increase in accounting and legal expenses in support of the Company's increased level of operations. The Company has maintained a relatively stable headcount while adding administrative support services, such as computerized order fulfillment and corporate-wide information technology systems, to support its future operations.

  Interest. Interest expense increased 26.3% for 1995 to $4.0 million from $3.2 million for 1994. This increase resulted from interest on indebtedness incurred to finance the 1994 Acquisition for the full year of 1995 as compared to nine and one-half months in 1994, as well as an increase in the weighted average interest rate to 9.6% for 1995 from 8.4% for 1994. Interest expense will substantially decrease upon completion of this offering as a result of the repayment of the 1994 Loan and the Subordinated Notes as described under "Use of Proceeds."

  Income Tax Benefit. The income tax benefit decreased to $793,000 for 1995 from $917,000 for 1994. For the portion of 1994 prior to the 1994 Acquisition, the Company's predecessor was taxed as an S Corporation and as such was not subject to federal or state income taxes. Excluding this period, the effective tax rates were 33.4% for 1995 and 33.9% for 1994. These percentages are less than the federal and state combined statutory rate of approximately 39.0% due primarily to the utilization of research and experimentation credits.

  Net Loss. As a result of the foregoing, the Company reported a net loss of $1.6 million in 1995, compared to net income of $257,000 in 1994.

PRO FORMA YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31,
1993

  Revenue. Revenue increased 3.9% for 1994 to $32.8 million from $31.6 million for 1993. This increase resulted primarily from an increase in the number of customers licensing the Company's software products and an increase in the number of paid-up software licenses purchased.

  Software license revenue increased 2.9% for 1994 to $28.3 million from $27.5 million for 1993. Revenues from sales of paid-up licenses increased 43.9% for 1994 to $9.5 million for 1994 from $6.6 million for 1993, while lease license revenues decreased 10.0% during the same year to $18.8 million from $20.9 million for 1993. Maintenance and service revenue increased 10.2% for 1994 to $4.5 million from $4.1 million for 1993. This increase resulted from an increase in the customer maintenance base.

  Of the Company's total revenues for 1994, approximately 47.2% and 52.8%, respectively, were attributable to domestic and international sales, as compared to 48.8% and 51.2%, respectively, for 1993.

  Cost of Sales and Gross Profit. The Company's cost of sales for software license revenue decreased 20.5% for 1994 to $3.8 million, or 13.4% of software license revenue, from $4.8 million, or 17.4% of software license revenue for 1993. The decrease was due to decreased documentation and media expenses incurred in 1993 in connection with a major software product release as well as an internal reorganization that resulted in the transfer of a number of employees to a newly created order fulfillment department, the expenses of which have been subsequently included in general and administrative expenses. The primary responsibilities of this new department include all ASD and contract related administration, as well as data entry of contract information.

  The Company's cost of sales for maintenance and service revenue decreased 32.9% for 1994 to $893,000, or 19.7% of maintenance and service revenue, from $1.3 million, or 32.4% of maintenance and service revenue, for 1993. This increase resulted primarily from the transfer of several employees, primarily to the research and development area.

  As a result of the foregoing, the Company's gross profit increased 10.3% to $28.1 million for 1994 from $25.5 million for 1993.

  Selling and Marketing. Selling and marketing expenses increased 19.8% for 1994 to $4.5 million, or 13.7% of total revenue, from $3.8 million, or 11.9% of total revenue, for 1993. The increase in selling and marketing expenses resulted primarily from increased personnel costs, including costs associated with increased headcount, compensation expenses related to the establishment of a sales force to support the Company's distribution network, increased commissions associated with increased revenue and expenses associated with the Company's 1994 bi-annual users' conference.

  Research and Development. Research and development expenses increased 13.2% for 1994 to $6.8 million, or 20.6% of total revenue, from $6.0 million, or 18.9% of revenue, for 1993. The increase resulted primarily from employment of additional staff and independent contractors to develop and enhance the Company's products and provide quality assurance.

  Amortization. Amortization expense was $8.7 million for 1994 as compared to $937,000 for 1993. This increase resulted primarily from the 1994 Acquisition and the related intangible assets, including goodwill, which are being amortized over the estimated useful lives of the assets. Goodwill and capitalized software acquired in connection with the 1994 Acquisition will be fully amortized in March 1997.

  General and Administrative. General and administrative expenses decreased 18.7% for 1994 to $5.8 million, or 17.8% of total revenue, from $7.2 million, or 22.7% of total revenue, for 1993. This decrease in general and administrative expenses resulted primarily from the settlement of a legal dispute amounting to approximately $1.6 million in legal fees and related costs in 1993, partially offset by expenses related to the transfer of a number of employees into a newly created department, the expenses of which have been subsequently included in general and administrative expenses.

  Interest. Interest expense increased 930.4% to $3.2 million for 1994 from $306,000 for 1993. The increase resulted from the Company's incurrence of indebtedness in connection with the 1994 Acquisition.

  Income Tax Benefit. The Company's income tax benefit was $917,000 for 1994. Because the predecessor company was taxed as an S Corporation, there was no income tax provision or benefit for 1993.

  Net Income. As a result of the foregoing, the Company's net income decreased to $257,000 in 1994 from $8.1 million in 1993.

QUARTERLY INFORMATION

  The following table presents unaudited quarterly operating results for each of the Company's last eight quarters as well as the percentage of the Company's revenue represented by each item. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of future results of operations. This information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                         QUARTER ENDED
                          -----------------------------------------------------------------------------------
                          JUNE 30,   SEPT. 30,  DEC. 31,  MARCH 31,  JUNE 30,  SEPT. 30, DEC. 31,   MARCH 31,
                            1994       1994       1994      1995       1995      1995      1995       1996
                          ---------  ---------  --------  ---------  --------  --------- --------   ---------
                                                         (IN THOUSANDS)
Revenue:
 Software licenses......   $7,043     $ 6,612    $7,549    $ 7,104    $7,883    $8,536   $ 9,081     $ 8,385
 Maintenance and
  service...............    1,285       1,167     1,245      1,122     1,455     1,987     2,448       2,348
                           ------     -------    ------    -------    ------    ------   -------     -------
   Total revenue........    8,328       7,779     8,794      8,226     9,338    10,523    11,529      10,733
Cost of sales:
 Software licenses......    1,032         896       918        956     1,015       726       634         666
 Maintenance and
  service...............      238         217       217        273       334       342       623         529
                           ------     -------    ------    -------    ------    ------   -------     -------
   Total cost of sales..    1,270       1,113     1,135      1,229     1,349     1,068     1,257       1,195
Gross profit............    7,058       6,666     7,659      6,997     7,989     9,455    10,272       9,538
Operating expenses:
 Selling and marketing..    1,218       1,172     1,231      1,649     1,713     1,738     2,426       2,169
 Research and
  development...........    1,687       1,684     1,740      2,019     2,045     1,982     2,283       2,330
 Amortization...........    2,659       2,660     2,660      2,660     2,660     2,663     2,658       2,719
 General and
  administrative........    1,431       1,393     1,566      1,493     1,502     1,660     2,202       1,850
                           ------     -------    ------    -------    ------    ------   -------     -------
   Total operating
    expenses............    6,995       6,909     7,197      7,821     7,920     8,043     9,569       9,068
Operating income (loss).       63        (243)      462       (824)       69     1,412       703         470
Interest expense........     (932)       (975)     (996)      (995)   (1,021)     (978)     (989)       (888)
Other income............       22          59        56         39        46        82        83          91
                           ------     -------    ------    -------    ------    ------   -------     -------
Income (loss) before
 income tax benefit
 (provision)............     (847)     (1,159)     (478)    (1,780)     (906)      516      (203)       (327)
Income tax benefit
(provision).............      287         393       162        595       302      (173)       69         126
                           ------     -------    ------    -------    ------    ------   -------     -------
Net income (loss).......   $ (560)    $  (766)   $ (316)   $(1,185)   $ (604)   $  343   $  (134)    $  (201)
                           ======     =======    ======    =======    ======    ======   =======     =======
                                                         QUARTER ENDED
                          -----------------------------------------------------------------------------------
                          JUNE 30,   SEPT. 30,  DEC. 31,  MARCH 31,  JUNE 30,  SEPT. 30, DEC. 31,   MARCH 31,
                            1994       1994       1994      1995       1995      1995      1995       1996
                          ---------  ---------  --------  ---------  --------  --------- --------   ---------
Revenue:
 Software licenses......     84.6%       85.0%     85.8%      86.4%     84.4%     81.1%     78.8%       78.1%
 Maintenance and
  service...............     15.4        15.0      14.2       13.6      15.6      18.9      21.2        21.9
                           ------     -------    ------    -------    ------    ------   -------     -------
   Total revenue........    100.0       100.0     100.0      100.0     100.0     100.0     100.0       100.0
Cost of sales:
 Software licenses (1)..     14.7        13.6      12.2       13.5      12.9       8.5       7.0         7.9
 Maintenance and
  service (1)...........     18.5        18.6      17.4       24.3      23.0      17.2      25.4        22.5
                           ------     -------    ------    -------    ------    ------   -------     -------
   Total cost of sales..     15.2        14.3      12.9       14.9      14.4      10.2      10.9        11.1
Gross profit............     84.8        85.7      87.1       85.1      85.6      89.8      89.1        88.9
Operating expenses:
 Selling and marketing..     14.6        15.1      14.0       20.1      18.3      16.5      21.0        20.2
 Research and
  development...........     20.3        21.6      19.8       24.6      21.9      18.8      19.8        21.8
 Amortization...........     31.9        34.2      30.2       32.3      28.5      25.3      23.1        25.3
 General and
  administrative........     17.2        17.9      17.8       18.1      16.1      15.8      19.1        17.2
                           ------     -------    ------    -------    ------    ------   -------     -------
   Total operating
    expenses............     84.0        88.8      81.8       95.1      84.8      76.4      83.0        84.5
Operating income (loss).      0.8        (3.1)      5.3      (10.0)      0.8      13.4       6.1         4.4
Interest expense........    (11.2)      (12.5)    (11.3)     (12.1)    (10.9)     (9.3)     (8.6)       (8.3)
Other income............      0.3         0.8       0.6        0.5       0.5       0.8       0.7         0.8
                           ------     -------    ------    -------    ------    ------   -------     -------
Income (loss) before
 income tax benefit
 (provision)............    (10.1)      (14.8)     (5.4)     (21.6)     (9.6)      4.9      (1.8)       (3.1)
Income tax benefit
(provision).............      3.4         5.1       1.8        7.2       3.2      (1.6)      0.6         1.2
                           ------     -------    ------    -------    ------    ------   -------     -------
Net income (loss).......     (6.7)%      (9.7)%    (3.6)%    (14.4)%    (6.4)%     3.3%     (1.2)%      (1.9)%
                           ======     =======    ======    =======    ======    ======   =======     =======

- --------
(1)Computed as a percentage of the corresponding revenue category.

  The Company believes that decreases in first quarter revenues in 1995 and 1996 relative to the immediately preceding quarter resulted in part from incentive programs which the Company has in place to encourage overachievement of annual dollar revenue goals by ASDs and the Company's internal sales support personnel.

LIQUIDITY AND CAPITAL RESOURCES

  Since the 1994 Acquisition, the Company has financed its operations, including increases in accounts receivable, capital equipment acquisitions and principal repayments on the senior secured indebtedness, primarily through cash generated from operations.

  As of March 31, 1996, the Company had cash and cash equivalents of $5.6 million and working capital of $4.2 million, as compared to cash and cash equivalents of $8.1 million and working capital of $3.2 million at December 31, 1995. The Company also has available to it a $1.0 million revolving line of credit with a commercial bank under a credit facilities agreement, which is available through June 1, 1997 and bears interest at the bank's prime rate plus 1.0%. The Company has not initiated any borrowing to date under the line of credit.

  The Company's operating activities provided cash of $9.7 million for 1993, $9.1 million for 1994 and $10.8 million for 1995, and used cash of $1.6 million for the three months ended March 31, 1996. The Company's cash flow from operations decreased in 1994 as compared to 1993 due to slightly lower earnings before the effect of amortization. The increase in cash flow from operations in 1995 as compared to 1994 is the result of increased earnings before the effect of amortization and improved management of working capital. The use of cash flow from operations for the 1996 quarter was due to increased working capital requirements, primarily relating to an increase in accounts receivable, resulting from the renewal of maintenance contracts, a significant portion of which were renewed in the first quarter of the calendar year, and an increase in the number of days of outstanding software license revenue primarily attributable to transitional issues encountered with the conversion to a new billing system implemented in the fourth quarter of 1995, as well as the payment of 1995 management and employee bonuses and contributions to the Company's pension and profit sharing plans.

  Cash used in investing activities was $5.2 million for 1993, $48.2 million for 1994, $2.0 million for 1995 and $79,000 for the 1996 quarter. The use of cash in 1993 was due to the purchase of marketable securities and capital expenditures. The use of cash in 1994 was primarily to fund the 1994 Acquisition, and to a lesser extent for capital expenditures. The Company's use of cash in 1995 and the 1996 quarters was substantially related to capital expenditures. The Company expects to spend approximately $2.0 million for capital equipment in 1996, principally for the acquisition of computer hardware, software and equipment.

  Financing activities used cash of $11.9 million for 1993, provided cash of $42.6 million for 1994 and used cash of $5.0 million and $819,000 for 1995 and the 1996 quarter, respectively. Cash used in 1993 was substantially attributable to distributions to the stockholder of the Company's predecessor. Cash provided for financing activities for 1994 was due primarily to bank borrowings and the issuance of debt and equity securities related to the 1994 Acquisition. Cash used for 1995 and the 1996 quarter was the result of principal repayments made on the 1994 Loan.

  The net proceeds from this offering will enable the Company to repay the 1994 Loan and the Subordinated Notes, including accrued and unpaid interest, and retire all of the Redeemable Preferred Stock, including accumulated dividends. The Company believes that the remaining net proceeds from this offering, together with cash and cash generated from operations and available borrowings, will be sufficient to fund its operations for at least the next twelve months.

  In connection with the Company's planned relocation (see "Business-- Facilities"), the Company expects to incur approximately $1.2 million in capital expenditures, which is expected to be funded from cash from operations. The Company's cash requirements in the future may also be financed through additional equity or debt financings. There can be no assurance that such financing can be obtained on favorable terms, if at all.

NEW ACCOUNTING PRONOUNCEMENTS

  In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." The new standard is effective for fiscal year 1996. Management believes that the implementation of the new standard will not have a material effect on its consolidated financial statements.

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." The new standard, which is effective for fiscal year 1996, requires the Company to adopt either a recognition method or a disclosure-only approach of accounting for stock based employee compensation plans. Management intends to adopt the disclosure-only approach and, as such, does not believe that the implementation of the standard will have a material effect on its consolidated financial statements.

                                   BUSINESS

  ANSYS, Inc. (the "Company") develops, markets and supports software solutions for design analysis and optimization. Engineering analysts and design engineers use the Company's software to accelerate product time to market, reduce production costs, improve engineering processes and optimize product quality and safety for a variety of manufactured products, ranging from basic consumer goods to satellite tracking systems. The ANSYS product family features open, flexible architecture that permits easy integration into its customers' enterprise-wide engineering systems and facilitates effective implementation of process-centric engineering.

  The Company's software has been developed and enhanced to help customers meet several of the major challenges faced by businesses today, including increasing global competition and the need and ability to solve more complex product design problems. The Company believes that these factors, combined with the decreasing cost of computer hardware, are accelerating the demand for design analysis software solutions and have created an expanding marketplace, described by the Company as the design analysis and optimization market. This market includes a base of engineering analysts who use the Company's CAE analysis software to validate product design, as well as the broader group of design engineers who use analysis tools integrated within their CAD systems to optimize and evaluate products much earlier in the development cycle.

  The Company's objectives are to increase market share among the traditional base of engineering analysts, to extend its product line to meet the demands of the broader group of design engineers and to increase the adoption of its products by new users, such as engineers in the biomedical and food processing industries. The Company's strategy focuses on maintaining and enhancing its technology leadership; offering an open and flexible software product family; pursuing a customer driven sales, services and marketing approach; capitalizing on its established global distribution and support network; and leveraging strategic relationships with leading CAD suppliers and third party providers of complementary hardware and software.

INDUSTRY BACKGROUND

  The market for software tools that automate the product development process is evolving in response to the needs of manufacturers facing more intense global competition to bring products to market quickly, at lower cost and with higher quality. In addition, continuing technology advances in computing and the associated reduction in the cost of computer hardware have made engineering analysis solutions increasingly affordable and allow customers to solve ever-larger analysis problems. The global CAD, CAE and CAM market for software and services to support this automation is estimated at over $3.5 billion in 1996, with the Company's traditional CAE market estimated at over $500 million. The Company believes that the broader functionality of design analysis and optimization, which includes the Company's traditional CAE market, represents a growing portion of this overall market.

  The traditional product design process can be characterized as sequential and iterative. Each step in the product development process is discrete, with design engineers performing conceptual and detailed design, and engineering analysts performing testing and analysis after creation of a physical prototype. The results of this analysis are then returned to the design engineers so that modifications can be made and another physical prototype built for testing. This design and analysis loop continues until the physical prototype has been successfully tested, at which time the product is sent to be manufactured. This process often results in substantial changes to product design late in the process after significant investment has been made in up-front product design. The resulting time and expense have led many manufacturers to delay critical analysis until production has commenced and design flaws have surfaced.

  Starting in the 1970s, software tools were introduced to automate the traditional product design process. These early tools targeted discrete functions in the process, with CAD tools for conceptual and detailed product design, CAE tools for analysis and design verification and CAM tools to assist in the automation of manufacturing. These tools have succeeded in enhancing the productivity of individual engineers, but have important limitations. For example, these tools often produce data that are incompatible with other steps in the design process, thereby limiting their effectiveness. Of potentially greater significance, these tools did not change the fundamentally sequential and iterative nature of the traditional product design process.


                  [TRADITIONAL PRODUCT DESIGN PROCESS LOGO]

  Limitations in the traditional product design process and associated tools have led manufacturers during the 1990s increasingly to adopt an approach known as process-centric engineering. Process-centric engineering involves interdisciplinary teams of design, analysis and manufacturing engineers working together in a highly collaborative and interactive way throughout the product design-to-manufacturing process. To be effective, process-centric engineering requires common data models and integrated, compatible software tools. In this process, analysis tools are used earlier in the product design cycle and are integrated with CAD software. Therefore, the traditional CAE tools are evolving into what the Company describes more broadly as design analysis and optimization. Parametric design has also emerged as a requirement of process-centric engineering in order to allow for rapid, intuitive modification of the product model without corruption of basic design concepts. The parametric foundation of software that supports process-centric engineering facilitates the integration of analysis and CAD software to enable dynamic product design analysis and optimization.


                      [Process-Centric Engineering LOGO]

  CAD, CAE and CAM software tools that were developed for the traditional sequential product development process do not adequately support the requirements of process-centric engineering. The tools are difficult to integrate into enterprise-wide engineering solutions, are generally too complex for all but dedicated users, require too large an investment in training and specialization and cannot support a sufficiently broad range of hardware platforms and operating systems. In short, they do not provide users with the degree of flexibility needed to automate the process-centric engineering process. Traditional CAE tools have been too focused on specific disciplines, such as structural analysis, and most vendors who offer broader functionality typically do not provide compatibility of data structures or user interfaces across their product lines. In addition, most existing analysis tools do not provide "coupled-field" analysis capabilities to permit simultaneous analysis of the effects of two or more physical forces (for example, structural and thermal).

  The Company believes that the increasing adoption of process-centric engineering in the 1990s has resulted in accelerating demand for design analysis software by both the historical base of engineering analysts solving design verification problems and the broader group of design engineers who require analysis tools that are integrated within their CAD systems for up-front design optimization.

THE ANSYS SOLUTION

  The Company anticipated the change from sequential design to process-centric engineering and recognized that this change would require a new generation of CAE tools. The Company is a leading supplier of open, flexible design analysis and optimization software that allows manufacturers to implement effectively the process-centric engineering process. The Company's strategy emphasizes maintaining market leadership in the traditional analysis sector while leveraging its technology to address the evolving design optimization and CAD integration requirements of process-centric engineering systems. The Company's technology approach is to provide an integrated product family with a unified database, a wide range of analysis functionality, a consistent, easy-to-use graphical user interface, support for multiple hardware platforms and operating systems, effective user customization tools and integration with leading CAD systems.

  The ANSYS solution includes the following key elements:

  Integrated Product Family/Consistent User Interface. The Company has developed and owns the core technologies that form the foundation for its unified database and integrated product family. The Company's unified database ensures data compatibility throughout its product family and is the foundation for its coupled-field multiphysics analysis solutions. The Company provides a single, consistent, easy-to-use graphical user interface across the entire ANSYS product family. As a result, the Company is able to offer enterprise-wide, process-centric engineering solutions in contrast to CAE suppliers of point solutions that address only narrow market niches.

  Breadth and Depth of Product Line. The Company believes it is important to offer customers both breadth and depth of analysis solutions. The ANSYS product family offers solutions ranging from design optimization to sophisticated design verification and virtual prototyping for multiple engineering disciplines, and product capabilities ranging from simple linear structural solvers to complex, non-linear multiphysics solvers. This allows the Company to provide sole source analysis solutions to a wide range of customers.

  Openness and Flexibility. The Company believes its product architecture provides flexible support to manufacturers seeking to implement enterprise-wide engineering systems comprised of "best-of-class" software from multiple vendors. The Company's software products support industry data format standards such as IGES and STEP for geometry transfer, support multiple hardware platforms and operating systems, such as UNIX, Windows 95 and Windows NT, and provide direct interfaces to many leading CAD systems. The Company allows its customers to purchase only the level of functionality they require on a per task basis.

  Adaptability. The Company offers its customers the ability to customize ANSYS products for their specific requirements through a set of user customization tools including macros and an application procedural interface ("API") delivered as part of each ANSYS product. Sophisticated software customization services are also available through the Company's Customer Services Group and its global network of ASDs. The ASD network enables the Company to provide localized, multilingual consulting and customization services, which the Company believes is especially important in supporting customers with multinational operations.

  CAD Integration. In 1993, the Company released ProFEA, the first independent design analysis software to be fully integrated inside the user interface of a CAD product. ProFEA, which is integrated into Parametric Technology's Pro/ENGINEER CAD product, provides the large number of design engineers who use Pro/ENGINEER with a means to perform up-front design analysis and optimization without having to learn a new graphical user interface. In 1995, the Company introduced AutoFEA, integrated inside the AutoCAD package from AutoDesk. In 1996, the Company introduced a service whereby ANSYS analysis software can be integrated inside Computervision's CADDS application.

STRATEGY

  The Company has historically focused on providing superior analysis and optimization technology within a broad, data compatible product family. Since the 1994 Acquisition, the new management team has added a more customer and market driven approach to the Company's technology focus. The Company's objectives are to be the leading global supplier of design analysis software solutions and to accelerate its growth by:

  . increasing market share among the traditional base of engineering analysts,

  . extending its product line to meet the demands of the broader group of design engineers, and

  . increasing the adoption of its products by new users, such as engineers in the biomedical and food processing industries, where global competition is increasing pressure on design and development functions and where analysis tools have not been widely employed.

  The Company's strategy for achieving these objectives emphasizes the following key elements:

  Maintain and Enhance Technology Leadership. The Company has been a technology leader in analysis software throughout its 26 year history. It was the first to offer analysis software for personal computers and the first to offer independent design analysis software integrated within a CAD package. The Company's high speed solvers and parallel processing capabilities, as well as its coupled-field multiphysics capabilities, unified database and graphical user interface, enable it to maintain leadership in providing coupled-field multiphysics solutions. The Company is making significant investments in research and development and is continuing its recent history of accelerated new product releases. The Company's product development strategy also focuses on extensions of the product family with new functional modules, further integration with CAD products and the development of a new generation of products based on object-oriented technology derived from the Company's core multiphysics technology base.

  Maintain and Enhance Customer Services. The Company has a 26-year history of providing its customers with high level technical support, training and regular product releases. The Company is increasing its investment in service personnel and support systems to enhance its customer service, support the increasing frequency of product releases and improve coordination with its ASD network.

  Maintain and Enhance Openness and Flexibility. The Company believes that open and flexible software products allow customers to protect their investment in engineering system hardware and software. The Company therefore intends to remain a leading supplier of open and flexible design analysis solutions that can be fully integrated into the enterprise-wide process-centric engineering systems of its customers as they evolve. The Company is continuing to produce products and provide services to directly integrate its products with leading CAD systems. The Company's products support multiple hardware and software systems while maintaining a unified database across all platforms and products. The Company participates in industry standards committees such as those for IGES, STEP and OLE for Design and Modeling.

  Expand Sales and Marketing Activities. The Company continues to strengthen its domestic and international sales and marketing efforts. The Company's new management team has added professionals in sales, marketing, product management, public relations and communications, including regional sales managers to work with the ASDs as part of a coordinated effort to increase sales and marketing effectiveness, and account executives to coordinate global and strategic accounts. The Company has recently deployed advanced marketing tools, including database marketing systems, proactive Internet marketing and multimedia sales tools.

  Continue Focus on Indirect Distribution Channels. The Company believes its network of 35 ASDs allows it to provide superior support and service to customers as well as more cost-effective sales and marketing of its core products than could be achieved through a direct sales force. The Company's ASDs have a direct knowledge of customer needs and provide a strong, local presence when marketing and supporting the Company's product line.

  In addition to the ASD network, in 1995 the Company began to establish a dealer channel for its CAD integrated products because these products are sold primarily to design engineers rather than engineering analysts. The Company believes that this dealer channel will complement the ASD network by establishing a broader user base for its CAD integrated products, which the Company expects will create new demand for its multiphysics products. As of April 30, 1996, the Company had signed agreements with 27 dealers.

  Pursue Strategic Alliances and Marketing Relationships. The Company has established strategic alliances with advanced technology suppliers and marketing relationships with hardware vendors, specialized application developers and CAD providers. The Company believes these relationships allow it to accelerate the incorporation of advanced technology into the ANSYS product family, gain access to important new markets, expand the Company's sales channel, develop specialized product applications and provide direct integration with leading CAD systems. For example, the Company has licensed LS/DYNA, an advanced software program for explicit dynamics, which is used for crash test simulation in the automotive and other industries. The Company also has arrangements with leading CAD vendors, such as Parametric Technology, Autodesk and Computervision, to provide direct linkages between their CAD packages and the ANSYS product family.

CUSTOMERS

  The Company's products have an estimated installed base of 8,200 licenses at commercial sites and 8,100 licenses at university sites worldwide. The Company's products are utilized by organizations ranging in size from small consulting firms to the world's largest industrial companies. ANSYS customers include 62 of the Global Fortune Industrial 100 companies, including the top
10. No customer accounted for more than 3% of the Company's revenues in 1995. The following are examples of the wide range of companies using ANSYS products:

AEROSPACE                                          COMPUTERS, OFFICE EQUIPMENT
 AlliedSignal                                       Canon
 Lockheed Martin                                    Fujitsu
 United Technologies                                IBM
                                                    Seagate Technology
CONSUMER GOODS
 Black & Decker                                    ELECTRONICS, ELECTRICAL
 Corning                                           GEC
 Pellerin Milnor                                    General Electric
 Snap-On Tools                                      Motorola
 Whirlpool                                          Siemens
                                                    Westinghouse Electric
AUTOMOTIVE
 Ford                                              GOVERNMENT, DEFENSE
 General Motors                                     Bharat
 SAAB                                               Bofors
 Toyota                                             Harris
 Volvo                                              Raytheon
                                                    U.S. Department of the Army
BIOMEDICAL, PHARMACEUTICALS
 Carbomedics                                       HEAVY EQUIPMENT
 DePuy                                              Cummins
 Johnson & Johnson                                  Ishikawajiama-Harima
 Showa Denko                                        John Deere
                                                    Komatsu
CHEMICALS                                           Mannesmann
 Akzo Nobel
 BASF                                              METALS
 Bayer                                              Kobe
 Ciba-Geigy                                         Preussag
 Hoechst                                            Reynolds
                                                    Sumitomo
SCIENTIFIC, PHOTOGRAPHY                             Thyssen
 3M
 Eastman Kodak
 Fuji

  The following case studies illustrate various uses of the Company's products.

 Motorola

  A division of Motorola designs and manufactures high-current semiconductor units to efficiently control electric motors in industrial drives, commercial products and electric vehicles. Motorola has adopted a product development strategy that uses ANSYS, among other tools, to continuously analyze and refine design concepts and product configuration. This coordinated approach, which utilizes ANSYS products for coupled-field analysis, improves product quality and shortens development times compared to the traditional sequential product design process.

 Black & Decker

  Black & Decker uses ANSYS technology in the design of its commercial and household appliances, such as its SurgeXpress steam iron. Black & Decker engineers used ANSYS design analysis capabilities to increase the steam rate of the iron by 40% while reducing material costs by 20%, thereby creating a lighter weight and more efficient product.

 Pratt & Whitney

  Pratt & Whitney engineers use ANSYS products to analyze the flight-worthiness of critical components of NASA's Space Shuttle. Using ANSYS, Pratt & Whitney engineers simulate the thermal response of parts throughout an entire Space Shuttle flight mission, from pre-launch to shut down. For example, using the results of heat transfer analysis, engineers simulated the structural response of the Space Shuttle's oxygen turbo pump at five different times. The analysis was completed within two months, a substantial time savings compared to the time to build and test physical prototypes. Pratt & Whitney's oxygen turbo pump made its first flight on the Space Shuttle Discovery in July 1995 when it was installed on one of the three main engines.

 Rolls-Royce

  Rolls-Royce specializes in the design, development and manufacture of aircraft engines and industrial power equipment. ANSYS collaborated with Rolls-Royce and Computervision in the development of "ANSYS for CADDS," a direct CAD software interface to Computervision's CADDS software that provides designers and mechanical engineers with up-front design analysis tools integrated inside the CADDS program.

 DePuy

  DePuy, a manufacturer of orthopedic implants and the surgical instruments used to install them, uses ANSYS to help develop more reliable and durable knee and hip prosthetic devices. ANSYS software is used to analyze individual patient data from CAT scans to customize these devices to the specific needs of individual patients.

  Although the Company believes that the foregoing case studies are representative of the uses of the Company's products by its customers and the types of results that may be achieved, there can be no assurance that each customer using the Company's products will achieve the same types of results as those described above.

PRODUCTS

  The ANSYS family of products consists of flexible, integrated analysis software tools that address enterprise-wide engineering requirements. The Company believes that ANSYS/Multiphysics, the Company's flagship program, is the most comprehensive coupled-field multiphysics software currently available. In addition, the Company's individual design and analysis software programs, all of which are included in the ANSYS/Multiphysics program, are available as subsets or stand-alone programs. All of the capabilities of the ANSYS/Multiphysics program are available on a single CD. An authorization file provided to customers at the time of purchase unlocks modules based on the level of functionality purchased by the user. The Company's multiphysics products comprise the core of its business and accounted for substantially all of the Company's revenue in 1995 and the three months ended March 31, 1996. See "Risk Factors--Dependence on Core ANSYS Products."

  The Company's CAD integration products provide design optimization tools for use directly within a particular CAD product. CAD integration products are accessed from the graphical user interface of, and operate directly on the geometry produced within, the CAD product. The output from these programs may be read into any of the products in the ANSYS product family. In addition to the two products listed below, the Company has arrangements with many leading CAD suppliers to provide direct linkages between the vendors' CAD packages and the Company's products.

 Multiphysics Products

  ANSYS/Multiphysics. ANSYS/Multiphysics is the Company's most comprehensive, parametric based, coupled-field, multidisciplinary analysis program. It enables users to conduct simultaneous, interactive analysis across a range of engineering disciplines, including structural, thermal, fluid flow, acoustics and electromagnetics. This sophisticated design and analysis software provides the design optimization capabilities necessary to simulate and solve complex engineering problems in industries such as aerospace, automotive, biomedical and consumer electronics.

  ANSYS/Mechanical. ANSYS/Mechanical provides a wide range of engineering design, analysis and optimization capabilities. It includes all of the functionality of ANSYS/Multiphysics except fluid flow and electromagnetics. This design verification software enables users to determine displacements, stresses, forces, temperature and pressure distributions, such as the combined structural and thermal characteristics of a printed circuit board.

  ANSYS/Thermal. ANSYS/Thermal is used for steady state and transient thermal analyses, including conduction, convection, radiation and heat transfer. This comprehensive thermal program is used for analysis in applications ranging from electronic cooling to induction furnace start-up.

  ANSYS/LinearPlus. ANSYS/LinearPlus is a low-cost structural analysis product designed for linear static, dynamic and buckling analyses. This product is used to solve engineering problems such as those in the automotive, bridge building, hand tools and office equipment industries. ANSYS/LinearPlus is used, for example, to determine the vibrations and natural frequencies of an automobile chassis.

  ANSYS/FLOTRAN. ANSYS/FLOTRAN is a computational fluid dynamics ("CFD") program that solves a variety of fluid flow problems, including laminar, turbulent, compressible and incompressible flow. ANSYS/FLOTRAN is the only CFD program with design optimization capabilities. A typical use of this product is to calculate the lift and drag on an airplane wing.

  ANSYS/Emag. ANSYS/Emag simulates electromagnetic fields, electrostatics, circuits and current conduction. It is typically used with other ANSYS products to study the interaction of flow, electromagnetic fields and structural mechanics, such as the calculation of the torque and efficiency of an electric motor.

  ANSYS/LS-DYNA. ANSYS/LS-DYNA solves highly nonlinear structural dynamic problems. This program models dynamic physical scenarios such as material forming, large deformation impacts, nonlinear material behavior and multibody contact. This product will be used in applications such as crash test simulations and metal and glass forming analysis. ANSYS/LS-DYNA is in beta testing and is scheduled for release in the second half of 1996.

  ANSYS/PrepPost. ANSYS/PrepPost is used to prepare a design for analysis and to display the results of the analysis upon completion. It provides extensive, fully parametric features in the preprocessing stage of engineering analysis, thereby allowing users to quickly and easily create finite element models. The postprocessor enables users to examine results from all ANSYS analysis programs.

  ANSYS/ED. ANSYS/ED is a fully functional design simulation program possessing the capabilities of the ANSYS/Multiphysics program with limits on problem size. This inexpensive, self-contained package is used primarily for training and educational purposes and has been widely distributed to engineering and technical departments at universities worldwide.

 CAD Integration Products

  ANSYS/ProFEA. ANSYS/ProFEA is a design analysis software program with a streamlined version of ANSYS/Mechanical capabilities to allow design engineers to perform analysis and optimization throughout the design phase from within Parametric Technology's Pro/ENGINEER user interface.

  ANSYS/AutoFEA. ANSYS/AutoFEA, an integrated design analysis program running completely inside AutoCAD release 13 and Mechanical Desktop, allows design engineers to assess the integrity of their designs during the conceptualization stage using AutoDesk's AutoCAD user interface. The Company released a 2D version of AutoFEA in 1995 and will release the 3D version in the second half of 1996.

 Product Data

  The following table indicates the suggested retail price as of March 31, 1996 for a paid-up, per seat license of each of the Company's products, the date of the latest product release and the date of the first release since the introduction of ANSYS 5.0 in 1992. ANSYS 5.0 was the first release of the Company's flagship product with the newly architected data structures to support CFD and electromagnetics.

                                                   SUGGESTED     LATEST  INITIAL
PRODUCT                                        U.S. RETAIL PRICE RELEASE RELEASE
- -------                                        ----------------- ------- -------
Multiphysics:
 ANSYS/Multiphysics*..........................     $ 35,000      Mar. 96 Dec. 92
 ANSYS/Mechanica1.............................       25,000      Mar. 96 Dec. 92
 ANSYS/Thermal................................       10,000      Mar. 96 Feb. 94
 ANSYS/LinearPlus.............................       10,000      Mar. 96 Feb. 94
 ANSYS/FLOTRAN................................       18,000      Mar. 96 Feb. 94
 ANSYS/Emag...................................       18,000      Mar. 96 Feb. 94
 ANSYS/LS-DYNA................................       30,000           **      **
 ANSYS/PrepPost...............................       12,500      Mar. 96 Dec. 92
 ANSYS/ED.....................................          250      Mar. 96 Mar. 93
CAD Integrated:
 ANSYS/ProFEA.................................        8,000      Oct. 95 Nov. 93
 ANSYS/AutoFEA 2D.............................        1,500      Mar. 95 Mar. 95
 ANSYS/AutoFEA 3D ............................        3,800           **      **

- --------
*  Originally marketed as ANSYS 5.0.
** Scheduled for release in the second half of 1996.

TECHNOLOGY

  The Company's software products allow users to construct computer models (or transfer computer models from CAD programs) of structures, products, components or systems. The analyst may then simulate operating loads or other design performance conditions and study the model's physical responses, such as stress levels, temperature distributions or the impact of electromagnetic fields. The Company's products can also be used to optimize a design early in the product development process to reduce production costs. These processes help customers shorten the cycle of prototype building, testing and rebuilding and reduce expensive product overdesign. The Company believes its technology and products are differentiated from those of its competitors by a combination of its high speed solvers, its superior parallel processing, the breadth of its product line, its coupled-field multiphysics capabilities and its compatible, unified database.

  All ANSYS products are based on classical engineering concepts. Through proven numerical techniques, these concepts can be formulated into matrix equations that are suitable for finite element analysis ("FEA"). In preparing for an analysis, a technique known as finite element meshing is used to subdivide a complex product or part into discrete regions known as elements connected at a finite number of points known as nodes. The primary unknowns in an analysis are the degrees of freedom for each node in the finite element model. Degrees of freedom may include displacements, rotations, temperatures, pressures, velocities, voltages or magnetic potentials and are defined by the elements attached to the node. Corresponding to the degrees of freedom, matrices are generated as appropriate for each element in the model. These matrices are then assembled to form sets of simultaneous equations that can be processed by one of the program's several solvers.

  An ANSYS analysis comprises three phases: the preprocessing phase, the solution phase and the postprocessing phase. In the preprocessing or model generation phase, the data needed to perform an analysis solution are specified. The user builds a model of the object or system to be analyzed. The user can select coordinate systems and element types, define real constants and material properties, create solid models and mesh them, manipulate elements and nodes, define coupling and constraint equations and define the applied loads. Coordinate systems are used in the ANSYS program to assist the user during the preprocessing stage in locating geometry in space, specifying degree of freedom directions at certain points in the model, defining material property directions and changing graphics displays. Graphical displays and data selection and list utilities are available to support the user in preparing the model.

  After a model is built in the preprocessing phase, the results of the analysis are obtained in the solution phase. The user can specify the analysis type, analysis options, load data and load step options and then initiate the finite element solution. The analysis type specified by the user indicates to the program which governing equations should be used to solve the problem. The general categories of available analyses include structural, thermal, acoustic, electromagnetic field, electric field, electrostatic, fluid and coupled-field. The user can further define the analysis type by specifying analysis options, such as linear static or non-linear transient dynamic. ANSYS incorporates many advanced solver technologies for use during this phase, such as the PowerSolver, a recently added, high speed, iterative equation solver. The solution phase is computationally intensive, and ANSYS therefore incorporates advanced parallel processing capabilities to reduce solution times for all of its solvers.

  In the postprocessing phase, the user views (in graphical or tabular form) and interprets the results calculated in the solution phase. These results may include displacements, temperatures, stresses, strains, velocities and heat flows. Because the postprocessing phase is fully integrated with the ANSYS preprocessing and solution phases, the user can examine results immediately and can test alternative solutions by modifying the parameters set in the preprocessing phase.

SALES AND MARKETING

  The Company distributes its multiphysics products and services primarily through its global ASD network. This network, developed over the last decade, provides the Company with a cost-effective, highly specialized channel of distribution and technical support. Of the Company's revenue in 1995 and the three months ended March 31, 1996, 96.9% and 98.4% was derived through the ASDs. The six largest ASDs accounted for approximately 48.1% of the Company's revenue in 1995. See "Risk Factors--Dependence on Distributors." All software licenses for the Company's products are directly between the Company and the end user.

  The ASD network consists of 35 distributors in 68 locations in 27 countries, including 16 in North America, nine in Europe, nine in the Asia Pacific Region and one in Brazil. The ASDs sell ANSYS products to new customers, expand installations within the existing customer base, offer consulting services and provide the first line of ANSYS technical support. The Company has instituted an ASD certification process to help ensure that each ASD has the capacity on an ongoing basis to adequately represent the Company's product line and provide an acceptable level of services and consultation.

  Under the Company's new management, substantially all of the ASDs have entered into new contracts with the Company. These contracts establish minimum performance criteria and include provisions relating to product discounts, payment terms, customer support and training. ASDs are typically granted exclusive geographic territories for the sale and support of ANSYS core products (but not for CAD integrated products) and may not market products which are competitive with ANSYS products. In order to maintain its exclusive rights, each ASD is required to perform satisfactorily in the areas of sales volume, payments, customer support and customer satisfaction, as determined reasonably by the Company. Most ASD contracts are for a term of three years with automatic renewals for additional one-year terms, unless terminated by either party. The average ASD has been affiliated with the Company for eight years, and the Company has only replaced three ASDs since the 1994 Acquisition, none of which represented a significant portion of the Company's revenue.

  The Company's new management team has established a sales management structure to work with the ASDs to develop a more focused sales approach and to implement a worldwide major account strategy. The Company's sales management organization consists of a North American Vice President of Sales, supported by four Regional Sales Directors and two Major Account
Representatives, and an International Vice President of

Sales, supported by a European Managing Director and two Regional Sales Directors. The Company's sales organization also has application support engineers to represent the Company at exhibitions and conferences worldwide and to provide backup support to the ASDs. The Company believes that its new sales management infrastructure contributed significantly to the increase in its 1995 revenue growth rate.

  In 1995, the Company began to establish a dealer channel for its CAD integrated products because these products are sold primarily to design engineers rather than engineering analysts. The Company believes that this dealer channel will complement the ASD network by establishing a broader user base for its CAD integrated products, which the Company expects will create new demand for its multiphysics products. As of April 30, 1996 the Company had signed agreements with 27 dealers. All dealers are required to meet the Company's standards for sales and customer support by ensuring they have trained appropriate marketing and technical personnel.

  The Company refocused its marketing activities in 1995 to more effectively support to its sales management and distribution network. The Company has recently deployed advanced marketing technology including database marketing systems, proactive Internet marketing and multimedia sales tools.

  In addition to marketing to manufacturers, the Company has traditionally marketed its products to the engineering departments of universities. There are now approximately 8,100 ANSYS multiphysics licenses at universities worldwide that are used both for teaching and research. In addition, the Company has licensed ANSYS/ED to individual engineering students. As a result, many engineering students are trained on ANSYS prior to entering the work force. The Company believes that this facilitates the sale of ANSYS products to manufacturers.

CUSTOMER SUPPORT AND SERVICES

  The Company's Customer Services Group provides software maintenance, support and custom programming services to customers. The Company recently reorganized this Group in an effort to increase the percentage of customers on maintenance contracts and improve customer problem resolution. The Customer Services Group consists of 23 employees, 13 of whom are high-level technical support engineers, four of whom are software developers focused on program customization services and four of whom are training and education professionals.

  The Company provides two levels of support under its standard maintenance contract. The ASDs provide local phone support, post sales assistance and professional services, such as consulting and training. The Company provides second level technical support, with direct access to development and technical resources. The technical support effort utilizes an advanced global help desk and problem tracking software that provide a centralized database for all customer support issues and product enhancement requests. Customers on the Company's standard maintenance and lease contracts automatically receive new releases of the Company's products.

  The Company and the ASDs provide customization of ANSYS programs on a fee-for-services basis. Examples of such services include the integration of a customer-specific application or technology within an ANSYS program and the integration of a specific CAD system with the ANSYS program.

STRATEGIC ALLIANCES AND MARKETING RELATIONSHIPS

  The Company has established strategic alliances with advanced technology suppliers and marketing relationships with hardware vendors, specialized application developers and CAD providers. The Company believes these relationships allow it to accelerate the incorporation of advanced technology into the ANSYS product family, gain access to important new markets, expand the Company's sales channel, develop specialized product applications and provide direct integration with leading CAD systems.

  In July 1995, the Company entered into a software license agreement with Livermore Software Corporation under which Livermore has agreed to provide LS/DYNA software for explicit dynamics solutions used in applications such as crash test simulation in the automotive and other industries. Under this arrangement, Livermore assists in the integration of the LS/DYNA software with the Company's pre- and postprocessing capabilities and will provide updates and problem resolution in return for a share of revenue from sales of ANSYS/LS-DYNA, which is scheduled for release in the second half of 1996. In December 1995, the Company entered into an arrangement with Spatial Technology, Inc. for the ACIS Geometric Modeler, which will provide a foundation for data file conversion for several CAD products. The Company also has technology transfer agreements with Computational Applications and Systems Integration, Inc. for the PowerSolver, a high speed iterative solver, and with XOX, Inc. for the Shapes Geometric Modeler, which is used to support the Company's parametric solid modeling capability.

  The Company has technical and marketing relationships with leading CAD vendors, such as Parametric Technology, Autodesk, Computervision, Intergraph, EDS/Unigraphics, SolidWorks and Dassault Systeme, to provide direct links between the vendors' CAD packages. These links facilitate the transfer of electronic data models between the CAD system and ANSYS products.

  The Company has established relationships with leading suppliers of computer hardware, including Hewlett-Packard, Silicon Graphics/Cray, Sun Microsystems, Intergraph, Digital, IBM and Intel. The relationships typically provide the Company with joint marketing and advertising, Internet links with the hardware partner's home page and reduced equipment costs.

  The Company's Enhanced Solution Provider Program actively encourages specialized developers of niche software solutions to use ANSYS as a development platform for their applications. For example, Silverado Software and Consulting uses the Company's API to develop Silverado's vertical drop shock application that simulates the dropping of products onto an unyielding surface, such as an electronic appliance onto concrete. Other Enhanced Solution Providers include COMET Acoustics, which uses ANSYS/PrepPost to run its acoustic solver for the automobile industry, and AC Technologies, which provides an interface to ANSYS in connection with its plastic injection mold flow analysis product. In many cases, the sale of the Enhanced Solution Providers' products is accompanied by the sale of an ANSYS product.

PRODUCT DEVELOPMENT

  The Company intends to maintain its technology leadership by making significant investments in research and development and continuing its recent policy of accelerated new product releases. The Company's product development strategy centers on ongoing development and innovation of new technologies to increase productivity and provide solutions that customers can integrate into enterprise-wide engineering systems. The Company's product development efforts focus on extensions of the ANSYS product family with new functional modules, further integration with CAD products and the development of new products based on object-oriented technology. The Company's products run on the most widely used engineering computing platforms and operating systems, including Windows 95, Windows NT and most UNIX workstations, as well as on supercomputers such as the Cray.

  The Company's total research and development expense was $6.0 million, $6.8 million and $8.3 million in 1993, 1994 and 1995, or 18.9%, 20.6% and 21.0% of total revenue, respectively. As of March 31, 1996, the Company's product development staff consisted of 88 employees, most of whom hold advanced degrees and have industry experience in engineering, mathematics, computer science or related disciplines.

  For 1996, the Company plans the following major product development activities:

  . The release of ANSYS 5.3, a new version of the Company's flagship multiphysics product, and all component products, scheduled for the second half of 1996. Major enhancements in this release will include two new solvers, improved meshing facilities, explicit dynamics solution capability and enhanced graphics and animation functions. ANSYS 5.3 is currently in the customer testing phase.

  . ANSYS/ProFEA and ANSYS Connection for Pro/ENGINEER are scheduled for enhancement releases in 1996, approximately 60 days after Parametric Technology releases its new versions of Pro/ENGINEER. These products will enable users to access Pro/ENGINEER geometry directly from ANSYS products.

  . The Company is developing AutoFEA 3D. This product is based on ANSYS
    DesignSpace, a C++ object-oriented product development environment evolved from existing ANSYS technology. The commercial release of AutoFEA 3D is planned for the second half of 1996.

  The Company uses multi-functional teams to develop its products and develops them simultaneously on multiple platforms to reduce subsequent porting costs. In addition to developing source code, these teams create and perform highly automated software verification tests; develop on-line documentation and help for the products; implement development enhancement tools, software configuration management and product licensing processes; and conduct regression tests of ANSYS products for all supported platforms.

PRODUCT QUALITY

  In 1995, the Company achieved ISO 9001 certification for its quality system. This standard applies to all of the Company's commercial software products and covers all product-related activities, from establishing product requirements to customer service practices and procedures.

  In accordance with its ISO 9001 certification, the Company's employees perform all product development and support tasks according to predefined quality plans, procedures and work instructions. These plans define for each project the methods to be used, the responsibilities of project participants and the quality objectives to be met. To ensure that the Company meets or surpasses the IS0 9001 standards, the Company establishes quality plans for all products, subjects product designs to multiple levels of testing and verification, and selects development subcontractors in accordance with processes established under the Company's quality system.

COMPETITION

  The CAD, CAE and CAM market is intensely competitive. In the traditional CAE market, the Company's primary competitors include MacNeal-Schwendler Corporation, Hibbitt, Karlsson and Sorensen, Inc. and MARC Analysis Research Corporation. The Company also faces competition from smaller vendors of specialized analysis applications in fields such as computational fluid dynamics. In addition, certain integrated CAD suppliers such as Parametric Technology and Structural Dynamics Research Corporation provide varying levels of design analysis and optimization and verification capabilities as part of their product offerings.

  The entrance of new competitors would be likely to intensify competition in all or a portion of the overall CAD, CAE and CAM market. Some of the Company's current and possible future competitors have greater financial, technical, marketing and other resources than the Company, and some have well established relationships with current and potential customers of the Company. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share or that competition will increase as a result of software industry consolidation. Increased competition may result in price reductions, reduced profitability and loss of market share, any of which would materially adversely affect the Company's business, financial condition and results of operations.

  The Company believes that the principal competitive factors affecting its market include product features and functionality, such as ease of use; flexibility; quality; ease of integration into CAD systems; file compatibility across computer platforms; range of supported computer platforms; performance; price and cost of ownership; customer service and support; company reputation and financial viability; and effectiveness of sales and marketing efforts. Although the Company believes that it currently competes effectively with respect to such factors, there can be no assurance that the Company will be able to maintain its competitive position against current and potential competitors. There also can be no assurance that CAD software companies will not develop their own analysis software, acquire analysis software from companies other than the Company or otherwise discontinue their relationships with the Company. If any of these events occurred, the Company's business, financial condition and results of operations could be materially adversely affected. See "--Products" and "--Strategic Alliances and Marketing Relationships."

PROPRIETARY RIGHTS AND LICENSES

  The Company regards its software as proprietary and relies on a combination of trade secret, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and technical measures to protect its proprietary rights in its products. The Company distributes its ANSYS software under software license agreements that grant customers nonexclusive licenses to use of the Company's products, which are typically nontransferable. Although the Company distributes its products primarily through the ASDs, licenses of the Company's products are directly between the Company and end users. Use of the licensed software is usually restricted to the customer's internal operations on designated computers at specified sites unless the client obtains a site license for the client's use of the software. Software and hardware security measures are also employed to prevent unauthorized use of the Company's software, and the licensed software is subject to terms and conditions prohibiting unauthorized reproduction of the software. Customers may either purchase a paid-up perpetual license of the technology with the right to purchase annually ongoing maintenance, support and updates, or may lease the product on an annual basis for a fee which includes the license, maintenance, support and upgrades.

  For certain software such as AutoFEA and ANSYS/ED, the Company primarily relies on "shrink- wrapped" licenses that are not signed by licensees and therefore may be unenforceable under the laws of certain jurisdictions.

  The Company also seeks to protect the source code of its software as a trade secret and as unpublished copyrighted work. The Company has obtained a federal trademark protection for ANSYS and a number of other trademarks and logos. The Company has also obtained trademark registrations of ANSYS in a number of foreign countries and is in the process of seeking such registration in other foreign countries.

  Most employees of the Company have signed a Covenant Agreement under which they have agreed not to disclose trade secrets or confidential information or to engage in or become connected with any business which is competitive with the Company anywhere in the world while employed by the Company (and in some cases for specified periods thereafter), and that any products or technology created by them during their term of employment is the property of the Company. In addition, the Company requires all ASDs to enter into agreements not to disclose the Company's trade secrets and other proprietary information.

  Despite these precautions, there can be no assurance that misappropriation of the Company's technology will not occur. Further, there can be no assurance that copyright and trade secret protection will be available for the Company's products in certain countries, or that restrictions on competition will be enforceable.

  The software development industry is characterized by rapid technological change. Therefore, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are more important to establishing and maintaining a technology leadership position than the various legal protections of its technology which may be available.

  The Company is not aware that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim in the future such infringement by the Company or its licensors with respect to current or future products. The Company expects that software product developers will increasingly be subject to such claims as the number of products and competitors in the Company's market segment grows and the functionality of products in different market segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the

Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company.

EMPLOYEES

  As of March 31, 1996, the Company had 200 full time employees. At that date, there were also approximately 30 contract personnel and co-op students providing development services and technical support on an ongoing basis. The Company believes that its relationship with its employees is good.

FACILITIES

  The Company is headquartered in Houston, Pennsylvania, where it leases approximately 66,000 square feet under a lease agreement which terminates in March 1997. See "Certain Transactions." In January 1996, the Company entered into a 10-year lease agreement for a nearby corporate office facility of approximately 107,000 square feet to be constructed by the landlord. The Company anticipates moving into the new facility in February 1997. In addition, the Company leases field offices in Detroit, Michigan and the United Kingdom.

LEGAL PROCEEDINGS

  From time to time the Company is subject to litigation incidental to its business. The Company is currently not party to any material litigation.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company, their positions with the Company and their ages are as follows:

NAME                        AGE POSITION
- ----                        --- --------
Peter J. Smith............. 51  Chairman of the Board, President and
                                Chief Executive Officer
Dr. John A. Swanson........ 56  Chief Technologist and Director
John M. Sherbin II......... 46  Chief Financial Officer, Vice President, Finance
                                and Administration, Secretary and Treasurer
R. Bruce Morgan............ 44  Vice President, Marketing
Leonard Zera............... 44  Vice President, North American Sales
Mark C. Imgrund............ 39  Vice President, Corporate Quality
James C. Tung.............. 62  Vice President, International Sales
Paul A. Chilensky.......... 38  Vice President, Customer Services
Dr. Shah M. Yunus.......... 41  Corporate Fellow
David L. Conover........... 38  Manager of Product Development
Gary B. Eichhorn(1)........ 41  Director
Roger J. Heinen, Jr.(1).... 45  Director
Roger B. Kafker(1)......... 34  Director
Jacqueline C. Morby(2)..... 58  Director
John F. Smith(2)........... 61  Director

- --------
(1) Member of the Audit and Ethics Committee.

(2) Member of the Compensation and Option Committee.

  Mr. Peter Smith has been the President and Chief Executive Officer of the Company since March 1994 and Chairman of the Board of Directors since July 1995. Prior to joining the Company, Mr. Smith was Vice President of European Operations for Digital Equipment Corporation ("Digital"), a computer company, from November 1991 to March 1994. Previously, he managed Digital's worldwide applications development and marketing activities, including its engineering systems group which focused on CAD and CAM graphics and general engineering market business. Mr. Smith holds a B.S. degree in electrical engineering from Northeastern University and an M.B.A. from the University of Notre Dame.

  Dr. Swanson founded Swanson Analysis Systems, Inc., the Company's predecessor, in 1970, and served as its President and Chief Executive Officer until March 1994, when he became Chief Technologist and a director of the Company following the 1994 Acquisition. Dr. Swanson holds B.S. and M.S. degrees in mechanical engineering from Cornell University and a Ph.D. in applied mechanics from the University of Pittsburgh. Dr. Swanson is a Fellow of the American Society of Mechanical Engineers and a member of the Institute of American Entrepreneurs.

  Mr. Sherbin has been the Company's Chief Financial Officer, Vice President, Finance and Administration, Secretary and Treasurer since May 1994. Prior to joining the Company, Mr. Sherbin was Chief Financial Officer and Treasurer of II-VI, Incorporated, an infrared materials and electro-components manufacturer, from February 1986 to May 1994. Mr. Sherbin holds a B.S. degree in management and accounting from Pennsylvania State University and an M.B.A. from the University of Pittsburgh.

  Mr. Morgan has been the Company's Vice President, Marketing since June 1995. Prior to joining the Company, Mr. Morgan was Vice President, Sales and Marketing at Spatial Technology, Inc., a supplier of engineering systems software, from February 1991 to June 1995. Mr. Morgan holds a B.A. degree in economics from Carleton University.

  Mr. Zera has been the Company's Vice President, North American Sales since May 1994. Prior to joining the Company, Mr. Zera held sales, sales management and marketing positions at Digital from January 1978 to April 1994. Mr. Zera holds a B.A. degree in marketing from Michigan State University and an M.B.A. from Wayne State University.

  Mr. Imgrund has been the Company's Vice President, Corporate Quality since September 1994 and was the Company's Quality Assurance Manager from March 1987 to September 1994. Mr. Imgrund holds a B.S. degree in civil engineering from Cornell University and an M.S. degree in mechanical engineering from the University of Pittsburgh.

  Mr. Tung has been the Company's Vice President, International Sales since March 1995. Prior to joining the Company, Mr. Tung was Vice President of International Operations and International Sales and Marketing for PDA Engineering, Inc., a software company, from January 1994 to February 1995. From December 1992 to December 1993, he was President of Pacific Ventures, a computer application software consulting company, and from 1989 to December 1992 he was the Vice President--Asia/Pacific Operations of Infotron Systems Corporation, a communications hardware company. Mr. Tung holds a B.S. degree in physics from Columbia University and an M.B.A. from the University of Santa Clara.

  Mr. Chilensky was the Company's Manager of Customer Services from January 1995 to March 1996, when he became Vice President, Customer Services. Prior to joining the Company, Mr. Chilensky was regional manager of professional services for Legent Corporation, a software company, from May 1991 to December 1994.

  Dr. Yunus has been a Corporate Fellow of the Company with responsibility for product architecture since September 1994, and was a research engineer and senior project leader for the Company since March 1984. Dr. Yunus holds a B.S. degree in civil engineering and an M.S. degree in structural engineering from the Bangladesh University of Engineering and Technology and a Ph.D. in computational mechanics from Rensselaer Polytechnic Institute.

  Mr. Conover joined the Company in 1980 and has served as its Manager of Product Development since August 1994. Mr. Conover holds B.S. and M.S. degrees in civil engineering from Carnegie Mellon University.

  Mr. Eichhorn has served as a director of the Company since September 1994. Mr. Eichhorn has been the President and Chief Executive Officer and a director of Open Market, Inc., an Internet software company, since December 1995. From September 1991 to November 1995, Mr. Eichhorn worked at Hewlett-Packard Company, a computer company, most recently serving as Vice President and General Manager of Hewlett Packard's Medical Systems Group. From 1975 to 1991, Mr. Eichhorn held various sales and management positions at Digital.

  Mr. Heinen has served as a director of the Company since April 1996. Mr. Heinen was a Senior Vice President of Microsoft Corporation, a software company, from January 1993 through March 1996. Prior to that time, he was a Senior Vice President of Apple Computer, Inc., a computer company, from January 1989 to January 1993.

  Mr. Kafker has served as a director of the Company since February 1994. He has been associated with TA Associates, Inc. or its predecessor since 1989 and became a Principal of that firm in 1994 and a Managing Director in 1995.

  Ms. Morby has served as a director of the Company since February 1994. She has been Managing Director or a partner of TA Associates, Inc. or its predecessor since 1982. Ms. Morby is also a director of Axent Technologies, Inc., a computer software company, and Pacific Mutual Life Insurance Co., a life insurance company.

  Mr. John Smith has served as a director of the Company since December 1995. Mr. Smith served as Chief Operating Officer and Senior Vice President of Digital from 1986 through 1993, when he retired. Mr. Smith also serves on the Board of Directors of Sequoia Systems, Inc., a software company, Instron Inc., a material testing company, Perseptive Biosystems, Inc., a life sciences company, and Hadco Inc., an interconnect technology company.

BOARD OF DIRECTORS

  The number of directors of the Company is currently fixed at seven. Following this offering, the Company's Board of Directors will be divided into three classes, with the members of each class of directors serving for staggered three-year terms. The Board will consist of two Class I Directors (Mr. Peter Smith and Dr. Swanson), three Class II Directors (Messrs. Heinen and Kafker and Ms. Morby) and two Class III Directors (Messrs. Eichhorn and John Smith), whose initial terms will expire at the 1997, 1998 and 1999 annual meetings of stockholders, respectively.

  Dr. Swanson was elected to the Board of Directors in accordance with the terms of an Investment and Stockholders' Agreement entered into in connection with the 1994 Acquisition (the "Stockholders' Agreement"). See "Certain Transactions."

  The Board of Directors has established an Audit and Ethics Committee (the "Audit Committee") and a Compensation and Option Committee (the "Compensation Committee"). The Audit Committee recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's annual operating results, considers the adequacy of the internal accounting procedures, considers the effect of such procedures on the accountants' independence and establishes policies for business values, ethics and employee relations. The Compensation Committee reviews and recommends the compensation arrangements for officers and other senior level employees, reviews general compensation levels for other employees as a group, determines the options or stock to be granted to eligible persons under the 1996 Stock Plan and takes such other action as may be required in connection with the Company's compensation and incentive plans.

  Nonemployee directors other than Ms. Morby and Mr. Kafker (the "Independent Directors") receive fees of $1,000 and $500, respectively, for each meeting of the Board of Directors or Board committee they attend, and each director is reimbursed for travel and other expenses incurred in attending meetings. Also, under the 1996 Stock Plan, each Independent Director is entitled to receive an annual grant of options to purchase Common Stock as described under "-- Employee Stock and Other Benefit Plans--1996 Stock Option and Grant Plan-- Independent Director Options."

EXECUTIVE COMPENSATION

  Summary Compensation. The following table sets forth information concerning compensation for services rendered in all capacities awarded to, earned by or paid to the Chief Executive Officer and the four other most highly compensated executive officers of the Company during 1995 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                            LONG-TERM
                                ANNUAL COMPENSATION        COMPENSATION
                                ----------------------     ------------
                                                            SECURITIES
                                                            UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION(1)  SALARY($)   BONUS($)       OPTIONS (#)  COMPENSATION($)(2)
- ------------------------------  ----------  ----------     ------------ ------------------
Peter J. Smith..........            245,792    224,139          --            42,940(3)
 Chief Executive Officer
Dr. John A. Swanson.....            239,000     76,825          --            32,460(3)
 Chief Technologist
John M. Sherbin II .....             97,084     38,368        6,000           30,000
 Chief Financial Officer
Leonard Zera............            100,000    104,758(4)       --            36,000(3)
 Vice President, North
 American Sales
Mark C. Imgrund.........            112,500     20,000        4,000           30,000
 Vice President,
 Corporate Quality

- --------
(1) Two executive officers, Messrs. Morgan and Tung, joined the Company on June 30, 1995 and March 9, 1995, respectively, and would have appeared in the table above had they been employed by the Company for a full fiscal year.

(2) Includes $30,000 contributed by the Company to its Pension and Profit-Sharing Plans on behalf of each of the Named Executive Officers. See "-- Employee Stock and Other Benefit Plans--Pension and Profit-Sharing Plans."

(3) Includes premiums on life insurance of $5,740 paid by the Company on behalf of Mr. Smith, a car allowance for Mr. Smith and Mr. Zera paid at the rates of $600 and $500 per month, respectively, and $205 per month paid toward the maintenance of a Company car provided to Dr. Swanson.

(4) Represents bonus paid in 1996 on account of the Company's 1995 sales performance.

  Option Grants. The following table sets forth information concerning the individual grant of options to purchase Common Stock to the Named Executive Officers during 1995. No stock appreciation rights ("SARs") have been granted.

                           OPTION GRANTS DURING 1995

                                                                       POTENTIAL REALIZABLE
                                      INDIVIDUAL GRANTS               VALUE AT ASSUMED ANNUAL
                         --------------------------------------------  RATES OF STOCK PRICE
                                                                      APPRECIATION FOR OPTION
                         OPTIONS   % OF TOTAL    EXERCISE                    TERM (2)
                         GRANTED OPTIONS GRANTED   PRICE   EXPIRATION ------------------------
NAME                     (#)(1)   TO EMPLOYEES   PER SHARE    DATE          5%          10%
- ----                     ------- --------------- --------- ---------- ----------- ------------
Peter J. Smith..........    --         --           --         --            --          --
Dr. John A. Swanson.....    --         --           --         --            --          --
John M. Sherbin II......  6,000        1.9%        $.40    7/15/2005       $1,509      $3,825
Leonard Zera............    --         --           --         --            --          --
Mark C. Imgrund.........  4,000        1.3%        $.40    7/15/2005       $1,006      $2,550

- --------
(1) The options set forth above become exercisable in four equal annual installments, commencing on the first anniversary of the grant date. All options are subject to the employee's continued employment and terminate ten years after the grant date, subject to earlier termination in accordance with the Company's 1994 Stock Option and Grant Plan (the "1994 Stock Plan") and the applicable option agreement. All options were granted at fair market value as determined by the Option Committee of the Board of Directors of the Company on the date of the grant. See "--Employee Stock and other Benefit Plans--1994 Stock Option and Grant Plan."

(2) This column shows the hypothetical gains or "option spreads" of the options granted based on both the fair market value of the Common Stock for financial reporting purposes and assumed annual compound stock appreciation rates of 5% and 10% over the terms of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares, or reflect nontransferability, vesting or termination provisions. The actual gains, if any, on the exercises of stock options will depend on the future performance of the Common Stock.

  Option Exercises and Holdings. The following table sets forth information concerning the number and value of unexercised options to purchase Common Stock held by the Named Executive Officers at the end of 1995. None of the Named Executive Officers exercised any stock options during 1995.

                            YEAR-END OPTION VALUES

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED    IN-THE-MONEY OPTIONS AT
                                OPTIONS AT YEAR END           YEAR END(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
- ----                         ----------- ------------- ----------- -------------
Peter J. Smith..............     --             --         --           --
Dr. John A. Swanson.........     --         960,000(2)     --       $11,424,000
John M. Sherbin II..........     --           6,000        --       $    54,000
Leonard Zera................     --             --         --           --
Mark C. Imgrund.............     --           4,000        --       $    36,000

- --------
(1) There was no public trading market for the Common Stock as of December 31, 1995. Accordingly, these values have been calculated on the basis of an assumed initial public offering price of $13.00 per share, less the applicable exercise price.

(2) These options became exercisable on March 14, 1996 and Dr. Swanson exercised all of them on that date. The shares that Dr. Swanson received upon such exercise are restricted shares subject to repurchase by the Company in certain circumstances. See "--Employment Agreements."

EMPLOYEE BONUS PLAN

  The Company has adopted an employee bonus plan for 1996 on terms similar to those in effect for previous years. The plan is administered by the Compensation Committee, which determines the amount and timing of payments as recommended by the Company's Chief Executive Officer in all cases other than with respect to the Chief Executive Officer. Awards under the plan are determined on the basis of the Company's performance in relation to certain pre-determined financial and operating goals. All awards are paid in full, in cash, following the period of performance.

EMPLOYEE STOCK AND OTHER BENEFIT PLANS

  1994 Stock Option and Grant Plan. In February 1994, the Company's Board of Directors adopted and the stockholders subsequently approved the 1994 Stock Plan under which 868,110 shares of Common Stock have been reserved for issuance upon exercise of currently outstanding options. The Company does not intend to make grants under the 1994 Stock Plan after the effective date of this offering. The 1994 Stock Plan permits (i) the grant of options to purchase shares of Common Stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") ("Incentive Options"), (ii) the grant of options that do not so qualify ("Non-Qualified Options"), and (iii) the issuance or sale of Common Stock with or without restrictions ("Restricted Stock"). As of April 30, 1996, under the 1994 Stock Plan 1,342,760 shares of Restricted Stock had been issued and remained outstanding and subject to repurchase by the Company at the original purchase price, 960,000 shares of Common Stock had been issued pursuant to the exercise of Incentive Options, and 800,610 Incentive Options and 67,500 Non-Qualified Options were outstanding. The weighted average exercise price of the outstanding options is approximately $4.36 per share, and options generally vest in equal installments over a four-year period.

  The Compensation Committee may, in its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the 1994 Stock Plan may be exercised or vest. In the event of a merger, liquidation or sale of substantially all of the assets of the Company, the Board of Directors has the discretion to accelerate the vesting of options granted under the 1994 Stock Plan, except that 40,000 Non-Qualified Options held by Independent Directors vest automatically in such circumstances. In addition, the 1994

Stock Plan and the grants issued thereunder terminate upon the effectiveness of any such transaction or event, unless provision is made in connection with such transaction for the assumption of grants theretofore made.

  1996 Stock Option and Grant Plan. The 1996 Stock Plan, adopted by the Board of Directors on April 19, 1996 and subsequently approved by the Company's stockholders, will become effective upon completion of this offering. The 1996 Stock Plan permits (i) the grant of Incentive Options, (ii) the grant of Non-Qualified Options, (iii) the issuance or sale of Common Stock with or without vesting or other restrictions ("Stock Grants") (iv) the grant of Common Stock upon the attainment of specified performance goals ("Performance Share Awards"), and (v) the grant of the right to receive cash dividends with the holders of the Common Stock as if the recipient held a specified number of shares of the Common Stock ("Dividend Equivalent Rights"). These grants may be made to officers and other employees, consultants and key persons of the Company and its subsidiaries. In addition, Independent Directors will automatically be eligible for certain grants under the 1996 Stock Plan, as described below. The 1996 Stock Plan provides for the issuance of 2,250,000 shares of Common Stock, of which no more than 300,000 shares may be issued to Independent Directors. On and after the date the 1996 Stock Plan becomes subject to Section 162(m) of the Code, options with respect to no more than 300,000 shares of Common Stock may be granted to any one individual in any calendar year. No options or other grants have been granted under the 1996 Stock Plan.

  The 1996 Stock Plan is administered by the Compensation Committee. Subject to the provisions of the 1996 Stock Plan, the Compensation Committee has full power to determine from among the persons eligible for grants under the 1996 Stock Plan (i) the individuals to whom grants will be granted, (ii) the combination of grants to participants and (iii) the specific terms of each grant. Incentive Options may be granted only to officers or other employees of the Company or its subsidiaries including members of the Board of Directors who are also employees of the Company or its subsidiaries.

  The option exercise price of each option granted under the 1996 Stock Plan is determined by the Compensation Committee but, in the case of Incentive Options may not be less than 100% of the fair market value of the underlying shares on the date of grant and may not be exercisable more than ten years from the date the option is granted. If any employee of the Company or any subsidiary owns or is deemed to own at the date of grant shares of stock representing in excess of 10% of the combined voting power of all classes of stock of the Company or any subsidiary, the exercise price for options granted to such employee may not be less than 110% of the fair market value of the underlying shares on that date and the option may not be exercisable more than five years from the date the option is granted. No option may be exercised subsequent to the termination of the optionee's employment or other business relationship with the Company unless otherwise determined by the Compensation Committee or provided in the option agreement. At the discretion of the Compensation Committee, any option may include a "reload" feature, pursuant to which an optionee exercising an option receives in addition to the number of shares of Common Stock due on the exercise of such an option an additional option with an exercise price equal to the fair market value of the Common Stock on the date such additional option is granted. Upon the exercise of options, the option exercise price must be paid in full either in cash or, in the sole discretion of the Compensation Committee, by delivery of shares of Common Stock already owned by the optionee.

  The 1996 Stock Plan also permits Stock Grants, Performance Share Awards and grants of Dividend Equivalent Rights. Stock Grants and Performance Share Awards may be made to persons eligible under the 1996 Stock Plan, subject to such conditions and restrictions as the Compensation Committee may determine. Prior to the vesting of shares, recipients of Stock Grants generally will have all the rights of a stockholder with respect to the shares, including voting and dividend rights, subject only to the conditions and restrictions set forth in the 1996 Stock Plan or in any agreement. In the case of Performance Share Awards, the issuance of shares of Common Stock will occur only after the recipient has satisfied the conditions and restrictions set forth in the 1996 Stock Plan or in any agreement. The Compensation Committee may also make Stock Grants to persons eligible under the 1996 Stock Plan in recognition of past services or other valid consideration, or in lieu of cash compensation. In addition, the Compensation Committee may grant Dividend Equivalent Rights in conjunction with any other grant made pursuant to the 1996 Stock Plan or as a free standing grant. Dividend Equivalent

Rights may be paid currently or deemed to be reinvested in additional shares of Common Stock, which may thereafter accrue further dividends.

  The Compensation Committee may, in its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the 1996 Stock Plan may be exercised or vest. In the event of a merger, liquidation or sale of substantially all of the assets of the Company, the Board of Directors has the discretion to accelerate the vesting of options granted under the 1996 Stock Plan, except that options granted to Independent Directors as described below automatically accelerate in such circumstances. The 1996 Stock Plan and the grants issued thereunder terminate upon the effectiveness of any such transaction or event, unless provision is made in connection with such transaction for the assumption of grants theretofore made.

  Independent Director Options. The 1996 Stock Plan provides for the automatic grant of Non-Qualified Options to Independent Directors. Under such provisions, options to purchase that number of shares of Common Stock determined by dividing $200,000 by the Option Exercise Price (as defined below) will be granted to each individual who first becomes a member of the Board of Directors after the closing date of this offering and who is not then an employee of the Company or any subsidiary of the Company. In addition, on the date five business days following each annual meeting of stockholders of the Company commencing with the meeting to be held in 1997, each Independent Director who is then serving will be granted an option to purchase that number of shares of Common Stock determined by dividing $75,000 by the Option Exercise Price. The Option Exercise Price of options granted to Independent Directors under the 1996 Stock Plan will equal the lesser of (i) the last reported sale price per share of Common Stock on the date of grant (or if no such price is reported on such date, such price on the nearest preceding date on which such a price is reported) or (ii) the average of the last reported sales price per share of Common Stock as published in The Wall Street Journal for a period of ten consecutive days prior to such date. Options granted to Independent Directors under the foregoing provisions will vest in annual installments over four years commencing with the date of grant and will expire ten years after grant, subject to earlier termination if the optionee ceases to serve as a director. The exercisability of these options will be accelerated upon the occurrence of a merger, liquidation or sale of substantially all of the assets of the Company.

  1996 Employee Stock Purchase Plan. The Company's 1996 Employee Stock Purchase Plan was adopted by the Board of Directors on April 19, 1996 and was subsequently approved by the Company's stockholders. Up to 210,000 shares of Common Stock may be issued under the Purchase Plan. The Purchase Plan is administered by the Compensation Committee.

  The first offering under the Purchase Plan will begin on August 1, 1996 and end on January 31, 1997. Subsequent offerings will commence on each February 1 and August 1 thereafter and will have a duration of six months. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering period are eligible to participate in the Purchase Plan. An employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of stock of the Company may not participate in the Purchase Plan.

  During each offering, an employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 960 shares (as adjusted by the Compensation Committee from time to time). Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase Common Stock on the last business day of the period at a price equal to 85% of the fair market value of the Common Stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of Common Stock in any calendar year. No Common Stock has been issued to date under the Purchase Plan.

  Key Executive Life Insurance. The Company currently maintains, and is the sole beneficiary of, life insurance policies on each of Dr. Swanson and Mr. Peter Smith in the face amounts of $5.0 million and $2.0 million, respectively.

  Pension and Profit-Sharing Plans. The Company maintains both a money purchase pension plan and a profit-sharing plan for all qualifying full-time employees. The plans are noncontributory. The pension plan requires the Company to contribute 20% of each participant's compensation annually. The profit-sharing contribution is determined annually by the Board of Directors, subject to a maximum limitation of 5% of eligible compensation. The Company's pension and profit sharing expenses in 1995 were $1.5 million and $345,700, respectively.

EMPLOYMENT AGREEMENTS

  The Company entered into an Employment Agreement with Dr. Swanson in connection with the 1994 Acquisition under which Dr. Swanson serves as Chief Technologist of the Company. The Agreement has a five-year term ending in March 1999. The Agreement provides for (i) an annual salary of $228,000, subject to specified cost of living increases, (ii) continuation of base salary payments until the later of March 14, 1999 or six months following termination of Dr. Swanson's employment in the event such employment is terminated by the Company without cause (as defined) or by Dr. Swanson in the event of a material default by the Company, and (iii) a restriction on competitive activities for three years following any termination of Dr. Swanson's employment with the Company. In connection with his employment by the Company, Dr. Swanson was granted Incentive Options to purchase 960,000 shares of Common Stock at an exercise price of $.11 a share, or 110% of the fair market value of the Common Stock at the time of grant. Dr. Swanson exercised these options on March 14, 1996, and the shares acquired upon exercise are subject to repurchase by the Company at the exercise price until they vest in March 1998 and 1999. See "Principal and Selling Stockholders."

  The Company has also entered into an Employment Agreement with Mr. Peter Smith, its Chief Executive Officer. Mr. Smith's Employment Agreement (i) provides that he shall serve as Chief Executive Officer, (ii) provides for an annual base salary of at least $235,000 and participation in the Company's executive bonus program, (iii) is for an indefinite term unless terminated by either party, (iv) provides for severance at the annual rate of $300,000 in the event Mr. Smith's employment is terminated by the Company without cause or in the event of a constructive termination (as defined) until the later of one year after termination or Mr. Smith's acceptance of other employment and (v) restricts competitive activities by Mr. Smith for one year following termination of his employment other than for cause or in the event of a constructive termination. The Company provided Mr. Smith with $309,058 at the time of his employment to purchase an annuity that will result in payments to Mr. Smith beginning at age 62 as well as a $2.0 million term life insurance policy.

  In connection with his employment by the Company, Mr. Smith purchased 626,000 shares of restricted Common Stock in July 1994 for a cash purchase price of $250,000 (approximately $.40 per share). Mr. Smith funded the purchase price for the shares with a loan from the Company evidenced by a promissory note which bears interest at the annual rate of 8.23%, matures on July 12, 2006, is secured by a pledge of the shares purchased with the proceeds of the loan and permits recourse against Mr. Smith's other assets only to the extent of one-fourth of the principal amount of the note. The Company also agreed to pay Mr. Smith annual bonuses in the amount of the required interest payments. The shares purchased by Mr. Smith are subject to repurchase by the Company at the purchase price, with such restrictions lapsing on a monthly basis over a five-year period. As of April 30, 1996, 386,200 of such shares are no longer subject to this restriction.

  In February 1996 Mr. Smith was granted the right to purchase an additional 135,860 shares of restricted Common Stock and was granted Incentive Options to purchase 135,860 shares of Common Stock. The purchase price for the restricted stock was $326,064 ($2.40 per share) and was paid in cash by Mr. Smith. The shares are subject to repurchase by the Company at the purchase price, with such restrictions lapsing on February 28, 2001, subject to earlier lapsing in the event of a sale of the Company or the attainment of specified valuations for the Company's Common Stock. Mr. Smith's Incentive Options have a $2.40 per share exercise price and are subject to vesting provisions that are the same as those applicable to the concurrently granted restricted stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Since February 1994, all executive officer compensation decisions have been made by the Compensation Committee. The Compensation Committee reviews and makes recommendations to the Board of Directors regarding the compensation for top management and key employees of the Company, including salaries and bonuses. The current members of the Compensation Committee are Ms. Morby and Mr. John Smith, neither of whom is an executive of the Company.

                             CERTAIN TRANSACTIONS

  On March 14, 1994, the Company acquired the assets of Swanson Analysis for a cash purchase price of approximately $48.0 million. In connection with the 1994 Acquisition, the following transactions occurred:

    (i) the Company incurred $28.0 million of indebtedness under the 1994 Loan, approximately $19.8 million of which remained outstanding at March 31, 1996;

   (ii) the Company assumed certain liabilities of Swanson Analysis totalling approximately $4.9 million;

  (iii) the TA Investors invested $12.6 million to acquire (i) Subordinated Notes in the aggregate principal amount of $9.2 million, (ii) shares of Redeemable Preferred Stock having an aggregate liquidation preference of $2.8 million plus accumulated dividends and (iii) 6,943,481 shares of Common Stock at an aggregate purchase price of $630,000 (approximately $.09 per share);

   (iv) the Chestnut Investors invested $930,000 to acquire (i) Subordinated Notes in the aggregate principal amount of $680,000, (ii) shares of Redeemable Preferred Stock having an aggregate liquidation preference of $210,000 plus accumulated dividends and (iii) 509,319 shares of Common Stock at an aggregate purchase price of $46,500 (approximately $.09 per share);

    (v) Dr. Swanson, the founder of Swanson Analysis, invested $5.4 million to acquire (i) a Subordinated Note in the principal amount of $4.3 million, (ii) shares of Redeemable Preferred Stock having an aggregate liquidation preference of $800,000 plus accumulated dividends and (iii) 1,999,200 shares of Common Stock at an aggregate purchase price of $280,000 (approximately $.14 per share); and

   (vi) Dr. Swanson and the Company entered the employment and stock option arrangements described under "Management--Employment Agreements."

  Subsequently, in July 1994, Samuel P. Geisberg, Louis J. Volpe and Steven C. Walske, current or former affiliates of Parametric Technology, each invested $200,000 in the Company to acquire (i) a Subordinated Note in the aggregate principal amount of $150,000, (ii) shares of Redeemable Preferred Stock having an aggregate liquidation preference of $40,000 plus accumulated dividends and
(iii) 10,000 shares of Common Stock at an aggregate purchase price of $10,000 ($.10 per share).

  The Subordinated Notes and Redeemable Preferred Stock described above will be repaid or redeemed upon completion of this offering. See "Use of Proceeds."

  Pursuant to the Stockholders' Agreement among the Company and the TA Investors, the Chestnut Investors, Dr. Swanson and Marcia S. Morton (the former Secretary and Treasurer of Swanson Analysis) entered into in connection with the 1994 Acquisition, to which Messrs. Geisberg, Volpe and Walske became parties at the time of their investment in the Company (collectively the "Investors"), (i) each Investor received "piggy back" registration rights, and the TA Investors, the Chestnut Investors and Dr. Swanson received demand registration rights, (ii) each Investor granted to and received from the other Investors rights (the "Co-sale Rights") to participate on a pro rata basis in certain resales of Common Stock and agreed to restrictions on transfers of shares, (iii) each Investor was granted preemptive rights with respect to future issuances of securities by the Company, (iv) each Investor agreed to elect Dr. Swanson to the Board of Directors, (v) Dr. Swanson granted the Company rights of repurchase with respect to the shares of Common Stock he acquired in connection with the 1994 Acquisition in the event his employment is terminated for "cause," as defined in the Stockholders' Agreement, and (vi) the Company agreed to pay the fees and expenses of the TA Investors and the Chestnut Investors incurred in connection with their investment in the Company. Mr. Kafker and Ms. Morby, directors of the Company, are Managing Directors of TA Associates, Inc.

  Effective upon and subject to the closing of this offering, the preemptive rights and provisions relating to Dr. Swanson's election to the Board will expire in accordance with their original terms. The Company and the Investors have agreed that the Co-sale Rights and restrictions on transfers of shares under the Stockholders' Agreement will also terminate at that time.

  Mr. Peter Smith, the Company's Chief Executive Officer, acquired Common Stock with proceeds from a loan from the Company in connection with his initial employment by the Company and has received subsequent grants of restricted stock and Incentive Options as described under "Management-- Employment Agreements." Mr. Smith is entitled to "piggyback" registration rights under the Stockholders' Agreement on the same terms as the other Investors.

  The Company leases a 66,000 square foot facility from a joint venture in which Dr. Swanson holds an interest of approximately 50%. The Company leases these facilities under a lease agreement terminating in March 1997 and will move to a new corporate headquarters in February 1997. See "Business-- Facilities." The Company incurred $838,700, $837,300 and $805,900 in rental expense in 1995, 1994 and 1993, respectively.

  The Company has adopted a policy providing that all material transactions between the Company and its officers, directors and other affiliates must be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors and be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information as to the beneficial ownership of the Company's Common Stock as of April 30, 1996 and as adjusted to reflect the sale of the shares of Common Stock offered hereby by (i) each person known by the Company to own beneficially five percent or more of the outstanding shares of Common Stock, (ii) each director and the Named Executive Officers of the Company, (iii) all directors and the Named Executive Officers of the Company as a group, (iv) the Selling Stockholder and (v) certain other stockholders.

                               SHARES BENEFICIALLY          NUMBER OF      SHARES BENEFICIALLY
                             OWNED PRIOR TO OFFERING      SHARES OFFERED OWNED AFTER OFFERING(3)
                             ---------------------------- -------------- ----------------------------
NAME OF BENEFICIAL OWNER(1)     NUMBER       PERCENT(2)                     NUMBER       PERCENT(2)
- ---------------------------  -------------- -------------                -------------- -------------
TA Associates
Group(3)(4).............          6,943,481         54.9%        --           6,943,481         43.0%
Dr. John A.
Swanson(3)(5)...........          2,884,200         22.8         --           2,884,200         17.9
Peter J. Smith(6).......            661,860          5.2         --             661,860          4.1
Marcia S. Morton........            548,000          4.3      50,000            498,000          3.1
Chestnut Group(3)(7)....            509,319          4.0         --             509,319          3.2
Samuel P. Geisberg......            100,000            *         --             100,000           *
Louis J. Volpe..........            100,000            *         --             100,000           *
Steven C. Walske........            100,000            *         --             100,000           *
Leonard Zera(8).........            100,000            *         --             100,000           *
John M. Sherbin II(9)...             60,000            *         --              60,000           *
Mark C. Imgrund(10).....             15,000            *         --              15,000           *
Gary B. Eichhorn(11)....             30,000            *         --              30,000           *
Roger J. Heinen,
Jr.(12).................                --             *         --                 --            *
Roger B. Kafker(13).....             13,482            *         --              13,482           *
Jacqueline C. Morby(14).              5,759            *         --               5,759           *
John F. Smith(15).......             20,000            *         --              20,000           *
All Named Executive
 Officers and directors
 as a group (10
 persons)...............          3,790,301         30.0         --           3,790,301         23.5

- --------
*  Less than 1%.

(1) The address of each of the stockholders in the TA Associates Group is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, MA 02110-2720. The address of each of the stockholders in the Chestnut Group is c/o MVP Ventures, 45 Milk Street, Boston, MA 02109. The address of Mr. Kafker and Ms. Morby is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, MA 02110-2720. The address of Messrs. Geisberg, Volpe and Walske is c/o Parametric Technology Corporation, 128 Technology Drive, Waltham, MA 02154. The address of all other listed stockholders is c/o ANSYS, Inc., 201 Johnson Road, Houston, PA 15342-1300.

(2) All percentages have been determined as of April 30, 1996 in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days after the date of this Prospectus. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons has or have the right to acquire within 60 days after the date of this Prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of April 30, 1996, a total of 12,652,760 shares of Common Stock were issued and outstanding and no options to acquire Common Stock were exercisable within 60 days; upon completion of this offering and on July 15, 1996, options to acquire 27,500 and 67,500 shares of Common Stock will become exercisable, respectively.

(3) The stockholders comprising the TA Associates Group, the stockholders comprising the Chestnut Group, Mr. Peter Smith and Dr. Swanson have granted the underwriters a thirty-day option to purchase up to 532,500 additional shares of Common Stock solely to cover over allotments, if any. If the underwriters exercise this option in full, stockholders in the TA Associates Group will sell 336,162 shares, stockholders within the Chestnut Group will sell 24,655 shares, Mr. Peter Smith will sell 32,046 shares and Dr. Swanson will sell 139,637 shares, resulting in a reduction in the percentage of the shares beneficially owned by them after the offering to 40.9%, 3%, 3.9% and 17%, respectively.

(4) Includes (i) 4,968,533 shares of Common Stock owned by Advent VII L.P.,
    (ii) 1,009,726 shares of Common Stock owned by Advent Atlantic and Pacific II Limited Partnership, (iii) 364,029 shares of Common Stock owned by Advent Industrial II Limited Partnership, (iv) 496,854 shares of Common Stock owned by Advent New York L.P. and (v) 104,339 shares of Common Stock owned by TA Venture Investors, L.P. Advent VII L.P., Advent Atlantic and Pacific II Limited Partnership, Advent Industrial II Limited Partnership, Advent New York L.P. and TA Venture Investors, L.P. are part of an affiliated group of investment partnerships referred to, collectively, as the TA Associates Group. The general partner of Advent VII, L.P. is TA Associates VII, L.P. The general partner of each of Advent New York L.P. and Advent Industrial II Limited Partnership is TA Associates VI, L.P. The general partner of Advent Atlantic and Pacific II Limited Partnership is TA Associates AAP II Partners, L.P. The general partner of each of TA Associates VII, L.P., TA Associates VI, L.P. and TA Associates AAP II Partners, L.P. is TA Associates, Inc. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares held of record by the named investment partnerships, with the exception of those shares held by TA Venture Investors, L.P.; individually no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power. Principals and employees of TA Associates, Inc. (including Ms. Morby and Mr. Kafker, directors of the Company) comprise the general partners of TA Venture Investors, L.P. In such capacity, Ms. Morby and Mr. Kafker may be deemed to share voting and investment power with respect to the 104,339 shares held of record by TA Venture Investors, L.P. Ms. Morby and Mr. Kafker disclaim beneficial ownership of such shares, except in the case of Mr. Kafker to the extent of the 13,482 shares as to which he holds a pecuniary interest.

(5) Includes 591,840 and 223,680 shares which become vested on March 14, 1997 and 1998, respectively, under terms giving the Company the right to purchase unvested shares at a price of approximately $.14 per share upon any termination of Dr. Swanson's employment for cause prior to the relevant vesting date, and 368,160 and 591,840 shares which vest on March 14, 1998 and 1999, respectively, under terms giving the Company the right to purchase unvested shares at a price of $.11 per share upon any voluntary termination or termination for cause of Dr. Swanson's employment prior to the relevant vesting date. Also includes 25,000 shares held by Janet L. Swanson, Dr. Swanson's wife, as to which shares Dr. Swanson disclaims beneficial ownership. Excludes 25,000 shares held by each of Daniel S. Swanson, Andrew C. Swanson and Eric H. Swanson, Dr. Swanson's adult children, as to which shares Dr. Swanson disclaims beneficial ownership. Excludes unvested options to purchase 10,000 shares.

(6) Includes 239,800 shares of restricted stock which will become vested in equal monthly installments through March 1998 under terms giving the Company the right to purchase and Mr. Smith the right to sell to the Company unvested shares at a price of $.40 per share upon any termination of Mr. Smith's employment prior to the relevant vesting date and 135,860 shares of restricted stock which will become vested on February 28, 2001, subject to acceleration in certain circumstances as described under "Management--Employment Agreements," under terms giving the Company the right to purchase and Mr. Smith the right to sell to the Company unvested shares at a price of $2.40 per share upon any termination of Mr. Smith's employment prior to the relevant vesting date. Excludes unvested options to purchase 135,860 shares as described under "Management--Employment Agreements" and 100,000 shares beneficially owned by a trust for the benefit of Mr. Smith's adult children, as to which latter shares Mr. Smith disclaims beneficial ownership.

(7) Includes 381,909 shares held by Chestnut III Limited Partnership and 127,410 shares held by Chestnut Capital International III L.P. Messrs. Jonathan J. Fleming, Michael F. Schiavo, Peter A. Schober and John G. Turner are the general partners of Chestnut III Management Limited Partnership ("CMLP") and MVP Capital Limited Partnership ("MVP"). CMLP has voting and investment power to act for Chestnut III Limited Partnership. MVP has voting and investment power to act for Chestnut Capital International III L.P.

(8) Includes 80,000 shares of restricted stock held by Mr. Zera which will become vested in equal annual installments of 20,000 shares on each of November 15, 1996, 1997, 1998 and 1999 and are subject to repurchase at a price of $.40 per share upon any termination of Mr. Zera's employment prior to the relevant vesting date. Excludes unvested options to purchase 10,000 shares.

(9) Includes 48,000 shares of restricted stock held by Mr. Sherbin which will become vested in equal annual installments of 12,000 shares on each of November 20, 1996, 1997, 1998 and 1999 and are subject to repurchase at a price of $.40 per share upon any termination of Mr. Sherbin's employment prior to the relevant vesting date. Excludes unvested options to purchase 36,000 shares.

(10) Includes 12,000 shares of restricted stock held by Mr. Imgrund which will become vested in equal annual installments of 3,000 shares on each of July 15, 1996, 1997, 1998 and 1999 and are subject to repurchase at a price of $.10 per share upon any termination of Mr. Imgrund's employment prior to the relevant vesting date. Excludes unvested options to purchase 34,000 shares.

(11) Includes 16,000 and 10,000 shares of restricted stock held by Mr. Eichhorn which will become vested in equal annual installments of 4,000 and 2,000 shares, respectively, on each of November 15, 1996, 1997, 1998 and 1999 and each of December 29, 1996, 1997, 1998, 1999 and 2000, respectively, and are subject to repurchase at a price of $.01 and $.40 per share, respectively, upon any termination of Mr. Eichhorn's service as a director prior to the relevant vesting date. Excludes unvested options to purchase 10,000 shares.

(12) Excludes unvested options to purchase 20,000 shares.

(13) Includes 13,482 shares beneficially owned by Mr. Kafker through TA Venture Investors, L.P., all of which shares are included in the 6,943,481 shares described in footnote (4) above. Does not include any shares beneficially owned by Advent VII L.P., Advent Atlantic and Pacific II Limited Partnership, Advent Industrial II Limited Partnership or Advent New York L.P., of which Mr. Kafker disclaims beneficial ownership.

(14) Includes 5,759 shares held by Ms. Morby's husband through TA Venture Investors, L.P., all of which shares are included in the 6,943,481 shares described in footnote (4) above, as to which shares Ms. Morby disclaims beneficial ownership. Excludes 5,759 shares beneficially owned through TA Venture Investors, L.P., by a trust for the benefit of Ms. Morby's adult children, as to which shares Ms. Morby disclaims beneficial ownership; all of such shares are included in the 6,943,481 shares described in footnote (4) above. Does not include any shares beneficially owned by Advent VII L.P., Advent Atlantic and Pacific II Limited Partnership, Advent Industrial II Limited Partnership or Advent New York L.P., of which Ms. Morby disclaims beneficial ownership.

(15) Includes 20,000 shares of restricted stock held by Mr. Smith which will become vested in equal annual installments of 4,000 shares on each of December 28, 1996, 1997, 1998, 1999 and 2000 and are subject to repurchase at a price of $.40 per share upon any termination of Mr. Smith's service as a director prior to the relevant vesting date. Excludes unvested options to purchase 10,000 shares.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  The authorized capital stock of the Company upon completion of this offering will consist of 50,000,000 shares of Common Stock, of which 16,152,760 shares will be issued and outstanding, and 2,000,000 shares of undesignated preferred stock issuable in one or more series by the Board of Directors ("Preferred Stock"), of which no shares will be issued and outstanding.

  Common Stock. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor. Any issuance of Preferred Stock with a dividend preference over Common Stock could adversely affect the dividend rights of holders of Common Stock. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election, subject to any voting rights of the holders of any then outstanding Preferred Stock. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock, except for contractual repurchase arrangements relative to unvested restricted stock held by employees and directors upon termination of their employment or service. All outstanding shares of Common Stock, including the shares offered hereby, are, or will be upon completion of this offering, fully paid and non-assessable.

  The Company's Amended and Restated By-laws (the "By-laws"), which will be effective upon completion of this offering, provide, subject to the rights of the holders of any Preferred Stock then outstanding, that the number of directors shall be fixed by the Board of Directors. The directors, other than those who may be elected by the holders of any Preferred Stock, are divided into three classes, as nearly equal in number as possible, with each class serving for a three-year term. Subject to any rights of the holders of any Preferred Stock to elect directors, and to remove any director whom the holders of any Preferred Stock had the right to elect, any director of the Company may be removed from office only with cause and by the affirmative vote of at least two-thirds of the total votes which would be eligible to be cast by stockholders in the election of such director.

  Undesignated Preferred Stock. The Board of Directors of the Company is authorized, without further action of the stockholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences and the relative participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon. Any such Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

  The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or seeking to acquire, a significant portion of the outstanding Common Stock.

CERTAIN PROVISIONS OF CERTIFICATE AND BY-LAWS

  A number of provisions of the Company's Restated Certificate of Incorporation (the "Certificate") and By-laws which will be effective upon completion of this offering concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors, including takeovers which stockholders may deem to be in their best interests. To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Company's Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the classified Board of Directors and the ability of the Board of Directors to issue Preferred Stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of Company. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if favorable to the interests of stockholders and could depress the market price of the Common Stock. The Board of Directors believes that these provisions are appropriate to protect the interests of the Company and all of its stockholders. The Board of Directors has no present plans to adopt any other measures or devices which may be deemed to have an "anti-takeover effect."

  Meetings of Stockholders. The By-laws provide that a special meeting of stockholders may be called only by the Board of Directors unless otherwise required by law. The By-laws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, the By-laws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

  No Stockholder Action by Written Consent. The Certificate provides that any action required or permitted to be taken by the stockholders of the Company at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu thereof.

  Indemnification and Limitation of Liability. The By-laws provide that directors and officers of the Company shall be, and in the discretion of the Board of Directors non-officer employees may be, indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The By-laws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. The Certificate contains a provision permitted by Delaware law that generally eliminates the personal liability of Directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. The Company has also entered into indemnification agreements with each of its directors reflecting the foregoing and requiring the advancement of expenses in proceedings involving the directors in most circumstances.

  Amendment of the Certificate. The Certificate provides that an amendment thereof must first be approved by a majority of the Board of Directors and (with certain exceptions) thereafter approved by a majority (or 80% in the case of any proposed amendment to the provisions of the Certificate relating to the composition of the Board or amendments of the Certificate) of the total votes eligible to be cast by holders of voting stock with respect to such amendment.

  Amendment of By-laws. The Certificate provides that the By-laws may be amended or repealed by the Board of Directors or by the stockholders. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of at least two-thirds of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal at an annual meeting of stockholders or a special meeting called for such purpose unless the Board of Directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal shall only require the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal.

  Ability to Adopt Shareholder Rights Plan. The Board of Directors may in the future resolve to issue shares of Preferred Stock or rights to acquire such shares, to implement a shareholder rights plan which creates voting or other impediments or under which shares are distributed to a third-party investor, to a group of investors or stockholders or to an employee stock ownership plan to discourage persons seeking to gain control of the Company by means of a merger, tender offer, proxy contest or otherwise if such change in control is not in the best interest of the Company and its stockholders. The Board of Directors has no present intention of adopting a shareholder rights plan and is not aware of any attempt to obtain control of the Company.

STATUTORY BUSINESS COMBINATION PROVISION

  Upon completion of the offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person, or an affiliate or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under
Section 203, an "interested stockholder" is defined (with certain limited exceptions) as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or charter amendment shall not become effective until 12 months after the date it is adopted. Neither the Certificate nor the By-laws contains any such exclusion.

TRANSFER AGENT AND REGISTRAR

  The Company has selected Chemical Mellon Shareholder Services, L.L.C. as the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the offering, the Company will have a total of 16,152,760 shares of Common Stock outstanding. Of these shares, the 3,550,000 shares of Common Stock offered hereby will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined in the Securities Act, who would be required to sell such shares under Rule 144 under the Securities Act. The remaining 12,602,760 shares of Common Stock outstanding will be "restricted securities" as that term is defined by Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act.

  Of the Restricted Shares, 10,095,780 Restricted Shares will be eligible for sale in the public market pursuant to Rule 144, certain of which may be sold under Rule 144 in accordance with Rule 701 under the Securities Act as described below, beginning 90 days after the date of this Prospectus. Substantially all of such shares are subject to the lock-up agreements described below. The remaining 2,506,980 Restricted Shares are subject to vesting provisions and will become eligible for sale in the public market under Rule 144 at various times as they become vested.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years (including the holding period of any prior owner except an affiliate), including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding (approximately 161,527 shares upon completion of the offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at the time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement. The Securities and Exchange Commission has recently proposed to reduce the two- and three-year holding periods under Rule 144 to one- and two-year holding periods. If adopted such amendment will permit earlier resales of shares of Common Stock.

  Rule 701 promulgated under the Securities Act provides that shares of Common Stock acquired pursuant to the exercise of outstanding options or the grant of Common Stock pursuant to written compensation plans or contracts prior to this offering may be resold by persons other than affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its two-year minimum holding period.

  The Company's executive officers and directors, the Selling Stockholder and certain other stockholders of the Company (who in the aggregate hold substantially all of the 10,095,780 Restricted Shares upon completion of the offering) have agreed not to sell or offer to sell or otherwise dispose of any shares of Common Stock currently held by them, any right to acquire any shares of Common Stock or any securities exercisable for or convertible into any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. In addition, the Company has agreed that for a period of 180 days after the date of this Prospectus it will not, without the prior written consent of Alex. Brown & Sons Incorporated, offer, sell or otherwise dispose of any shares of Common Stock or options, warrants or securities convertible into or exchangeable for shares of Common Stock except for the shares of Common Stock offered hereby, shares issued and options granted pursuant to the 1994 Stock Plan, the 1996 Stock Plan and the Purchase Plan and shares issued or to be issued in acquisitions, if any.

  As of April 30, 1996, options to purchase 868,110 shares of Common Stock were outstanding, none of which were exercisable. An additional 2,250,000 and 210,000 shares of Common Stock are reserved for future issuance under the 1996 Stock Plan and the Purchase Plan, respectively. See "Management--Employee Stock and Other Benefit Plans--1996 Stock Option and Grant Plan" and "--1996 Employee Stock Purchase Plan." The Company intends to file a registration statement on Form S-8 under the Securities Act to register all shares of Common Stock issuable pursuant to the 1996 Stock Plan or the Purchase Plan. The Company expects to file this registration statement approximately 90 days following the date of this Prospectus, and such registration statement will become effective upon filing. Shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

  The holders of 10,412,000 shares of Common Stock have the right in certain circumstances to require the Company to register their shares under the Securities Act for resale to the public and holders of 11,971,860 shares have the right to include their shares in a registration statement filed by the Company under the terms of the Stockholders' Agreement. See "Certain Transactions."

  Prior to the offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Shares Eligible for Future Sale."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their representatives Alex. Brown & Sons Incorporated, Cowen & Company, Wessels, Arnold & Henderson, L.L.C. and Parker/Hunter Incorporated (the "Representatives"), have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
                             UNDERWRITER                                SHARES
                             -----------                               ---------
Alex. Brown & Sons Incorporated.......................................
Cowen & Company.......................................................
Wessels, Arnold & Henderson, L.L.C. ..................................
Parker/Hunter Incorporated............................................

    Total.............................................................
                                                                          ===

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of the Common Stock offered hereby if any shares are purchased.

  The Company and the Selling Stockholder have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $     per share. See "Principal and Selling
Stockholders." The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $     per share to certain other dealers. After
commencement of the offering, the offering price and other selling terms may be changed by the Representatives.

  Certain stockholders of the Company have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 532,500 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commission set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 3,550,000 and the stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,550,000 shares are being offered.

  The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters, the Company, the Selling Stockholder and the stockholders providing the over-allotment shares regarding certain liabilities, including liabilities under the Securities Act.

  The Company has agreed not to offer, sell or otherwise dispose of any shares of Common Stock or options, warrants or securities convertible into or exchangeable for Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated, except for the shares of Common Stock offered hereby, shares issued and options granted pursuant to the 1994 Stock Plan, the 1996 Stock Plan and Purchase Plan and shares issued or to be issued in acquisitions, if any. The Company's executive officers, directors and stockholders who hold substantially all of the 10,095,780 Restricted Shares have agreed not to sell, offer to sell or otherwise dispose of any Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated.

  The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock will be determined by negotiations among the Company, the Representatives and the Selling Stockholder. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company, the Representatives and the Selling Stockholder believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant by the Company, the Representatives and the Selling Stockholder.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Goodwin, Procter & Hoar llp, Boston, Massachusetts. Certain legal matters related to this offering will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

  The consolidated balance sheets of the Company as of December 31, 1994 and 1995 and the consolidated statements of operations, stockholders' equity deficit and cash flows of the Company for the period March 14, 1994 (date of acquisition) through December 31, 1994 and the year ended December 31, 1995 and of the Company's predecessor for the year ended December 31, 1993 and the period from January 1, 1994 through March 13, 1994, included in this Prospectus have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed therewith. For further information about the Company and the securities offered by this Prospectus, reference is made to the registration statement and to the financial statements, schedules and exhibits filed as a part of it. Statements contained in this Prospectus about the contents of any contract or any other documents are not necessarily complete, and in each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

  A copy of the registration statement may be inspected by anyone without charge and may be obtained at prescribed rates at the Commission at the Public Reference Section of the Commission, maintained by the

Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at Seven World Trade Center, New York, New York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

  The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by its independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGES
                                                                           -----
Report of Independent Accountants........................................  F-2
Report of Independent Accountants........................................  F-3
Consolidated Balance Sheets as of December 31, 1994 and 1995 and March
31, 1996 (unaudited).....................................................  F-4
Consolidated Statements of Operations for the year ended December 31,
1993 and for the period from January 1, 1994 through March 13, 1994, and for the period from March 14, 1994 (date of acquisition) through December
31, 1994, for the year ended December 31, 1995 and for the three months ended March 31, 1995 and 1996 (unaudited)................................  F-6
Consolidated Statements of Stockholders' Equity for the year ended
December 31, 1993 and for the period January 1, 1994 through March 13,
1994.....................................................................  F-7
Consolidated Statements of Stockholders' Equity (Deficit) for the period from March 14, 1994 (date of acquisition) through December 31, 1994 and for the year ended December 31, 1995 and for the three months ended March 31, 1996 (unaudited).........................................  F-8
Consolidated Statements of Cash Flows for the year ended December 31,
1993 and for the period from January 1, 1994 through March 13, 1994, and for the period from March 14, 1994 (date of acquisition) through December
31, 1994, for the year ended December 31, 1995 and for the three months ended March 31, 1995 and 1996 (unaudited)................................  F-9
Notes to Consolidated Financial Statements...............................  F-11

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
  ANSYS, Inc. and Subsidiaries:

  We have audited the accompanying consolidated balance sheets of ANSYS, Inc. (formerly SAS Holdings, Inc.) and Subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the period from March 14, 1994 (date of acquisition) through December 31, 1994 and for the year ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ANSYS, Inc. and Subsidiaries as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for the period from March 14, 1994 (date of acquisition) through December 31, 1994 and for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Pittsburgh, Pennsylvania
April 19, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
  Swanson Analysis Systems, Inc.:

  We have audited the accompanying combined statements of operations, stockholder's equity and cash flows of Swanson Analysis Systems, Inc. (described in Note 1) for the year ended December 31, 1993 and for the period from January 1, 1994 through March 13, 1994. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Swanson Analysis Systems, Inc. for the year ended December 31, 1993 and for the period from January 1, 1994 through March 13, 1994, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Pittsburgh, Pennsylvania
April 19, 1996

                          ANSYS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996


                                                 DECEMBER 31,
                                            -----------------------  MARCH 31,
                                               1994        1995        1996
                                            ----------- ----------- -----------
                                                                    (UNAUDITED)
                  ASSETS
Current assets:
  Cash and cash equivalents...............  $ 4,299,712 $ 8,091,305 $ 5,576,765
  Accounts receivable, less allowance for
     doubtful accounts of $650,000 in
     1994, $700,000 in 1995 and $712,500
     in 1996:
    Software licenses.....................    5,734,648   7,665,862   9,304,299
    Maintenance and service...............           --          --   2,107,048
    Due from predecessor stockholder......      565,287          --          --
    Due from officers.....................           --          --     431,664
  Refundable and prepaid income taxes.....    1,046,759   1,496,662   1,133,238
  Other current assets....................      407,569     438,802     461,342
  Deferred income taxes...................      279,000     356,000     348,000
                                            ----------- ----------- -----------
   Total current assets...................   12,332,975  18,048,631  19,362,356
Property and equipment, net...............    2,043,317   3,163,405   2,985,451
Capitalized software costs, net of
 accumulated amortization of  $4,055,037 in
 1994, $9,178,692 in 1995 and $10,460,802
 in 1996..................................   11,311,421   6,206,416   4,924,306
Goodwill, net of accumulated amortization
 of $3,871,412 in  1994, $8,761,616 in 1995
 and $9,984,167 in 1996...................   10,799,182   5,908,978   4,686,427
Other intangibles.........................    3,434,577   2,807,368   2,650,593
Deferred income taxes.....................    4,748,000   6,786,000   7,389,000
                                            ----------- ----------- -----------
   Total assets...........................  $44,669,472 $42,920,798 $41,998,133
                                            =========== =========== ===========


   The accompanying notes are an integral part of the consolidated financial statements.

                          ANSYS, INC. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS
                DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996

                                              DECEMBER 31,
                                         ------------------------   MARCH 31,
                                            1994         1995         1996
                                         -----------  -----------  -----------
                                                                   (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
(DEFICIT)
Current liabilities:
  Accounts payable.....................  $   539,859  $   639,108  $   109,978
  Accrued bonuses......................    1,005,897    1,951,723      614,548
  Accrued pension and profit sharing...      815,365      387,544      926,949
  Other accrued expenses and
   liabilities.........................    1,109,247    1,752,729    1,257,610
  Accrued interest payable on
   subordinated debt...................           --    1,154,809    1,582,566
  Customer prepayments.................       79,579      972,102    1,432,432
  Deferred revenue.....................    1,961,081    2,994,911    3,994,386
  Current portion of long-term debt....    5,000,000    5,000,000    5,250,000
                                         -----------  -----------  -----------
    Total current liabilities..........   10,511,028   14,852,926   15,168,469
Long-term debt, less current portion,
 including amounts due to related
 parties of $16,696,356, $17,204,301
 and $17,204,301 in 1994, 1995 and
 1996, respectively....................   37,696,356   33,204,301   31,704,301
                                         -----------  -----------  -----------
    Total liabilities..................   48,207,384   48,057,227   46,872,770
Redeemable preferred stock, $.01 par
 value, 800 shares authorized; 412
 shares issued and outstanding; at
 liquidation value, including accrued
 dividends of $326,882, and $772,388
 and $873,977 in 1994, 1995 and 1996,
 respectively..........................    4,446,882    4,892,388    4,993,977
Stockholders' equity (deficit):
  Common stock, $.01 par value;
   15,000,000 shares authorized;
   10,626,000 shares issued and
   outstanding at December 31, 1994 and
   1995; 11,721,860 shares issued and
   outstanding at March 31, 1996.......      106,260      106,260      117,219
  Class A common stock, $.01 par value;
   nonvoting, 2,000,000 shares
   authorized; 963,750 shares issued at
   December 31, 1994 and 993,750 shares
   issued at December 31, 1995
   and March 31, 1996..................        9,638        9,938        9,938
  Additional paid-in capital...........    1,339,677    1,351,377    1,772,082
  Adjustment for predecessor basis.....   (7,010,000)  (7,010,000)  (7,010,000)
  Less treasury stock, at cost: 54,850
     shares of Class A common stock
     held at December 31, 1995 and
     62,850 shares held at
     March 31, 1996....................           --      (10,285)     (11,085)
  Retained earnings (deficit)..........   (2,116,369)  (4,141,607)  (4,444,268)
  Notes receivable from stockholders...     (314,000)    (334,500)    (302,500)
                                         -----------  -----------  -----------
    Total stockholders' equity
     (deficit).........................   (7,984,794) (10,028,817)  (9,868,614)
                                         -----------  -----------  -----------
      Total liabilities, preferred and
       common stockholders' equity
       (deficit).......................  $44,669,472  $42,920,798  $41,998,133
                                         ===========  ===========  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                  ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           PREDECESSOR
                                                    --------------------------
                                                                    PERIOD
                                                                  JANUARY 1,
                                                                 TO MARCH 13,
                                                       1993          1994
                                                    -----------  -------------
Revenue:
 Software licenses..........................        $27,495,022   $5,984,237
 Maintenance and service....................          4,109,060      584,962
                                                    -----------   ----------
   Total revenue............................         31,604,082    6,569,199
                                                    -----------   ----------
Cost of sales:
 Software licenses..........................          4,772,051      761,060
 Maintenance and service....................          1,330,750      183,856
                                                    -----------   ----------
   Total cost of sales......................          6,102,801      944,916
                                                    -----------   ----------
Gross profit................................         25,501,281    5,624,283
Operating expenses:
 Selling and marketing......................          3,762,964      672,980
 Research and development...................          5,972,026    1,349,498
 Amortization...............................            936,839      300,000
 General and administrative.................          7,181,472    1,234,049
                                                    -----------   ----------
   Total operating expenses.................         17,853,301    3,556,527
                                                    -----------   ----------
Operating income (loss).....................          7,647,980    2,067,756
Interest expense............................           (305,883)     (61,670)
Other income................................            778,179       39,592
                                                    -----------   ----------
Income (loss) before income tax benefit.....          8,120,276    2,045,678
Income tax benefit..........................                 --           --
                                                    -----------   ----------
Net income (loss)...........................        $ 8,120,276   $2,045,678
                                                    ===========   ==========
Redeemable preferred stock dividends........
Net income (loss) applicable to common
 stock......................................
Net income (loss) per common share..........
Shares used in computing per common share
 amounts....................................

                                                                       THE COMPANY
                                                    ----------------------------------------------------
                                                       PERIOD
                                                    MARCH 14, TO                      MARCH 31
                                                    DECEMBER 31,               -------------------------
                                                        1994         1995         1995         1996
                                                    ------------- ------------ ------------ ------------
                                                                                     (UNAUDITED)
Revenue:
 Software licenses..........................         $22,309,661  $32,604,044  $ 7,104,177  $ 8,385,166
 Maintenance and service....................           3,943,995    7,011,891    1,121,774    2,348,243
                                                    ------------- ------------ ------------ ------------
   Total revenue............................          26,253,656   39,615,935    8,225,951   10,733,409
                                                    ------------- ------------ ------------ ------------
Cost of sales:
 Software licenses..........................           3,033,816    3,331,250      955,589      666,284
 Maintenance and service....................             708,802    1,571,615      272,973      528,768
                                                    ------------- ------------ ------------ ------------
   Total cost of sales......................           3,742,618    4,902,865    1,228,562    1,195,052
                                                    ------------- ------------ ------------ ------------
Gross profit................................          22,511,038   34,713,070    6,997,389    9,538,357
Operating expenses:
 Selling and marketing......................           3,835,694    7,525,908    1,648,960    2,168,724
 Research and development...................           5,410,301    8,328,703    2,019,292    2,329,774
 Amortization...............................           8,420,088   10,641,123    2,659,700    2,719,639
 General and administrative.................           4,606,084    6,856,953    1,492,922    1,850,446
                                                    ------------- ------------ ------------ ------------
   Total operating expenses.................          22,272,167   33,352,687    7,820,874    9,068,583
                                                    ------------- ------------ ------------ ------------
Operating income (loss).....................             238,871    1,360,383     (823,485)     469,774
Interest expense............................          (3,091,293)  (3,983,177)    (994,848)    (888,163)
Other income................................             145,935      250,062       38,797       91,317
                                                    ------------- ------------ ------------ ------------
Income (loss) before income tax benefit.....          (2,706,487)  (2,372,732)  (1,779,536)    (327,072)
Income tax benefit..........................             917,000      793,000      595,000      126,000
                                                    ------------- ------------ ------------ ------------
Net income (loss)...........................          (1,789,487)  (1,579,732)  (1,184,536)    (201,072)
Redeemable preferred stock dividends........            (326,882)    (445,506)    (101,589)    (101,589)
                                                    ------------- ------------ ------------ ------------
Net income (loss) applicable to common
 stock......................................         $(2,116,369) $(2,025,238) $(1,286,125) $  (302,661)
                                                    ============= ============ ============ ============
Net income (loss) per common share..........         $      (.19) $      (.17) $      (.11) $      (.02)
                                                    ============= ============ ============ ============
Shares used in computing per common share
 amounts....................................          11,495,000   12,261,000   12,279,000   12,457,000
                                                    ============= ============ ============ ============

   The accompanying notes are an integral part of the consolidated financial statements.

                                  PREDECESSOR

               CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                       FOR THE YEAR ENDED DECEMBER 31,
        1993 AND FOR THE PERIOD FROM JANUARY 1, 1994 TO MARCH 13, 1994

                            COMMON STOCK   ADDITIONAL                    TOTAL
                          ----------------  PAID-IN      RETAINED    STOCKHOLDER'S
                          SHARES   AMOUNT   CAPITAL      EARNINGS       EQUITY
                          ------- -------- ----------  ------------  -------------
Balance, December 31,
1992....................  500,000 $500,000 $2,270,033  $ 23,149,180  $ 25,919,213
  Distributions to
   stockholder..........       --       --         --   (15,958,688)  (15,958,688)
  Contribution from
   stockholder..........       --       --  1,434,070            --     1,434,070
  Net income for year...       --       --         --     8,120,276     8,120,276
                          ------- -------- ----------  ------------  ------------
Balance, December 31,
1993....................  500,000  500,000  3,704,103    15,310,768    19,514,871
  Distributions to
   stockholder..........       --       --   (729,486)  (13,811,849)  (14,541,335)
  Contribution from
   stockholder..........       --       --     61,670            --        61,670
  Net income for period.       --       --         --     2,045,678     2,045,678
                          ------- -------- ----------  ------------  ------------
Balance, March 13, 1994.  500,000 $500,000 $3,036,287  $  3,544,597  $  7,080,884
                          ======= ======== ==========  ============  ============



   The accompanying notes are an integral part of the consolidated financial statements.

                         ANSYS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                         CLASS A                ADJUSTMENT                   NOTES
                     COMMON STOCK      COMMON STOCK  ADDITIONAL     FOR       RETAINED     RECEIVABLE  TREASURY STOCK
                  ------------------- --------------  PAID-IN   PREDECESSOR   EARNINGS/       FROM     ---------------
                    SHARES    AMOUNT  SHARES  AMOUNT  CAPITAL      BASIS      (DEFICIT)   STOCKHOLDERS SHARES  AMOUNT
                  ---------- -------- ------- ------ ---------- -----------  -----------  ------------ ------ --------
Balance, March
14, 1994........          --       --      --     --         --          --           --          --       --       --
Initial company
capitalization..  10,000,000 $100,000      --     -- $  900,000          --           --          --       --       --
Adjustment for
predecessor
basis                     --       --      --     --         -- $(7,010,000)          --          --       --       --
Issuance of
Class A common
stock...........          --       -- 300,000 $3,000     27,000                       --          --       --       --
Issuance of
Restricted
stock...........     626,000    6,260 663,750  6,638    412,677          --           --          --       --       --
Dividends
accrued on
redeemable
preferred stock.          --       --      --     --         --          --  $  (326,882)         --       --       --
Loans to
facilitate
purchase of
restricted
stock...........          --       --      --     --         --          --           --   $(314,000)      --       --
Net loss for the
period..........          --       --      --     --         --          --   (1,789,487)         --       --       --
                  ---------- -------- ------- ------ ---------- -----------  -----------   ---------   ------ --------
Balance,
December 31,
1994............  10,626,000  106,260 963,750  9,638  1,339,677  (7,010,000)  (2,116,369)   (314,000)      --       --
Treasury stock
acquired........          --       --      --     --         --          --           --          --   54,850 $(10,285)
Issuance of
Class A common
stock...........          --       --  30,000    300     11,700          --           --          --       --       --
Dividends
accrued on
redeemable
preferred stock.          --       --      --     --         --          --     (445,506)         --       --       --
Loans to
facilitate
purchase of
restricted
stock...........          --       --      --     --         --          --           --     (20,500)      --       --
Net loss for the
year............          --       --      --     --         --          --   (1,579,732)         --       --       --
                  ---------- -------- ------- ------ ---------- -----------  -----------   ---------   ------ --------
Balance,
December 31,
1995............  10,626,000  106,260 993,750  9,938  1,351,377  (7,010,000)  (4,141,607)   (334,500)  54,850  (10,285)
Unaudited
information:
Treasury stock
acquired........          --       --      --     --         --          --           --          --    8,000     (800)
Issuance of
restricted
stock...........     135,860    1,359      --     --    324,705          --           --          --       --       --
Exercise of
stock options...     960,000    9,600      --     --     96,000          --           --          --       --       --
Dividends
accrued on
redeemable
preferred stock.          --       --      --     --         --          --     (101,589)         --       --       --
Repayment of
stockholder
loan............          --       --      --     --         --          --           --      32,000       --       --
Net income for
the period......          --       --      --     --         --          --     (201,072)         --       --       --
                  ---------- -------- ------- ------ ---------- -----------  -----------   ---------   ------ --------
Balance, March
31, 1996
(unaudited).....  11,721,860 $117,219 993,750 $9,938 $1,772,082 $(7,010,000) $(4,444,268)  $(302,500)  62,850 $(11,085)
                  ========== ======== ======= ====== ========== ===========  ===========   =========   ====== ========
                      TOTAL
                  STOCKHOLDERS'
                     EQUITY
                    (DEFICIT)
                  --------------
Balance, March
14, 1994........            --
Initial company
capitalization..  $  1,000,000
Adjustment for
predecessor
basis               (7,010,000)
Issuance of
Class A common
stock...........        30,000
Issuance of
Restricted
stock...........       425,575
Dividends
accrued on
redeemable
preferred stock.      (326,882)
Loans to
facilitate
purchase of
restricted
stock...........      (314,000)
Net loss for the
period..........    (1,789,487)
                  --------------
Balance,
December 31,
1994............    (7,984,794)
Treasury stock
acquired........       (10,285)
Issuance of
Class A common
stock...........        12,000
Dividends
accrued on
redeemable
preferred stock.      (445,506)
Loans to
facilitate
purchase of
restricted
stock...........       (20,500)
Net loss for the
year............    (1,579,732)
                  --------------
Balance,
December 31,
1995............   (10,028,817)
Unaudited
information:
Treasury stock
acquired........          (800)
Issuance of
restricted
stock...........       326,064
Exercise of
stock options...       105,600
Dividends
accrued on
redeemable
preferred stock.      (101,589)
Repayment of
stockholder
loan............        32,000
Net income for
the period......      (201,072)
                  --------------
Balance, March
31, 1996
(unaudited).....  $ (9,868,614)
                  ==============

   The accompanying notes are an integral part of the consolidated financial statements.

                  ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                          PREDECESSOR                            THE COMPANY
                                                    -------------------------  --------------------------------------------------
                                                                    PERIOD        PERIOD
                                                                  JANUARY 1,   MARCH 14 TO                      MARCH 31,
                                                                 TO MARCH 13,  DECEMBER 31,               -----------------------
                                                       1993          1994          1994         1995         1995         1996
                                                    -----------  ------------  ------------  -----------  -----------  ----------
                                                                                                               (UNAUDITED)
Cash flows from operating activities:
 Net income (loss)............................       $8,120,276  $ 2,045,678   $(1,789,487)  $(1,579,732) $(1,184,536)  $(201,072)
 Adjustments to reconcile net loss to net cash
  provided by operating activities:
  Depreciation and amortization...............        1,626,016      427,496     8,605,999    11,458,053    2,784,315   2,950,712
  Deferred income tax benefit.................               --           --    (1,491,000)   (2,115,000)    (719,000)   (595,000)
  Provision for bad debts.....................        1,339,630           --       150,000        50,031           --      12,500
  Capital gains and dividends reinvested......         (585,949)      (8,499)           --            --           --          --
  Unrealized loss on foreign exchange.........          120,873           --         5,367            --           --          --
  Deferred compensation expense...............           18,232        3,596            --            --           --          --
  Write-down of inventory.....................           46,734           --            --            --           --          --
  Change in operating assets and liabilities,
   net of effects of acquisition:
   Accounts receivable........................       (1,184,143)    (717,508)       57,684    (1,981,245)    (758,669) (3,757,985)
   Refundable and prepaid income taxes........               --           --      (920,206)     (449,903)      (1,118)    363,424
   Other current assets.......................           63,948       71,785     1,108,620       534,054      852,733    (454,204)
   Other assets...............................           39,780       21,839            --            --           --          --
   Accounts payable, accrued expenses and
    liabilities and customer prepayments......           89,755      918,883       523,317     3,816,013     (556,108)   (933,932)
   Deferred revenue...........................          (30,766)      (9,874)       82,399     1,033,830      647,274     999,475
                                                    -----------  -----------   -----------   -----------  -----------  ----------
    Net cash provided by operating activities.        9,664,386    2,753,396     6,332,693    10,766,101    1,064,891  (1,616,082)
                                                    -----------  -----------   -----------   -----------  -----------  ----------
Cash flows from investing activities:
 Purchase of Swanson Analysis Systems, Inc.,
  including related acquisition costs of
  $273,000, net of cash acquired of $42,744...               --           --   (46,845,552)           --           --          --
 Purchase of marketable securities............       (2,850,000)          --            --            --           --          --
 Capital expenditures.........................       (1,658,386)     (91,254)     (795,004)   (1,937,073)    (441,775)   (111,322)
 Capitalization of internally developed
  software costs..............................         (280,392)          --            --       (18,650)          --          --
 Payments for software products acquired......         (600,000)    (300,200)           --            --     (110,000)         --
 Other assets.................................               --           --      (179,000)           --           --          --
 Notes receivable from stockholders...........          185,913           --            --       (20,500)          --      32,000
                                                    -----------  -----------   -----------   -----------  -----------  ----------
Net cash used in investing activities.........       (5,202,865)    (391,454)  (47,819,556)   (1,976,223)    (551,775)    (79,322)
                                                    -----------  -----------   -----------   -----------  -----------  ----------
Cash flows from financing activities:
 Proceeds from long-term debt.................          706,663           --    28,000,000            --           --          --
 Payments on long-term debt...................               --           --    (2,000,000)   (5,000,000)  (2,000,000) (1,250,000)
 Proceeds from issuance of restricted stock ..               --           --       111,575        12,000           --     326,064
 Proceeds from issuance of preferred and
  common stock................................               --           --     5,150,000            --           --          --
 Proceeds from exercise of stock options......               --           --            --            --           --     105,600
 Proceeds from issuance of subordinated notes.               --           --    15,450,000            --           --          --
 Debt issuance costs..........................               --           --      (925,000)           --           --          --
 Purchase of treasury stock...................               --           --            --       (10,285)          --        (800)
 Cash distributions to stockholder............      (13,306,908)  (3,212,027)           --            --           --          --
 Contributions by stockholder.................          704,583       61,670            --            --           --          --
                                                    -----------  -----------   -----------   -----------  -----------  ----------
   Net cash (used in) provided by financing
    activities................................      (11,895,662)  (3,150,357)   45,786,575    (4,998,285)  (2,000,000)   (819,136)
                                                    -----------  -----------   -----------   -----------  -----------  ----------
Net (decrease) increase in cash and cash
 equivalents..................................       (7,434,141)    (788,415)    4,299,712     3,791,593   (1,486,884) (2,514,540)
Cash and cash equivalents, beginning of
 period.......................................        8,650,004    1,215,863            --     4,299,712    4,049,712   8,091,305
                                                    -----------  -----------   -----------   -----------  -----------  ----------
Cash and cash equivalents, end of period......       $1,215,863  $   427,448    $4,299,712    $8,091,305   $2,562,828  $5,576,765
                                                    ===========  ===========   ===========   ===========  ===========  ==========

                                   continued

                  ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

                               PREDECESSOR                      THE COMPANY
                          ---------------------- -----------------------------------------
                                       PERIOD       PERIOD                   MARCH 31,
                                     JANUARY 1,  MARCH 14 TO             -----------------
                                    TO MARCH 13, DECEMBER 31,
                            1993        1994         1994        1995      1995     1996
                          --------- ------------ ------------ ---------- -------- --------
                                                                            (UNAUDITED)
Supplemental disclosures
of cash flow
information:
 Cash paid during the
  period for:
  Interest..............         --          --   $1,676,666  $2,567,979 $613,889 $457,611
  Income taxes..........         --          --    1,544,759   1,826,100       --       --
Supplemental noncash
 investing and financing
 activities:
 Deferred interest notes
  issued for interest in
  arrears on
  subordinated notes....         --          --    1,246,356     507,945       --       --
 Restricted stock
  purchased with notes
  to stockholders.......         --          --      314,000          --       --       --
 Marketable securities
  distributed to
  Predecessor
  stockholder...........         --  11,329,308           --          --       --       --
 Purchased capitalized
  software included in
  accounts payable......         --     212,600           --          --       --       --
 Note receivable and
  accrued interest
  exchanged for partial
  payment of a software
  license included in
  capitalized software
  costs.................  1,055,483          --           --          --       --       --
 Notes receivable from
  Predecessor
  stockholder
  distributed to
  Predecessor
  stockholder...........  2,651,780          --           --          --       --       --
 Notes payable to
  Predecessor
  stockholder forgiven
  by Predecessor
  stockholder and
  accounted for as
  additional paid-in
  capital...............    729,486          --           --          --       --       --


   The accompanying notes are an integral part of the consolidated financial statements.

                 ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION:

  ANSYS, Inc. (the Company), formerly SAS Holdings, Inc., is a holding company incorporated on January 12, 1994 for the purpose of acquiring through its subsidiary, SAS Acquisition Corporation (Acquisition), substantially all of the assets and technology of Swanson Analysis Systems, Inc. (SASI or Predecessor) for approximately $48 million in cash, the assumption of certain liabilities totaling $4.9 million and acquisition cost of $273,000. The Company, through its operating subsidiaries, develops, markets and supports a family of mechanical computer-aided engineering software products.

  The acquisition was effective and the Company commenced business on March 14, 1994. The acquisition was financed through the issuance of preferred and common stock, borrowings under a $28 million term loan with a bank and the issuance of subordinated notes (see Note 6). The acquisition of SASI was accounted for using the purchase method of accounting. In recording the acquisition, in accordance with generally accepted accounting principles, the aggregate consideration was adjusted downward to reflect the carryover of the seller's basis in the net assets acquired. The effect of this adjustment was to reduce, on the date of acquisition, the value of stockholders' equity and the purchased net assets by $7,010,000 and to preclude a write-up of a proportionate amount of the assets acquired.

  The accompanying financial statements present the Company's consolidated operations and cash flows from the acquisition date of March 14, 1994 through December 31, 1994 and for the year ended December 31, 1995, and the combined operations and cash flows of SASI for the year ended December 31, 1993 and for the period January 1, 1994 through March 13, 1994.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principles of Consolidation:

  The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SAS Acquisition Corporation, ANSYS Operating Corp. and SAS IP, Inc. In addition, the accompanying combined financial statements include the accounts of SASI, Compuflo, Inc., a company owned by the sole stockholder of SASI, which merged with SASI on April 1, 1993, and a joint venture between the sole stockholder of SASI and a corporate officer of SASI, which owns the buildings leased by the Company (see Note 14). The accounts of the joint venture are not included in the accompanying consolidated financial statements of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

 Revenue Recognition:

  The Company's revenue recognition policy is in conformance with the American Institute of Certified Public Accountants' Statement of Position 91-1, "Software Revenue Recognition."

  The Company's products are sold primarily through distributors, who are resellers with respect to its products. Revenue is derived principally from the licensing of computer software products, either on a monthly lease or perpetual basis, and from related maintenance contracts. Revenue from product licensing for perpetual licenses is recognized upon delivery of the product, acceptance by the customer and receipt of a signed contractual obligation provided that no significant Company obligations remain and collection of the receivable is probable. Revenue for monthly lease licenses is recognized monthly as earned because the lease license agreements can be cancelled by the customers with 30 days' notice. The portion of the perpetual license fee associated with providing the initial warranty is unbundled from the perpetual license fee and deferred and recognized ratably over the warranty period. Maintenance billed separately is recognized ratably over the term of the agreement. Costs related to maintenance obligations are expensed as incurred.

                 ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

  Revenue from training, support and other service is recognized as the services are performed.

 Cash Equivalents:

  For the purposes of the consolidated statements of cash flows, the Company considers highly liquid deposits in money market funds to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

 Marketable Securities:

  Marketable securities distributed to the Predecessor's sole stockholder during the period from January 1, 1994 through March 13, 1994 were carried at the lower of cost or market. Gains and losses on marketable securities were determined by specific identification.

 Property and Equipment:

  Property and equipment is carried at cost which includes the allocated purchase price for the acquisition described in Note 1. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of assets, which range from three to ten years for the related assets of the Company, and three to forty years for the Predecessor. Repairs and maintenance are charged to expense as incurred. Gains or losses from the sale or retirement of property and equipment are included in the results of operations.

 Capitalized Software:

  Internally developed computer software costs and costs of product enhancements are capitalized subsequent to the determination of technological feasability; such capitalization continues until the product becomes available for general release. Amortization of capitalized software costs, both for internally developed as well as for purchased software products, is computed on a product-by-product basis over the estimated economic life of the product which ranges from three years to five years. Amortization is the greater of the amount computed using (1) the ratio of the current year's gross revenue to the total current and anticipated future gross revenue for that product or (2) the straight-line method over the estimated life of the product.

  The Company periodically reviews the carrying value of capitalized software and impairments are recognized in the results of operations when the expected future undiscounted operating cash flow derived from the capitalized software is less than its carrying value.

 Research and Development Costs:

  Research and development costs are expensed as incurred.

 General and Administrative Expenses:

  Included in general and administrative expenses for the year ended December 31, 1993 is approximately $1.6 million in legal fees and related costs to settle a legal dispute.

 Goodwill and Other Intangible Assets:

  Intangible assets consist of the excess of the purchase cost over the fair value of net assets acquired (goodwill), the ANSYS tradename and a noncompete agreement, which are being amortized on the straight-line method over the estimated useful lives of these assets. The Company periodically evaluates the carrying value of goodwill, which is being amortized over three years, based on whether the goodwill is recoverable from expected future undiscounted operating cash flows of the related business. Additionally, the Company periodically reviews the carrying value of other intangible assets and will recognize impairments when the expected future operating cash flow derived from such intangible assets is less than their carrying value.

                 ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

 Debt Issuance Costs:

  Debt issuance costs, which were incurred by the Company in connection with the borrowings under the credit facilities agreement (see Note 6), are deferred and amortized over the term of the related debt. Debt issuance costs have been included in other intangibles on the consolidated balance sheet.

 Concentrations of Credit Risk:

  The Company invests its cash primarily in deposits and money market funds with commercial banks. The Company has not experienced any losses to date on its invested cash.

  The Company has a concentration of credit risk with respect to trade receivables because of the limited number of distributors through which the Company sells its products. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

  During 1995, sales by distributors comprised approximately 97% of the Company's total revenue, with two distributors accounting for approximately 15% and 10% of total revenue.

 Income Taxes:

  The Company and its wholly-owned subsidiaries are "C" corporations. Deferred tax assets and liabilities are determined based on temporary differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

  SASI and Compuflo, Inc., prior to its merger with SASI, were "S" corporations. These entities and the limited partnership, which owns the building leased by the Company, were not subject to federal and state income tax. Accordingly, the federal and state income tax liabilities were borne by the respective stockholders or partners.

 Foreign Currency Transactions:

  Certain of the Company's sales transactions are denominated in foreign currencies. These transactions are translated to U.S. dollars at the exchange rate on the transaction date. Accounts receivable in foreign currencies at year-end are translated at the effective exchange rate on that date. The unrealized exchange loss or gain resulting from the translation as of year-end is included in the results of operations.

 Use of Estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the amounts of revenues and expenses during the reported periods. Actual results could differ from the estimates.

 Net Income (Loss) Per Share:

  Net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares are not included in the per share calculations where their inclusion would be antidilutive, except that, in accordance with certain Securities and Exchange Commission (SEC) Staff Accounting Bulletins, common and common equivalent shares issued within 12 months of the initial filing date of this registration statement have been included in the calculation as if they were outstanding for all prior periods presented, using the treasury stock method and the anticipated initial public offering (IPO) price. Such shares totaled 690,680 and are included in the shares used in computing per common

                 ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

share amounts for all periods presented. Common equivalent shares consist of the common shares issuable upon the exercise of stock options (using the treasury stock method). Primary and fully diluted net income (loss) per share are the same for all periods presented. All references in the accompanying consolidated financial statements to the number of shares of common stock have been retroactively restated to reflect the stock split discussed in Note 18.


  As the proceeds of the IPO (see Note 18) will be used to repay the Company's senior term loan, subordinated notes and associated deferred interest notes, and redeemable preferred stock, the following pro forma information for the year ended December 31, 1995 and for the three month period ended March 31, 1996 is presented:

                                               YEAR ENDED     THREE MONTHS ENDED
                                            DECEMBER 31, 1995   MARCH 31, 1996
                                            ----------------- ------------------
                                               (UNAUDITED)       (UNAUDITED)
Net loss..................................     $(1,579,732)      $  (201,072)
Pro forma adjustments to reflect repayment
 of long term debt and redeemable
 preferred stock from proceeds on January
 1, 1995..................................         627,988           (28,227)
                                               -----------       -----------
Pro forma net loss........................     $  (951,744)      $  (229,299)
                                               ===========       ===========
Pro forma weighted average shares
 outstanding..............................      12,261,000        12,457,000
Add: Additional pro forma shares required
 to repay long-term debt and redeemable
 preferred stock (assuming an IPO price of
 $13 per share)...........................       3,190,000         3,190,000
                                               -----------       -----------
  Total pro forma shares..................      15,451,000        15,647,000
                                               ===========       ===========
Pro forma loss per share..................          $(0.06)           $(0.01)
                                                    ======            ======

 New Accounting Pronouncements:

  In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." The new standard is effective for fiscal year 1996. Management believes that the implementation of the standard will not have a material effect on its consolidated financial statements.

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." The new standard, which is effective for fiscal year 1996, requires the Company to adopt either a recognition method or a disclosure-only approach of accounting for stock based employee compensation plans. Management intends to adopt the disclosure-only approach and, as such, does not believe that the implementation of the standard will have a material effect on its consolidated financial statements.

 Interim Consolidated Financial Statements (Unaudited):

  The unaudited consolidated balance sheet as of March 31, 1996 and the unaudited consolidated statements of operations and cash flows for the three months ended March 31, 1995 and 1996, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and include all significant adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The data disclosed in these notes to the consolidated financial statements for these periods are also unaudited. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996.

               ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

3. PROPERTY AND EQUIPMENT:

  Property and equipment consisted of the following:

                                               DECEMBER 31,
                                           ----------------------   MARCH 31,
                                              1994        1995        1996
                                           ----------  ----------  -----------
                                                                   (UNAUDITED)
Equipment................................. $  987,897  $1,721,174  $ 1,787,497
Computer equipment and software...........    470,263   1,557,117    1,602,116
Furniture.................................    256,259     265,751      265,751
Leasehold improvements....................    515,797     530,073      530,073
                                           ----------  ----------  -----------
                                            2,230,216   4,074,115    4,185,437
Less: accumulated depreciation and
amortization..............................   (186,899)   (910,710)  (1,199,986)
                                           ----------  ----------  -----------
                                           $2,043,317  $3,163,405  $ 2,985,451
                                           ==========  ==========  ===========

  Depreciation expense was approximately $690,000 for the year ended December 31, 1993; $127,000 for the period January 1, 1994 through March 13, 1994; $186,000 for the period March 14, 1994 through December 31, 1994; $877,000 for the year ended December 31, 1995; and $125,000 and $231,000 for the three months ended March 31, 1995 and 1996, respectively.

  During January 1996, the Company approved plans to move into new corporate office facilities on or about February 15, 1997 (see Note 14). Accordingly, the Company reduced the estimated useful life of the leasehold improvements maintained on its existing facilities through the anticipated move date. This resulted in an increase in depreciation expense of $108,000 for the year ended December 31, 1995 and $32,000 for the three months ended March 31, 1996.

4. OTHER INTANGIBLE ASSETS:

  The components of other intangible assets were as follows:

                         ESTIMATED      DECEMBER 31,
                          USEFUL   -----------------------   MARCH 31,
                           LIVES      1994        1995         1996
                         --------- ----------  -----------  -----------
                                                            (UNAUDITED)
Trade names.............     10    $1,824,268  $ 1,824,268  $ 1,824,268
Noncompete agreement....      5     1,000,000    1,000,000    1,000,000
Debt issuance costs.....      5       925,000      925,000      925,000
Other...................      3       179,000      179,000      179,000
                                   ----------  -----------  -----------
                                    3,928,268    3,928,268    3,928,268
Less: accumulated
amortization............             (493,691)  (1,120,900)  (1,277,675)
                                   ----------  -----------  -----------
                                   $3,434,577  $ 2,807,368  $ 2,650,593
                                   ==========  ===========  ===========

5.LINE OF CREDIT:

  The Company has a $1,000,000 revolving line of credit with a bank under a credit facilities agreement, which is available through June 1, 1997. Borrowings under the revolving line of credit bear interest at the bank's prime rate (8.5% at December 31, 1995) plus 1%. There were no borrowings outstanding under this line of credit during 1994, 1995 and 1996.

                 ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

6. LONG-TERM DEBT:

  Long-term debt consisted of the following:

                                                  DECEMBER 31,
                                             -----------------------  MARCH 31,
                                                1994        1995        1996
                                             ----------- ----------- -----------
                                                                     (UNAUDITED)
Senior term loan............................ $26,000,000 $21,000,000 $19,750,000
Subordinated notes..........................  15,450,000  15,450,000  15,450,000
Deferred interest notes.....................   1,246,356   1,754,301   1,754,301
                                             ----------- ----------- -----------
                                              42,696,356  38,204,301  36,954,301
Less current portion........................   5,000,000   5,000,000   5,250,000
                                             ----------- ----------- -----------
Long-term Debt.............................. $37,696,356 $33,204,301 $31,704,301
                                             =========== =========== ===========

  The Company's bank credit facilities agreement includes a $28,000,000 term loan which is payable in quarterly principal installments through December 31, 1998. The term loan agreement also provides for additional principal payments based on 75% of the Company's excess cash flow, as defined in the loan agreement. No such payment was required for 1994. For 1995, the required payment of $890,000 was waived by the bank.

  As part of the credit facilities agreement, all of the Company's assets have been pledged as collateral. The agreement contains covenants which, among other matters, restrict or limit the ability of the Company to pay dividends, incur indebtedness, merge, acquire or sell assets and make capital expenditures. The Company must also maintain certain financial ratios regarding interest coverage, leverage and net worth, among other restrictions.

  The Company can elect to change the interest rate on the term loan from the bank's prime rate plus 1% to the bank's Eurodollar rate plus 3% on a 30, 60 or 90 day basis. At December 31, 1995, the interest rate in effect was the bank's Eurodollar rate (5.67% at December 31, 1995) plus 3%. The term loan had a weighted average interest rate during 1994 of 8.36% and during 1995 of 9.56%. The Company entered into an interest rate cap agreement with a bank to mitigate the fluctuations of variable rates. This agreement resulted in a fixed interest rate of 9% on $14,000,000 of the principal through March 31, 1997.

  The Company issued $15,000,000 of subordinated notes to certain stockholders in connection with the acquisition described in Note 1. In July 1994, the Company issued an additional $450,000 of subordinated notes to other stockholders. The notes are subordinated to the senior term loan and bear interest at 10%, with interest payable annually in arrears on May 1 of each year with the first such payment due on May 1, 1995. One-half of the initial principal amount of the notes and accrued but unpaid interest are due on April 14, 1999 with the remaining principal and accrued but unpaid interest due on April 14, 2000. The notes are subject to mandatory repayment in the event of a change in control or a qualified IPO, both as defined in the related agreements. To the extent the Company is prohibited from making subordinated note interest payments by the terms of its bank credit facilities agreement, the Company is required to issue deferred interest notes, subject to the same terms as the subordinated notes. At December 31, 1994 and 1995, in accordance with such payment provisions, accrued interest on the subordinated notes in the amount of $1,246,356 and $1,754,301 were converted into deferred interest notes.

                 ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

6. LONG-TERM DEBT, CONTINUED:

  Statement of Financial Accounting Standards No. 107 requires disclosure about fair value for all financial instruments. Based on interest rates currently available, management believes that the carrying amount of the long-term debt is a reasonable estimation of fair value. The carrying value of the interest rate cap is not materially different than fair value.

  The scheduled aggregate maturities of total long-term debt are $5,000,000 in 1996, $6,000,000 in 1997, $10,000,000 in 1998, $8,602,000 in 1999 and
$8,602,000 in 2000.

7. INCOME TAXES:

  The provision (benefit) for income taxes is comprised of the following:

                                       DECEMBER 31,             MARCH 31,
                                  ------------------------  -------------------
                                     1994         1995        1995      1996
                                  -----------  -----------  --------  ---------
                                                               (UNAUDITED)
Current:
  Federal........................ $    86,000  $   680,000        --  $ 339,000
  State..........................          --        5,000        --     25,000
  Foreign........................     488,000      637,000  $124,000    105,000
Deferred:
  Federal........................  (1,491,000)  (2,115,000) (719,000)  (595,000)
                                  -----------  -----------  --------  ---------
    Total........................ $  (917,000) $  (793,000) (595,000) $(126,000)
                                  ===========  ===========  ========  =========

  The reconciliation of the federal statutory tax rate to the consolidated effective tax rate is as follows:

                                                   DECEMBER 31,     MARCH 31,
                                                   --------------  ------------
                                                    1994    1995   1995   1996
                                                   ------  ------  -----  -----
                                                                   (UNAUDITED)
Federal statutory tax rate........................   34.0%   34.0%  34.0%  34.0%
State income taxes, net of federal benefit........     --     0.5     --    4.7
Research and experimentation credit...............   (0.1)   (1.1)  (0.6)  (0.2)
                                                   ------  ------  -----  -----
                                                     33.9%   33.4%  33.4%  38.5%
                                                   ======  ======  =====  =====

                 ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

7. INCOME TAXES, CONTINUED:

  The components of net deferred tax assets and liabilities are as follows:

                                                   DECEMBER 31,
                                               ---------------------  MARCH 31,
                                                  1994       1995       1996
                                               ---------- ---------- -----------
                                                                     (UNAUDITED)
Deferred tax assets:
  Goodwill.................................... $1,560,000 $2,854,000 $3,178,000
  Capitalized software........................  2,595,000  3,884,000  4,206,000
  Other intangible assets.....................    270,000    320,000    333,000
  Allowance for doubtful accounts.............    221,000    238,000    242,000
  Accrued expenses and liabilities............     57,000    118,000    116,000
  Tax credits.................................    420,000         --         --
                                               ---------- ---------- ----------
                                                5,123,000  7,414,000  8,075,000
                                               ---------- ---------- ----------
Deferred tax liability:
  Property and equipment......................     24,000    202,000    200,000
  Other.......................................     72,000     70,000    138,000
                                               ---------- ---------- ----------
                                                   96,000    272,000    338,000
                                               ---------- ---------- ----------
    Net deferred tax asset.................... $5,027,000 $7,142,000 $7,737,000
                                               ========== ========== ==========

  Based upon the Company's current and historical taxable income and the anticipated level of future taxable income, management believes it is more likely than not that all of the deferred tax assets will be realized. Accordingly, no valuation allowance has been established against the deferred tax assets.

8. REDEEMABLE PREFERRED STOCK:

  The Company is authorized to issue 10% cumulative redeemable preferred stock. There are no voting rights associated with this class of stock. The preferred stock is redeemable at the option of the Company or upon a change of control or a qualified IPO, both as defined in the preferred stock instruments, at $10,000 per share plus all accumulated but unpaid dividends. Each share of preferred stock is subject to annual cumulative dividend requirements of $1,000 per share, which began to accumulate on the date of issuance and are payable in arrears as of January 1 of each year, beginning January 1, 1995.

  Dividends accumulated, but unpaid, accumulate additional dividends at 10% per annum. All unpaid dividends compound semi-annually on January 1 and July 1 of each year, until such dividends are paid. At December 31, 1994, 1995 and March 31, 1996, accumulated but unpaid dividends amounted to $326,882, $772,388 and $873,977, respectively. The preferred shares have a liquidation preference equal to $10,000 per share plus all accumulated and unpaid dividends.

9. COMMON STOCK:

  The Company is authorized to issue shares of $.01 par value voting common stock and shares of $.01 par value nonvoting Class A common stock. Shares of common stock and Class A common stock, apart from voting rights, have equal rights in liquidation and with respect to dividends. Upon the closing of an IPO of the Company's common stock, each Class A share automatically converts into one share of common stock.

  Certain holders of the Company's common stock have entered into transfer restrictions and co-sale agreements with the Company. Among other provisions, the agreements restrict the transfer of common stock and allow for repurchase by the Company at the original purchase price, in the event that the restricted shares are offered for sale or upon cessation of employment of the holder with the Company. Effective upon the closing of the proposed IPO (see
Note 18), these co-sale rights and the transfer restrictions terminate.

                 ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

10. PENSION AND PROFIT-SHARING PLANS:

  The Company maintains and the Predecessor maintained both a money purchase pension plan and a profit-sharing plan for all qualifying full-time employees. The plans are noncontributory. The pension plan requires the Company to contribute 20% of each participant's compensation annually while the profit-sharing contribution is determined annually by the Board of Directors, subject to a maximum limitation of 5% of eligible compensation.

  Pension expense was $1,747,000 for the year ended December 31, 1993; $317,000 for the period January 1, 1994 through March 13, 1994; $1,318,200 for the period March 14, 1994 through December 31, 1994; $1,500,400 for the year ended December 31, 1995 and $420,600 and $519,200 for the three-month periods ended March 31, 1995 and 1996, respectively. Additionally, profit-sharing expense was $380,000 for the year ended December 31, 1993; $85,000 for the period January 1, 1994 through March 13, 1994; $322,000 for the period March 14, 1994 through December 31, 1994; $345,700 for the year ended December 31, 1995 and $105,200 and $109,700 for the three-month periods ended March 31, 1995 and 1996, respectively.

11. DEFERRED COMPENSATION:

  The Predecessor had a deferred compensation agreement with two executives. One agreement provided for the payment of $52,500 per year for 10 years upon the executive's retirement at age 65. The other agreement provided for the payment of $26,300 per year for 10 years upon the executive's retirement at age of 65. The Predecessor expensed the present value of the payments at the time of retirement equally over the employment period in which the compensation is expected to be earned. The deferred compensation expense was $18,232 for the year ended December 31, 1993 and $3,596 for the period from January 1, 1994 through March 13, 1994. The liability associated with the deferred compensation agreement was not assumed by the Company in connection with the acquisition described in Note 1.

12. NONCOMPETE AND EMPLOYMENT AGREEMENTS:

  The Company has entered into noncompete agreements with certain holders of the Company's common stock, including the sole stockholder of SASI. The agreements preclude the stockholders from competing either directly or indirectly with the company for a period ranging from one to three years subsequent to termination.

  The Company has entered into employment agreements with the chief executive officer and another senior executive (who was the sole stockholder of SASI). The terms of the agreements are substantially similar except with respect to minimum annual base salary. In the event the chief executive officer is terminated without cause, his employment agreement provides for severance at the annual rate of $300,000 for the later of a period of one year after termination or when he accepts other employment. In the event the other senior executive is terminated without cause, his employment agreement provides that the Company will continue to pay his base salary of $228,000, subject to specified cost of living increases, through the later of March 14, 1999 or six months from the date of termination. The chief executive officer and the other senior executive are subject to one and three-year restrictions on competition, respectively, with the Company following termination of employment under the circumstances described in each contract.

13. STOCK OPTION AND GRANT PLAN:

  In February 1994, the Company's Board of Directors adopted and the stockholders subsequently approved the 1994 Stock Option and Grant Plan (1994 Stock Plan) under which 868,110 shares of common stock have been reserved for issuance upon exercise of currently outstanding options. Under the 1994 Stock Plan, the Company may issue or sell shares of common stock with or without restrictions (restricted stock) and grant either incentive stock options (Incentive Options) or nonqualified stock options (Non-Qualified Options). The 1994

                 ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

13. STOCK OPTION AND GRANT PLAN, CONTINUED:

Stock Plan provides that (i) the exercise price of an incentive stock option must be no less than the fair value of the relevant stock at the date of grant, and (ii) the exercise price of an optionee who possesses more than 10% of the total combined voting power of all classes of stock must be no less than 110% of the fair market value of the stock at the time of grant. The Board of Directors has the authority to set expiration dates no longer than ten years from the date of grant (or five years for an optionee who meets the 10% criteria), payment terms and other provisions of each grant. Shares associated with unexercised options or repurchased shares of common stock become available for options or issuances under the Plan. The Compensation Committee of the Board of Directors may, in its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the 1994 Stock Plan may be exercised or vest. In the event of a merger of the Company, or the sale of substantially all of the assets of the Company, the Board of Directors has the discretion to accelerate the vesting of the options granted under the 1994 Stock Plan, except that 40,000 Non-Qualified Options held by independent directors (Independent Directors) vest automatically in such circumstances. In addition, the 1994 Stock Plan and the grants issued thereunder terminate upon the effectiveness of any such transaction or event, unless provision is made in connection with such transaction for the assumption of grants theretofore made. No options or issuances may be granted or made after March 14, 2004. In addition, the Company does not intend to make any further grants or issuances under the 1994 Plan after the effective date of the planned initial public offering (see Note
17).

  During 1994, the Company issued 1,289,750 shares of restricted common stock to certain officers, employees and a member of the Board of Directors. In addition, during 1995 and for the three months ended March 31, 1996, the Company issued 30,000 and 135,860 shares, respectively, of restricted common stock to certain officers and members of the Board of Directors. Substantially all shares of restricted stock and all of the options were issued at the estimated market value of the Company's common stock at the time of issuance. The recipients of the restricted stock are required to continue in the employment or service of the Company for periods up to five years after the date of issuance for ownership to vest and provide for repurchase by the Company at the original purchase price in the event of the termination of employment prior to vesting. In addition, 135,860 shares of restricted stock provide for accelerated vesting, in the event of a sale of the Company or the attainment of specified valuations for the Company's common stock. Upon termination of employment, the Company repurchased 54,850 shares of restricted stock from employees in 1994 and 8,000 shares during the three month period ended March 31, 1996.

  Restricted stock purchases, grants and option activity under the 1994 Stock Plan, and the issuance of 50,000 shares of restricted stock to members of the Board of Directors under separate agreements, are summarized as follows:

                 ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

13. STOCK OPTION AND GRANT PLAN, CONTINUED:

                                 RESTRICTED STOCK           STOCK OPTIONS
                               ------------------------ -----------------------
                               NUMBER OF     RANGE OF   NUMBER OF    RANGE OF
                                SHARES      ISSUE PRICE  OPTIONS   OPTION PRICE
                               ---------    ----------- ---------  ------------
Outstanding at March 14, 1994
(date of acquisition).........        --            --         --           --
Issued/Granted................ 1,289,750     $ .01-.40    960,000   $      .11
Exercised.....................        --            --         --           --
Repurchased/canceled..........        --            --         --           --
                               ---------     ---------  ---------   ----------
Outstanding at December 31,
1994.......................... 1,289,750       .01-.40    960,000          .11
Issued/Granted................    30,000           .40    315,000          .40
Exercised.....................        --            --         --           --
Repurchased/canceled..........   (54,850)      .01-.40         --           --
                               ---------     ---------  ---------   ----------
Outstanding at December 31,
1995.......................... 1,264,900       .01-.40  1,275,000     .11 -.40
Issued/Granted................ 1,095,860(1)       2.40    234,110    1.28-2.40
Exercised.....................        --            --   (960,000)         .11
Repurchased/canceled..........    (8,000)          .10     (1,000)         .40
                               ---------     ---------  ---------   ----------
Outstanding at March 31, 1996
(unaudited)................... 2,352,760     $.01-2.40    548,110   $ .11-2.40
                               =========     =========  =========   ==========
Exercisable at:
  December 31, 1994...........   219,160                       --
                               =========                =========
  December 31, 1995...........   471,340                       --
                               =========                =========
  March 31, 1996 (unaudited)..   502,660                       --
                               =========                =========

- --------
(1) Includes 960,000 options exercised by the sole stockholder of SASI. The shares received upon such exercise are restricted subject to repurchase by the Company in certain circumstances and vest in March 1998 and 1999.

14. LEASES:

  The Company operates from facilities it leases from a joint venture held by the sole stockholder of SASI and a corporate officer of SASI. Due to the common ownership with SASI, the accounts and results of operations of the joint venture were combined with the financial statements of SASI prior to the acquisition described in Note 1. As a result of the acquisition, the Company accounts for the lease, which provides for monthly rentals of approximately $69,000 through March 1997, as an operating lease.

  The Company incurred lease rental expense related to this lease agreement of $628,000 for the period March 14, 1994 through December 31, 1994, $838,700 for the year ended December 31, 1995 and $209,700 for each of the three-month periods ended March 31, 1995 and 1996, respectively.

  In January 1996, the Company entered into a lease agreement with an unrelated third party for a new corporate office facility. The Company anticipates moving into its new facility on or about February 15, 1997. The lease agreement is for ten years, with an option for five additional years, and includes a rental acceleration at the end of the fifth and tenth years. Future minimum lease payments under the facility lease are $1,226,500 per annum for 1997 through 2001.

  The Company and the Predecessor also entered into various noncancelable operating leases for equipment. Lease rental expense related to these leases totaled $698,000 for the year ended December 31, 1993; $138,000 for the period January 1, 1994 to March 13, 1994; $656,900 for the period March 14, 1994 through December

                 ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

14. LEASES, CONTINUED:

31, 1994 and $889,300 for the year ended December 31, 1995 and $196,700 and $342,200 for the three months ended March 31, 1995 and 1996, respectively. Future minimum lease payments under operating leases for equipment in effect at December 31, 1995 are as follows: 1996-$1,226,000 and 1997-$154,000.

15. ROYALTY AGREEMENTS:

  In 1995, the Company entered into various renewable nonexclusive license agreements under which the Company has been granted access to the licensor's patent technology and the right to sell the patent technology in the Company's product line. Royalty fees, which are included in cost of sales, were approximately $114,000 for the year ended December 31, 1995 and $15,000 for the three months ended March 31, 1996.

16. RELATED PARTY TRANSACTIONS:

  In 1993, the Predecessor paid $600,000 and exchanged a note receivable and accrued interest in the amount of $1,055,483 for the purchase of a software license agreement from a company in which the stockholder is a board member.

  Due from Predecessor stockholder arising from the acquisition described in
Note 1 was collected in 1995.

  In connection with his initial employment, the Company's Chief Executive Officer purchased 626,000 restricted shares of common stock in July 1994 for a cash purchase price of $250,000 with proceeds from a loan from the Company evidenced by a promissory note bearing interest at 8.23% and maturing on July 8, 2006. The promissory note is collateralized by a pledge of the shares purchased with the proceeds of the loan. The shares purchased by the Chief Executive Officer vest on a monthly basis over a five-year period.

  In addition, other officers of the Company purchased restricted shares of common stock with proceeds from loans from the Company. The loans, which totaled $64,000 in 1994 and $20,000 in 1995, have terms similar to the promissory note described above.

  Due from officers at March 31, 1996 of $431,664 relate to the purchase of restricted shares of common stock in March 1996 was collected in April 1996.

17. GEOGRAPHIC INFORMATION:

  Revenue by geographic area consists of the following:

                             NORTH                PACIFIC       OTHER
                            AMERICA     EUROPE      RIM     INTERNATIONAL    TOTAL
                          ----------- ---------- ---------- ------------- -----------
Year ended December 31,
 1993...................  $15,305,040 $9,862,026 $4,945,013  $1,492,003   $31,604,082
Period from January 1,
 1994 through March 13,
 1994...................    3,153,216  2,364,912    656,920     394,151     6,569,199
Period from March 14,
 1994 through
 December 31, 1994......   12,250,247  8,099,723  4,679,895   1,223,791    26,253,656
Year ended December 31,
 1995...................   18,721,970 12,262,980  6,054,990   2,575,995    39,615,935
Three months ended March
 31, 1995...............    3,706,330  2,571,923  1,798,645     149,053     8,225,951
Three months ended March
 31, 1996...............    5,192,198  3,354,128  1,522,058     665,025    10,733,409

                 ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

18. SUBSEQUENT EVENTS:

  On April 19, 1996, the Board of Directors authorized management of the Company to file a registration statement with respect to a proposed initial public offering by the Company of up to 3,500,000 shares of common stock. The net proceeds will be applied to repay outstanding senior secured indebtedness, subordinated notes and redeemable preferred stock, including all associated accrued or accumulated and unpaid interest and dividends.

  In addition on April 19, 1996, the Board of Directors approved a ten-for-one stock split of the Company's common stock, effected in the form of a stock dividend, paid on or about April 30, 1996. All references in the accompanying consolidated financial statements to the number of shares of common stock have been retroactively restated to reflect this stock split. The Board of Directors also, on April 19, 1996, authorized an increase of the number of authorized shares of common stock to 50,000,000 shares and authorized 2,000,000 shares of undesignated preferred stock issuable in one or more series by the Board of Directors.

  On April 19, 1996, the Board of Directors granted 320,000 options to certain officers, employees and directors of the Company. The options expire ten years from the date of grant. 310,000 options are exercisable at $10 per share and vest ratably over a period of four years, and the remaining 10,000 options are exercisable at $11 per share and vest ratably over a period of four years.

  The 1996 Stock Option and Grant Plan (1996 Stock Plan), adopted by the Board of Directors on April 19, 1996 and subsequently approved by the Company's stockholders, will become effective upon completion of the proposed offering. The 1996 Stock Plan permits (i) the grant of Incentive Options, (ii) the grant of Non-Qualified Options, (iii) the issuance or sale of common stock with or without vesting or other restrictions (Stock Grants) (iv) the grant of common stock upon the attainment of specified performance goals (Performance Share Awards), and (v) the grant of the right to receive cash dividends with the holders of the Common Stock as if the recipient held a specified number of shares of the common stock (Dividend Equivalent Rights). These grants may be made to officers and other employees, consultants and key persons of the Company and its subsidiaries. In addition, Independent Directors will automatically be eligible for certain grants under the 1996 Stock Plan, as described below. The 1996 Stock Plan provides for the issuance of 2,250,000 shares of common stock, of which no more than 300,000 shares may be issued to Independent Directors. On and after the date the 1996 Stock Plan becomes subject to Section 162(m) of the Internal Revenue Code of 1986, as amended, options with respect to no more than 300,000 shares of common stock may be granted to any one individual in any calendar year. No options or other grants have been granted under the 1996 Stock Plan.

  The 1996 Stock Plan is administered by the Compensation Committee. Subject to the provisions of the 1996 Stock Plan, the Compensation Committee has full power to determine from among the persons eligible for grants under the 1996 Stock Plan (i) the individuals to whom grants will be granted, (ii) the combination of grants to participants and (iii) the specific terms of each grant. Incentive Options may be granted only to officers or other employees of the Company or its subsidiaries including members of the Board of Directors who are also employees of the Company or its subsidiaries.

  The option exercise price of each option granted under the 1996 Stock Plan is determined by the Compensation Committee but, in the case of Incentive Options may not be less than 100% of the fair market value of the underlying shares on the date of grant and may not be exercisable more than ten years from the date the option is granted. If any employee of the Company or any subsidiary owns or is deemed to own at the date of grant shares of stock representing in excess of 10% of the combined voting power of all classes of stock of the Company or any subsidiary, the exercise price for options granted to such employee may not be less than 110% of the fair market value of the underlying shares on that date and the option may not be exercisable more than five years from the date the option is granted. No option may be exercised subsequent to the termination of the optionee's employment or other business relationship with the Company unless otherwise determined by the

                 ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

18. SUBSEQUENT EVENTS, CONTINUED:

Compensation Committee or provided in the option agreement. At the discretion of the Compensation Committee, any option may include a "reload" feature, pursuant to which an optionee exercising an option receives in addition to the number of shares of common stock due on the exercise of such an option an additional option with an exercise price equal to the fair market value of the common stock on the date such additional option is granted. Upon the exercise of options, the option exercise price must be paid in full either in cash or, in the sole discretion of the Compensation Committee, by delivery of shares of common stock already owned by the optionee.

  The 1996 Stock Plan also permits Stock Grants, Performance Share Awards and grants of Dividend Equivalent Rights. Stock Grants and Performance Share Awards may be made to persons eligible under the 1996 Stock Plan, subject to such conditions and restrictions as the Compensation Committee may determine. Prior to the vesting of shares, recipients of Stock Grants generally will have all the rights of a stockholder with respect to the shares, including voting and dividend rights, subject only to the conditions and restrictions set forth in the 1996 Stock Plan or in any agreement. In the case of Performance Share Awards, the issuance of shares of common stock will occur only after the recipient has satisfied the conditions and restrictions set forth in the 1996 Stock Plan or in any agreement. The Compensation Committee may also make Stock Grants to persons eligible under the 1996 Stock Plan in recognition of past services or other valid consideration, or in lieu of cash compensation. In addition, the Compensation Committee may grant Dividend Equivalent Rights in conjunction with any other grant made pursuant to the 1996 Stock Plan or as a free standing grant. Dividend Equivalent Rights may be paid currently or deemed to be reinvested in additional shares of common stock, which may thereafter accrue further dividends.

  The Compensation Committee may, in its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the 1996 Stock Plan may be exercised or vest. In the event of a merger, liquidation or sale of substantially all of the assets of the Company, the Board of Directors has the discretion to accelerate the vesting of options granted under the 1996 Stock Plan, except that options granted to Independent Directors as described below automatically accelerate in such circumstances. The 1996 Stock Plan and the grants issued thereunder terminate upon the effectiveness of any such transaction or event, unless provision is made in connection with such transaction for the assumption of grants theretofore made.

  The 1996 Stock Plan provides for the automatic grant of Non-Qualified Options to Independent Directors. Under such provisions, options to purchase that number of shares of common stock determined by dividing $200,000 by the Option Exercise Price (as defined below) will be granted to each individual who first becomes a member of the Board of Directors after the closing date of the proposed offering and who is not then an employee of the Company or any subsidiary of the Company. In addition, on the date five business days following each annual meeting of stockholders of the Company commencing with the meeting to be held in 1997, each Independent Director who is then serving will be granted an option to purchase that number of shares of common stock determined by dividing $75,000 by the Option Exercise Price. The Option Exercise Price of options granted to Independent Directors under the 1996 Stock Plan will equal the lesser of (i) the last reported sale price per share of common stock on the date of grant (or if no such price is reported on such date, such price on the nearest preceding date on which such a price is reported) or (ii) the average of the last reported sales price per share of common stock as published in The Wall Street Journal for a period of ten consecutive days prior to such date. Options granted to Independent Directors under the foregoing provisions will vest in annual installments over four years commencing with the date of grant and will expire ten years after grant, subject to earlier termination if the optionee ceases to serve as a director. The exercisability of these options will be accelerated upon the occurrence of a merger, liquidation or sale of substantially all of the assets of the Company.

                 ANSYS, INC. AND SUBSIDIARIES AND PREDECESSOR

18. SUBSEQUENT EVENTS, CONTINUED:

  The Company's 1996 Employee Stock Purchase Plan (Purchase Plan) was adopted by the Board of Directors on April 19, 1996 and was subsequently approved by the Company's stockholders. Up to 210,000 shares of common stock may be issued under the Purchase Plan. The Purchase Plan is administered by the Compensation Committee. The first offering under the Purchase Plan will begin on August 1, 1996 and end on January 31, 1997. Subsequent offerings will commence on each February 1 and August 1 thereafter and will have a duration of six months. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering period are eligible to participate in the Purchase Plan. An employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of stock of the Company may not participate in the Purchase Plan.

  During each offering, an employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 960 shares (as adjusted by the Compensation Committee from time to time). Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase common stock on the last business day of the period at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock in any calendar year. No common stock has been issued to date under the Purchase Plan.

                       Behind it all, there's ANSYS/(R)/

Motion Picture Industry

                                                 [PHOTO OF IMAX EQUIPMENT]
Imax Corporation is a leader in
giant-screen film technology.
Imax uses advanced equipment to
precisely control the film, a critical
factor in the clarity of its images.
Imax engineers use ANSYS
software to optimize and improve
the design of their equipment,
such as projector components.



Consumer Appliances

                                                 [PHOTO OF IRON]

Black & Decker uses advanced
technology in the development of
its new commercial and household
appliances. For instance, the
company's engineers used ANSYS
software to reduce the weight
of the SurgeXpress iron, while
increasing its steam output.



Electronics Packaging

                                                [PHOTO OF ELECTRONIC COMPONENTS)

Motorola's Semiconductor Product
Sector manufactures components
that are used in tens of thousands
of products. ANSYS is one of
Motorola's simulation tools used
by many engineers for thermal,
coupled-field thermal/electric,
viscoplastic, static, and dynamic
analyses to ensure products resist
damaging heat build-up while
withstanding vibration, shock,
and temperature changes.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OF-FERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURI-TIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMA-TION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Use of Proceeds...........................................................   12
Dividend Policy...........................................................   12
Capitalization............................................................   13
Dilution..................................................................   14
Selected Consolidated Financial Data......................................   15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   27
Management................................................................   42
Certain Transactions......................................................   51
Principal and Selling Stockholders........................................   53
Description of Capital Stock..............................................   56
Shares Eligible for Future Sale...........................................   59
Underwriting..............................................................   61
Legal Matters.............................................................   62
Experts...................................................................   62
Additional Information....................................................   62
Index to Financial Statements.............................................  F-1

                                  -----------

 UNTIL       , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PAR-TICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOT-MENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                               3,550,000 Shares
                             [LOGO of ANSYS INC.]
                                 Common Stock
                                  -----------

                                  PROSPECTUS

                                  -----------
                              Alex. Brown & Sons
                                 INCORPORATED
                                Cowen & Company
                          Wessels, Arnold & Henderson
                                 Parker/Hunter
                                 INCORPORATED
                                       , 1996
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)

  The following table sets forth the estimated expenses payable by the Company in connection with this offering (excluding underwriting discounts and commissions):

    NATURE OF EXPENSE                                                   AMOUNT
    -----------------                                                  --------
    SEC Registration Fee.............................................. $ 18,456
    NASD Filing Fee...................................................    5,852
    Nasdaq Listing Fee................................................   50,000
    Accounting Fees and Expenses......................................  115,000
    Legal Fees and Expenses...........................................  350,000
    Printing Expenses.................................................  175,000
    Blue Sky Qualification Fees and Expenses..........................   10,000
    Transfer Agent's Fee..............................................    5,000
    Miscellaneous.....................................................  120,692
                                                                       --------
      TOTAL........................................................... $850,000
                                                                       ========

- --------
(1) The amounts set forth above, except for the SEC, NASD and Nasdaq fees, are in each case estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  In accordance with Section 145 of the General Corporation Law of the State of Delaware, Article VII of the Company's Restated Certificate of Incorporation (the "Certificate") provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or
(iv) for any transaction from which the director derived an improper personal benefit. In addition, the Certificate provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

  Article V of the Company's Amended and Restated By-laws (the "By-laws") provides for indemnification by the Company of its officers and certain non-officer employees under certain circumstances against expenses (including attorneys fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the Company if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

  The Company has entered into indemnification agreements with each of its directors reflecting the foregoing provisions of its By-laws and requiring the advancement of expenses in proceedings involving the directors in most circumstances.

  Under Section 8 of the Underwriting Agreement filed as Exhibit 1.1 hereto, the Underwriters have agreed to indemnify, under certain conditions, the Company, its directors, certain officers and persons who control the Company within the meaning of the Securities Act of 1933 against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Set forth in chronological order below is information regarding the number of shares of Common Stock issued, and the number of options granted, by the Registrant since its incorporation in January 1994. Further included is the consideration, if any, received by the Registrant for such shares and options, and information relating to the section of the Securities Act of 1933, as amended (the "Securities Act"), or rule of the Securities and Exchange Commission under which exemption from registration was claimed. The following transactions give effect to the Company's ten-for-one split of its Common Stock, in the form of a stock dividend, which became effective as of April 30, 1996, and the conversion of all Class A (nonvoting) Common Stock into Common Stock upon completion of this offering.

    (1) In February 1994 and March 1994, pursuant to an Investment and Stockholders' Agreement (the "Stockholders' Agreement"), the Company sold an aggregate of (i) 240,300 shares of the Company's Common Stock for an aggregate purchase price of $24,030, (ii) 7,212,500 shares of the Company's Common Stock for an aggregate purchase price of $655,970, (iii) 300.032 shares of the Company's 10% Redeemable Preferred Stock for an aggregate purchase price of $3,000,320 and (iv) 10% Subordinated Notes in the aggregate principal amount of $9.9 million to Advent VII L.P., Advent Atlantic and Pacific II Limited Partnership, Chestnut Capital International III L.P., Chestnut III Limited Partnership, Advent Industrial II Limited Partnership, Advent New York L.P. and TA Venture Investors, L.P.

    (2) In February 1994 and March 1994, pursuant to the Stockholders' Agreement, the Company sold an aggregate of (i) 59,700 shares of the Company's Common Stock for a purchase price of $5,970, (ii) 1,939,500 shares of the Company's Common Stock for a purchase price of $272,168,
  (iii) 79.968 shares of the Company's 10% Redeemable Preferred Stock for a purchase price of $799,680 and (iv) a 10% Subordinated Note in the principal amount of $4.3 million to Dr. John A. Swanson.

    (3) In March 1994, pursuant to the Stockholders' Agreement, the Company sold an aggregate of (i) 548,000 shares of the Company's Common Stock for a purchase price of $50,000, (ii) 20 shares of the Company's 10% Redeemable Preferred Stock for a purchase price of $200,000 and (iii) a 10% Subordinated Note in the principal amount of $750,000 to Marcia S. Morton.

    (4) In July 1994, the Company sold (i) 10,000 shares of the Company's Common Stock for a purchase price of $10,000, (ii) 4 shares of the Company's 10% Redeemable Preferred Stock for a purchase price of $40,000 and (iii) a 10% Subordinated Note in the principal amount of $150,000 to each of Samuel P. Geisberg, Steven C. Walske and Louis J. Volpe.

    (5) In July 1994, pursuant to a Restricted Stock Agreement, the Company sold 626,000 shares of the Company's Common Stock for a purchase price of $250,000 to Peter J. Smith.

    (6) In July 1994, pursuant to Restricted Stock Agreements, the Company granted an aggregate of 269,500 shares of the Company's Common Stock to certain members of management and key employees of the Company in consideration of services.

    (7) In September 1994, pursuant to Restricted Stock Agreements, the Company sold an aggregate of 4,250 shares of the Company's Common Stock for an aggregate purchase price of $425 to certain members of management and key employees of the Company.

    (8) In October 1994, pursuant to Restricted Stock Agreements, the Company sold an aggregate of 190,000 shares of the Company's Common Stock for an aggregate purchase price of $76,000 to certain members of management and key employees of the Company.

    (9) In November 1994, pursuant to Restricted Stock Agreements, the Company sold an aggregate of 120,000 shares of the Company's Common Stock for an aggregate purchase price of $48,000 to certain members of management and key employees of the Company and sold 20,000 shares of the Company's Common Stock for an aggregate purchase price of $200 to Gary B. Eichhorn.

    (10) In November 1994, pursuant to a Restricted Stock Agreement, the Company sold 60,000 shares of the Company's Common Stock for an aggregate purchase price of $24,000 to John M. Sherbin II.

    (11) In December 1995, pursuant to a Restricted Stock Agreement, the Company sold 20,000 shares of the Company's Common Stock for an aggregate purchase price of $8,000 to John F. Smith.

    (12) In December 1995, pursuant to a Restricted Stock Agreement, the Company sold 10,000 shares of the Company's Common Stock for an aggregate purchase price of $4,000 to Gary B. Eichhorn.

    (13) In February 1996, pursuant to a Restricted Stock Agreement, the Company granted 135,860 restricted shares of the Company's Common Stock to Peter J. Smith for an aggregate purchase price of $326,064.

    (14) In March 1996, pursuant to the exercise of options granted in 1994, the Company issued 960,000 shares of the Company's Common Stock for an aggregate exercise price of $105,600 to Dr. John A. Swanson.

    (15) From inception through April 1996, the Company issued options to purchase an aggregate of 1,828,110 (including the option to purchase 960,000 shares issued to Dr. Swanson, as described in the preceding paragraph) shares of the Company's Common Stock to officers, employees, consultants and directors of the Company pursuant to the Company's 1994 Stock Option and Grant Plan at exercise prices ranging from $.11 to $10.00 per share.

  The shares of capital stock and securities issued in the above transactions were offered and sold in reliance upon the exemption from registration under
Section 4(2) of the Securities Act or Regulation D or Rule 701 promulgated under the Securities Act, relative to sales by an issuer not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  Unless otherwise indicated, all exhibits were filed with either the Registration Statement on Form S-1, dated May 1, 1996, or Amendment No. 1 to the Registration Statement on Form S-1, dated May 23, 1996.

   1.1 Form of Underwriting Agreement.
   3.1 Second Amended and Restated Certificate of Incorporation, as amended.
   3.2 Form of Restated Certificate of Incorporation.
  *3.3 By-laws.
   3.4 Form of Amended and Restated By-laws.
   4.1 Specimen certificate for shares of Common Stock, $.01 par value.
   5.1 Opinion of Goodwin, Procter & Hoar llp as to the validity of the securities being offered.
  10.1 1994 Stock Option and Grant Plan, as amended.
  10.2 1996 Stock Option and Grant Plan.
  10.3 Employee Stock Purchase Plan.
  10.4 Asset Purchase Agreement dated as of February 7, 1994 by and among
       SAS Acquisition Corp., SAS Software, Inc. and Dr. John A. Swanson, as amended (excluding schedules, which the Registrant agrees to furnish supplementally to the Commission upon request).
  10.5 Investment and Stockholders' Agreement dated as of February 7,
       1994 by and among SAS Acquisition Corp., SAS Software, Inc., Dr.
       John A. Swanson, the TA Investors (as defined) and Marcia S.
       Morton, as amended (excluding schedules, which the Registrant agrees to furnish supplementally to the Commission upon request).
  10.6 Investment Agreement among SAS Holdings, Inc., the Present
       Investors (as defined), Peter J. Smith and the Parametric
       Investors (as defined) dated July 8, 1994, as amended.
  10.7 Employment Agreement among the Registrant, a subsidiary of the Registrant and Dr. John A. Swanson dated February 7, 1994.
  10.8 Incentive Stock Option Agreement between the Registrant and Dr.
       John A. Swanson dated March 14, 1994, as amended.
  10.9 Agreement Regarding Inventions, Confidentiality and Competitive
       Activities between the Registrant, subsidiaries of the Registrant and Dr. John A. Swanson dated February 7, 1994.
 10.10 Employment Agreement between a subsidiary of the Registrant and Peter J. Smith dated as of March 28, 1994.
 10.11 Restricted Stock Agreement between the Registrant and Peter J.
       Smith dated July 12, 1994.
 10.12 Pledge Agreement between the Registrant and Peter J. Smith dated
       July 12, 1994.
 10.13 Letter Agreement between a subsidiary of the Registrant and Peter
       J. Smith dated July 12, 1994.

 10.14 Promissory Note between the Registrant and Peter J. Smith dated
       July 12, 1994, as amended.
 10.15 Restricted Stock Agreement between the Registrant and Peter J.
       Smith dated February 29, 1996.
 10.16 Incentive Stock Option Agreement between the Registrant and Peter
       J. Smith dated February 29, 1996.
 10.17 Key-Man Executive Life Insurance Policies for Peter J. Smith and
       Dr. John A. Swanson.
 10.18 Lease Agreement between the Registrant, Dr. John A. Swanson and
       Marcia S. Morton and Swanson Analysis Systems, Inc. for the
       Houston, Pennsylvania property.
 10.19 Lease between National Build to Suit Washington County, L.L.C. and the Registrant for the new Southpointe property.
 10.20 Registrant's Pension Plan and Trust, as amended.
 10.21 Form of Director Indemnification Agreement.
    21 Subsidiaries of the Registrant.
  23.1 Consent of Goodwin, Procter & Hoar llp (included in Exhibit 5.1 hereto).
 *23.2 Consent of Coopers & Lybrand L.L.P.
  24.1 Powers of Attorney (included on page II-5 of manually signed copy and page II-4 of conformed copies).

- --------
    * Filed herewith.

(B) FINANCIAL STATEMENT SCHEDULES

  The following schedule is included herewith:

    Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Pennsylvania, on June 7, 1996.

                                          ANSYS, INC.

                                          By: /s/ John M. Sherbin II
                                              ------------------------------
                                                    John M. Sherbin II,
                                                  Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, Amendment No. 2 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

           SIGNATURE                  TITLE                        DATE
           ---------                  -----                        ----
             *                  Chairman, Chief Executive       June 7, 1996
- ------------------------------- Officer and Director
       PETER J. SMITH

/s/ John M. Sherbin II          Chief Financial Officer         June 7, 1996
- ------------------------------- (Principal Financial Officer
     JOHN M. SHERBIN II         and Principal Accounting
                                Officer)

               *                Chief Technologist and
- ------------------------------- Director                        June 7, 1996
      DR. JOHN A. SWANSON

               *
- ------------------------------- Director                        June 7, 1996
      JACQUELINE C. MORBY

               *
- ------------------------------- Director                        June 7, 1996
        ROGER B. KAFKER

               *
- ------------------------------- Director                        June 7, 1996
       GARY B. EICHHORN

               *
- ------------------------------- Director                        June 7, 1996
         JOHN F. SMITH

               *
- ------------------------------- Director                        June 7, 1996
     ROGER J. HEINEN, JR.


* By /s/ John M. Sherbin II
- -------------------------------
        JOHN M. SHERBIN II
         Attorney-in-fact

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
ANSYS, Inc. and Subsidiaries:

  In connection with our audits of the consolidated financial statements of ANSYS, Inc. and Subsidiaries as of December 31, 1994 and 1995 and for the period from March 14, 1994 (date of acquisition) through December 31, 1994 and for the year ended December 31, 1995; and combined financial statements of Swanson Analysis Systems, Inc. for the year ended December 31, 1993 and for the period January 1, 1994 through March 13, 1994, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16 herein.

  In our opinion, this financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

/s/ Coopers & Lybrand L.L.P.
Pittsburgh, Pennsylvania
April 19, 1996

                                                                     SCHEDULE II

                                  ANSYS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

COL. A                     COL. B     COL. C       COL. D       COL. E      COL. F
- ------                    --------- ---------- -------------- ---------- -------------
                                            ADDITIONS
                                    -------------------------
                           BALANCE
                             AT
                          BEGINNING CHARGED TO   CHARGED TO               BALANCE AT
                          OF PERIOD  EXPENSE   OTHER ACCOUNTS DEDUCTIONS END OF PERIOD
                          --------- ---------- -------------- ---------- -------------
Accounts Receivable
 Reserve:
  Year ended December
    31, 1993............  $     --  $1,504,000       --        $754,000    $750,000
  Period from January 1,
    1994 through
    March 13, 1994......   750,000      --           --           --        750,000
  Period from March 14,
    1994 through
    December 31,1994....   750,000      --           --         100,000     650,000
  Year ended December
    31, 1995............   650,000      58,000       --           8,000     700,000
  Three months ended
    March 31, 1996......   700,000      12,500       --           --        712,500

                                 EXHIBIT INDEX

                                                                           PAGE
                                                                           ----
   1.1 Form of Underwriting Agreement.
   3.1 Second Amended and Restated Certificate of Incorporation, as
       amended.
   3.2 Form of Restated Certificate of Incorporation.
  *3.3 By-laws.
   3.4 Form of Amended and Restated By-laws.
   4.1 Specimen certificate for shares of Common Stock, $.01 par value.
   5.1 Opinion of Goodwin, Procter & Hoar llp as to the validity of the securities being offered.
  10.1 1994 Stock Option and Grant Plan, as amended.
  10.2 1996 Stock Option and Grant Plan.
  10.3 Employee Stock Purchase Plan.
  10.4 Asset Purchase Agreement dated as of February 7, 1994 by and among SAS Acquisition Corp., SAS Software, Inc. and Dr. John A.
       Swanson, as amended (excluding schedules, which the Registrant agrees to furnish supplementally to the Commission upon request).
  10.5 Investment and Stockholders' Agreement dated as of February 7,
       1994 by and among SAS Acquisition Corp., SAS Software, Inc., Dr.
       John A. Swanson, the TA Investors (as defined) and Marcia S.
       Morton, as amended (excluding schedules, which the Registrant agrees to furnish supplementally to the Commission upon request).
  10.6 Investment Agreement among SAS Holdings, Inc., the Present
       Investors (as defined), Peter J. Smith and the Parametric
       Investors (as defined) dated July 8, 1994, as amended.
  10.7 Employment Agreement among the Registrant, a subsidiary of the
       Registrant and Dr. John A. Swanson dated February 7, 1994.
  10.8 Incentive Stock Option Agreement between the Registrant and Dr.
       John A. Swanson dated March 14, 1994, as amended.
  10.9 Agreement Regarding Inventions, Confidentiality and Competitive
       Activities between the Registrant, subsidiaries of the Registrant and Dr. John A. Swanson dated February 7, 1994.
 10.10 Employment Agreement between a subsidiary of the Registrant and
       Peter J. Smith dated as of March 28, 1994.
 10.11 Restricted Stock Agreement between the Registrant and Peter J.
       Smith dated July 12, 1994.
 10.12 Pledge Agreement between the Registrant and Peter J. Smith dated
       July 12, 1994.
 10.13 Letter Agreement between a subsidiary of the Registrant and Peter
       J. Smith dated July 12, 1994.
 10.14 Promissory Note between the Registrant and Peter J. Smith dated
       July 12, 1994, as amended.
 10.15 Restricted Stock Agreement between the Registrant and Peter J.
       Smith dated February 29, 1996.
 10.16 Incentive Stock Option Agreement between the Registrant and Peter
       J. Smith dated February 29, 1996.
 10.17 Key-Man Executive Life Insurance Policies for Peter J. Smith and
       Dr. John A. Swanson.
 10.18 Lease Agreement between the Registrant, Dr. John A. Swanson and
       Marcia S. Morton and Swanson Analysis Systems, Inc. for the
       Houston, Pennsylvania property.
 10.19 Lease between National Build to Suit Washington County, L.L.C.
       and the Registrant for the new Southpointe property.

                                                                           PAGE
                                                                           ----
 10.20 Registrant's Pension Plan and Trust, as amended.
 10.21 Form of Director Indemnification Agreement.
    21 Subsidiaries of the Registrant.
  23.1 Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5.1 hereto).
 *23.2 Consent of Coopers & Lybrand L.L.P.
  24.1 Powers of Attorney (included on page II-6 of manually signed copy and page II-6 of conformed copies).

- --------
    * Filed herewith.